Exhibit 99.2

EXECUTION COPY

24 SEPTEMBER 2018

BARRICK GOLD CORPORATION

and

RANDGOLD RESOURCES LIMITED

COOPERATION AGREEMENT

65 Fleet Street

London EC4Y 1HS

This AGREEMENT is made on 24 September 2018

BETWEEN:

(1)

BARRICK GOLD CORPORATION, a corporation incorporated under the laws of the Province of Ontario, whose registered office is at 161 Bay Street, Suite 3700, Toronto, Ontario M5J 2S1, Canada (Barrick); and

(2)

RANDGOLD RESOURCES LIMITED, a company incorporated under the laws of Jersey with registered number 62686, whose registered office is at 3rd Floor, Unity Chambers, 28 Halkett Street, St Helier, Jersey, JE2 4WJ (Randgold),

(each a party and together the parties).

WHEREAS:

(A)	Barrick and Randgold propose to announce a recommended all-share merger on the terms and conditions set out in the Announcement.

(B)	The Merger will be made on the terms and subject to the conditions set out in the Announcement and this Agreement.

(C)	The parties intend that the Merger will be implemented by way of the Scheme, although Barrick reserves the right to implement the Merger by way of the Take-over Offer.

(D)	The parties are entering into this Agreement to set out certain obligations and commitments in relation to the implementation of the Merger (whether by way of the Scheme or the Take-over Offer).

IT IS AGREED as follows:

1.	Definitions and Interpretation

1.1

In this Agreement (including the recitals and Schedule 2 but excluding Schedule 1), the terms and expressions listed in this clause 1.1 shall have the meanings set out in this clause 1.1. Terms and expressions used in Schedule 1 shall have the meanings given to them in Schedule 1:

Acacia means Acacia Mining plc, a public limited company incorporated under the laws of England and Wales with registered number 07123187, whose registered office is at 5th Floor, 1 Cavendish Place, London, W1G 0QF;

Acceptance Condition means the acceptance condition to any Take-over Offer;

Acquisition Agreement has the meaning given in clause 8.3(b);

Action has the meaning given in clause 30.2;

Agreed Switch has the meaning given in clause 9.1(a);

Announcement means the announcement detailing the terms and conditions of the Merger to be made pursuant to Rule 2.7 of the Code, in the form set out in Schedule 1 (save only for non-material amendments agreed to on behalf of each of the parties);

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Barrick Acceptable Confidentiality Agreement means a confidentiality agreement between Barrick and a third party (other than Randgold or a person acting in concert with Randgold or at Randgold’s direction or with Randgold’s agreement) that:

(a)	is entered into in accordance with clause 8.2;

(b)	contains confidentiality restrictions no less favourable to Barrick than those set out in the Confidentiality Agreement;

(c)	does not permit such third party to acquire any securities of the Barrick Group (excluding Acacia) other than in the manner contemplated in paragraph (d) of this definition; and

(d)

contains customary standstill provisions that only permit the third party (not being Randgold or a person acting in concert with Randgold or at Randgold’s direction or with Randgold’s agreement) to, either alone or jointly with others, make a Competing Proposal for Barrick to the Barrick Board that is not publicly announced;

Barrick Board means the board of directors of Barrick from time to time;

Barrick Board Adverse Recommendation Change means the Barrick Board:

(a)	withdrawing (or modifying in any manner adverse to Randgold), or proposing publicly to withdraw (or modify in any manner adverse to Randgold), the Barrick Recommendation;

(b)	adopting, approving, recommending or declaring advisable, or proposing publicly to adopt, approve, recommend or declare advisable, any Competing Proposal for Barrick;

(c)	failing to include the Barrick Recommendation in the Announcement or the Barrick Circular; or

(d)	entering into an Acquisition Agreement in breach of clause 8.3(b) or pursuant to clause 8.4;

Barrick Circular means any notice of meeting and accompanying information circular (including all schedules, appendices and exhibits thereto) to be sent by Barrick to the Barrick Shareholders in connection with the Barrick Shareholder Meeting, including any amendments or supplements thereto;

Barrick Directors means the directors of Barrick from time to time;

Barrick Fairness Opinions means the written opinions dated 23 September 2018, given by each of The Klein Group, LLC and Morgan Stanley Canada Limited, that, as of such date, subject to the assumptions, limitations and qualifications contained therein, the Exchange Ratio (as defined in the Announcement) is fair from a financial point of view to Barrick;

Barrick Group means Barrick and its subsidiary undertakings;

Barrick Notice of Recommendation Change has the meaning given in clause 8.4(b)(A);

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Barrick Recommendation means an unqualified recommendation by the Barrick Board to the Barrick Shareholders to vote in favour of the Barrick Shareholder Resolution;

Barrick Shareholder Meeting means the special meeting, including any adjournments or postponements thereof in accordance with the terms of this Agreement, of the Barrick Shareholders to be held to consider and, if thought advisable, approve the Barrick Shareholder Resolution;

Barrick Shareholder Resolution means the shareholder resolution of the Barrick Shareholders approving, by simple majority of the Barrick Shares voted at the Barrick Shareholder Meeting, the issuance of the New Barrick Shares in accordance with the requirements of the Toronto Stock Exchange;

Barrick Shareholders means, at any time, the holders of Barrick Shares;

Barrick Share Plans means the Barrick Restricted Share Unit Plan, the Barrick Deferred Share Unit Plan, the Barrick Performance Granted Share Unit Plan, the Barrick Global Employee Share Plan, the Barrick Share Purchase Plan and the Barrick Stock Option Plan (2004); and the Barrick Amended and Restated Stock Option Plan;

Barrick Shares means the common shares in the capital of Barrick;

Barrick Superior Proposal means any unsolicited bona fide written Competing Proposal for Barrick that has not been withdrawn and that:

(a)	did not result from a breach by Barrick or any of its Representatives of any provision of clauses 8.1 through 8.4 (inclusive);

(b)

is made by a third party or group pursuant to which such third party (or in a merger or consolidation involving such party, the stockholders of such third party) or group would acquire, directly or indirectly, by means of a merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, liquidation, winding-up or similar transaction, 100% of the Barrick Shares or all or substantially all of the assets of the Barrick Group;

(c)	complies with Law;

(d)

is not subject to any financing contingency and in respect of which the Barrick Board has concluded, in good faith (after receiving the advice of its legal and financial adviser(s)), that adequate arrangements have been made to ensure that the required funds or other consideration will be available to effect payment in full;

(e)	is not subject to any due diligence and/or access condition;

(f)

in respect of which the Barrick Board determines in good faith, after receiving the advice of its legal counsel and its financial adviser(s) that: (A) failure to recommend such Competing Proposal for Barrick to the Barrick Shareholders would be inconsistent with its fiduciary duties under Law; and (B) such Competing Proposal is on terms more favourable from a financial point of view to the Barrick Shareholders than the Merger, taking into

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account all the material terms and conditions of (x) such offer (including the material legal, financial and regulatory aspects of the proposal and any potential delay associated therewith) and (y) this Agreement (including any changes proposed by Randgold to the terms of this Agreement), and also taking into account the expected benefits and any synergies arising from the Merger; and

(g)	is otherwise reasonably capable of being consummated on the terms proposed, taking into account all material legal, financial, regulatory and other aspects of such proposal, including conditionality;

Break Payment has the meaning given in clause 12.1;

Break Payment Event has the meaning given in clause 12.1;

Business Day means a day other than a Saturday or Sunday or public holiday in England and Wales, Jersey, Canada or the United States on which banks in London, St. Helier, Toronto and New York are open for general commercial business;

Clearances means any approvals, consents, clearances, permissions, confirmations, comfort letters and waivers that are required to be obtained, any filings that are required to be made (or that are reasonably considered appropriate or desirable by Barrick and Randgold) and any waiting periods that need to have expired, from or under any of the Laws, regulations or practices applied by any Government Authority (or under any agreements or arrangements to which any Government Authority is a party) and any other requirements imposed or asserted by a Government Authority, in each case in connection with the Merger, and including the Regulatory Conditions;

Code means the City Code on Takeovers and Mergers, as issued from time to time by or on behalf of the Panel;

COMESA means the Common Market for Eastern and Southern Africa, which includes the following member states: Burundi, the Comoros, the Democratic Republic of Congo, Djibouti, Egypt, Eritrea, Ethiopia, Kenya, Libya, Madagascar, Malawi, Mauritius, Rwanda, Somalia, Sudan, Swaziland, Seychelles, Tunisia, Uganda, Zambia and Zimbabwe;

Communications means notifications, filings, submissions, material correspondence and material communications, whether oral or in writing, or other forms of engagement;

Competing Proposal for Barrick means a proposal, offer or expression of interest, whether or not in writing:

(a)

for an offer (including an exchange offer or take-over bid), merger, acquisition, dual-listed structure, amalgamation, statutory arrangement, recapitalization, reverse take-over, and/or business combination (or the announcement of a firm intention to do the same), the purpose of which is to acquire, directly or indirectly, 20 per cent. or more of the issued or to be issued common share capital of Barrick or any other class of voting or equity securities of Barrick or securities convertible into or exchangeable for such voting or equity securities (when aggregated with the shares already held by

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the acquirer and any person acting or presumed or deemed to be acting in concert with the acquirer) or any arrangement or series of arrangements which results in any party acquiring, consolidating or increasing ‘control’ (as defined in the Code) of Barrick;

(b)

for the acquisition or disposal, directly or indirectly (and including by way of dilution as a result of share issuance by any Barrick Group member, excluding Acacia), of all or a significant proportion (being 20 per cent. or more) of the business, assets and/or undertakings of the Barrick Group calculated by reference to any of its revenue, profits or value taken as a whole;

(c)

for a demerger and/or liquidation involving all or a significant portion (being 20 per cent. or more) of the Barrick Group calculated by reference to any of its revenue, profits or value taken as a whole; or

(d)

for any other transaction which would be reasonably likely materially to preclude, impede or delay or otherwise prejudice, or be an alternative to or inconsistent with, the implementation of the Merger, in each case which is not effected by Randgold (or a person acting in concert with Randgold) or at Randgold’s direction or with Randgold’s agreement, and in each case whether implemented in a single transaction or a series of transactions and whether conditional or otherwise and excluding in each case the Strategic Investment Agreement;

Competing Proposal for Randgold means a proposal, offer or expression of interest, whether or not in writing:

(a)

for an offer (including a partial, exchange or tender offer), merger, acquisition, dual-listed structure, scheme of arrangement, reverse take-over, whitewash transaction and/or business combination (or the announcement of a firm intention to do the same), the purpose of which is to acquire, directly or indirectly, 20 per cent. or more of the issued or to be issued ordinary share capital of Randgold or any other class of voting or equity securities of Randgold or securities convertible into or exchangeable for such voting or equity securities (when aggregated with the shares already held by the acquirer and any person acting or presumed or deemed to be acting in concert with the acquirer) or any arrangement or series of arrangements which results in any party acquiring, consolidating or increasing ‘control’ (as defined in the Code) of Randgold;

(b)

for the acquisition or disposal, directly or indirectly (and including by way of dilution as a result of share issuance by any Randgold Group member), of all or a significant proportion (being 20 per cent. or more) of the business, assets and/or undertakings of the Randgold Group calculated by reference to any of its revenue, profits or value taken as a whole;

(c)

for a demerger and/or liquidation involving all or a significant portion (being 20 per cent. or more) of the Randgold Group calculated by reference to any of its revenue, profits or value taken as a whole; or

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(d)

for any other transaction which would be reasonably likely materially to preclude, impede or delay or otherwise prejudice, or be an alternative to or inconsistent with, the implementation of the Merger (including, for the avoidance of doubt, any transaction or arrangement which would constitute a Class 1 transaction for the purposes of the Listing Rules undertaken by Randgold), in each case which is not effected by Barrick (or a person acting in concert with Barrick) or at Barrick’s direction or with Barrick’s agreement, and in each case whether implemented in a single transaction or a series of transactions and whether conditional or otherwise;

Conditions means:

(a)

for so long as the Merger is being implemented by means of the Scheme, the terms and conditions to the implementation of the Merger (including the Scheme) as set out in Part A of Appendix I to the Announcement and to be set out in the Merger Document, as may be amended by Barrick with the consent of Randgold and the Panel; and

(b)

for so long as the Merger is being implemented by means of a Take-over Offer, the terms and conditions referred to in (a) above, as amended by replacing the Scheme Conditions with the Acceptance Condition and as may be further amended by Barrick with the consent of the Panel (and, in the event of an Agreed Switch, Randgold), and Condition shall be construed accordingly;

Confidentiality Agreement means the confidentiality agreement dated 28 April 2018 entered into between Randgold and Barrick;

Court means the Royal Court of Jersey;

Court Hearing means the hearing by the Court of the petition to sanction the Scheme and to grant the Court Order, such hearing to take place on the date as is agreed between Barrick and Randgold, subject to the agreement of the Panel where applicable;

Court Meeting means the meeting(s) of the Scheme Shareholders to be convened by order of the Court pursuant to Article 125 of the Jersey Companies Law, notice of which will be set out in the Scheme Document, for the purpose of approving the Scheme, including any adjournment thereof;

Court Order means the order(s) of the Court sanctioning the Scheme under Article 125 of the Jersey Companies Law;

Effective Date means:

(a)	the date on which the Scheme becomes effective in accordance with its terms; or

(b)

if Barrick elects to implement the Merger by means of a Take-over Offer in accordance with the terms of this Agreement, the date that the Take-over Offer becomes or is declared unconditional in all respects;

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Government Authority means any central bank, ministry, governmental, quasi-governmental, supranational (including COMESA and the European Union), statutory, regulatory or investigative body, authority or tribunal (including any national or supranational anti-trust, competition or merger control authority, any sectoral ministry or regulator and foreign investment review body), national, state, municipal or local government (including any subdivision, court, tribunal, administrative agency or commission or other authority thereof), any entity owned or controlled by any of them or any private body (in either case exercising any regulatory, taxing, importing or other authority), any trade agency, association, institution or professional or environmental body in any jurisdiction;

Jersey Companies Law means the Companies (Jersey) Law 1991, as amended from time to time;

Law means any applicable statute, law, rule, regulation, ordinance, code, order, judgment, injunction, writ, decree, directive, policy, guideline, interpretation or rule of common law issued, administered or enforced by any Government Authority, or any judicial or administrative interpretation thereof;

Listing Rules means the rules and regulations made by the Financial Conduct Authority in its capacity as the UK Listing Authority under the Financial Services and Markets Act 2000, and contained in the UK Listing Authority’s publication of the same name;

Longstop Date means 28 February 2019 (or such later date as may be agreed in writing by Barrick and Randgold (with the Panel’s consent and (if such approval is required) as the Court may approve);

Merger means the direct or indirect acquisition of the entire issued and to be issued share capital of Randgold by Barrick to be effected by way of: (i) a Scheme; or (ii) a Take-over Offer (as the case may be);

Merger Document means (i) if the Scheme is (or is to be) implemented, the Scheme Document; or (ii) if the Take-over Offer is (or is to be) implemented, the Offer Document;

Misrepresentation means an untrue statement of material fact or omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made;

New Barrick Shares means the new Barrick Shares to be issued pursuant to the Merger;

Offer Document means, if (following the date of this Agreement) Barrick elects to implement the Merger by way of the Take-over Offer in accordance with clause 9.1, the document to be sent to (among others) Randgold Shareholders setting out, among other things, the full terms and conditions of the Take-over Offer;

Panel means the UK Panel on Takeovers and Mergers;

Randgold Board means the board of directors of Randgold from time to time;

Randgold Board Adverse Recommendation Change means:

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(a)

if Randgold makes an announcement prior to the publication of the Merger Document(s) that: (i) the Randgold Directors no longer intend to make the Randgold Board Recommendation or intend to modify or qualify such recommendation in any adverse way; (ii) except as contemplated in this Agreement, it will not convene the Court Meeting or the Randgold General Meeting; or (iii) except as contemplated in this Agreement, it intends not to post the Scheme Document or (if different) the document convening the Randgold General Meeting;

(b)

if Randgold makes an announcement that it will delay the convening of, or will adjourn, the Court Meeting, the Randgold General Meeting or the Court Hearing for more than 15 calendar days, in each case without the consent of Barrick, or fails to register the Court Order with the Registrar of Companies by the later of (i) the expected Effective Date as set out in the Scheme Document or any subsequent announcement in relation to the timetable of the Merger published with the agreement of the parties and (ii) 2 Business Days after its grant;

(c)	the Randgold Board Recommendation is not included by Randgold in the Merger Document(s); or

(d)	the Randgold Directors in any way withdraw, adversely modify or adversely qualify the Randgold Board Recommendation;

Randgold Board Recommendation means an unqualified recommendation from the Randgold Board to Randgold Shareholders in respect of the Merger: (i) to vote in favour of the Randgold Resolutions; or (ii) if Barrick elects to implement the Merger by means of a Take-over Offer in accordance with the terms of this Agreement, to accept the Take-over Offer;

Randgold Directors means the directors of Randgold from time to time;

Randgold General Meeting means the general meeting of Randgold to be convened in connection with the Scheme, notice of which will be set out in the Scheme Document, including any adjournment thereof;

Randgold Group means Randgold, its subsidiary undertakings and any undertakings in which it controls, directly or indirectly, 20 per cent. of the voting rights and member of the Randgold Group shall be construed accordingly;

Randgold Home Jurisdictions means Mali, Côte d’Ivoire, the Democratic Republic of the Congo and Senegal;

Randgold Resolutions means such shareholder resolutions of Randgold as are necessary to approve, implement and effect the Scheme and the Merger and changes to Randgold’s articles of association;

Randgold Share Plans means the Randgold CEO Award, the Randgold Resources Limited Restricted Share Scheme, the Randgold Resources Limited Co-Investment Plan, the Randgold Resources Limited Long-Term Incentive Plan, and the Randgold Annual Bonus Plan (to the extent it relates to the deferred bonus shares);

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Randgold Shareholder Meetings means the Court Meeting and the Randgold General Meeting;

Randgold Shareholders means the holders of Randgold Shares from time to time;

Randgold Shares means the ordinary shares of USD 0.05 each in the capital of Randgold;

Registrar of Companies means the Registrar of Companies appointed pursuant to the Jersey Companies Law;

Regulatory Conditions means the conditions set out in paragraph 5 of Part A of Appendix 1 to the Announcement;

Regulatory Information Service means any information service authorised from time to time by the Financial Conduct Authority for the purpose of disseminating regulatory announcements;

Remedies means any conditions, measures, commitments, undertakings, remedies (including disposal and any pre-divesture reorganisations by a party) or assurance (financial or otherwise) offered, imposed or required in connection with the obtaining of any Clearances and that is to come into effect after or conditional on completion of the Merger and Remedy shall be construed accordingly;

Representatives has the meaning given in clause 8.1;

Scheme means the scheme of arrangement proposed to be made under Article 125 of the Jersey Companies Law between Randgold and the Scheme Shareholders, with or subject to any modification, addition or condition approved or imposed by the Court and agreed to by Barrick;

Scheme Conditions means the conditions referred to in paragraph 2 of Part A of Appendix 1 to the Announcement;

Scheme Document means the document to be sent to (among others) Randgold Shareholders containing and setting out, among other things, the full terms and conditions of the Scheme and containing the notices convening the Court Meeting and the Randgold General Meeting;

Scheme Shareholders means the holders of Scheme Shares;

Scheme Shares has the meaning given in the Announcement;

Shandong means Shandong Gold Group Co., Ltd., a company incorporated under the laws of the People’s Republic of China whose registered office is at Building 3, Shuntai Plaza, No. 2000, Shunhua Road, Jinan 250100, China;

Strategic Investment Agreement means the strategic investment agreement to be entered into between Barrick and Shandong on or around the date of this Agreement, which provides for cross-investments of up to USD 300 million over a 12-month period through the acquisition of shares of Shandong Gold Mining Co., Ltd. and Barrick, respectively, through the facilities of the stock exchanges on which such shares are listed;

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subsidiary means a person of another person if such other person (i) holds a majority of the voting rights in it, or (ii) is a member of it and has the right to appoint or remove a majority of its board of directors, or (iii) is a member of it and controls alone, pursuant to an agreement with other members, a majority of the voting rights in it, or if it is a subsidiary of a company that is itself a subsidiary of that other company;

subsidiary undertaking is an undertaking of a parent undertaking, if such parent undertaking (i) holds a majority of the voting rights in the undertaking, or (ii) is a member of the undertaking and has the right to appoint or remove a majority of its board of directors, or (iii) has the right to exercise a dominant influence over the undertaking (x) by virtue of provisions contained in the undertaking’s articles, or (y) by virtue of a control contract, or (iv) is a member of the undertaking and controls alone, pursuant to an agreement with other shareholders or members, a majority of the voting rights in the undertaking. For the purposes of this definition, an undertaking shall be treated as a member of another undertaking if (x) any of its subsidiary undertakings is a member of that undertaking, or (y) if any shares in that other undertaking are held by a person acting on behalf of the undertaking or any of its subsidiary undertakings;

Switch has the meaning given in clause 9.1;

Take-over Offer means a take-over offer (within the meaning of Article 116 of the Jersey Companies Law) to be made by or on behalf of Barrick to acquire the entire issued and to be issued share capital of Randgold on the terms and conditions to be set out in the Offer Document;

UK or United Kingdom means the United Kingdom of Great Britain and Northern Ireland;

VAT means value added tax and any similar sales or turnover tax (including without limitation goods and services tax); and

Working Hours means 9:30 am to 5:30 pm in the relevant location on a Business Day.

1.2	In this Agreement, unless the context otherwise requires:

(a)	the expressions acting in concert and concert parties shall be construed in accordance with the Code;

(b)	interest in shares or securities shall be construed in accordance with the Code;

(c)

a reference to an enactment or statutory provision shall include a reference to any subordinate legislation made under the relevant enactment or statutory provision and is a reference to that enactment, statutory provision or subordinate legislation as from time to time amended, consolidated, modified, re-enacted or replaced;

(d)

references to a person include any individual, an individual’s executors or administrators, a partnership, a firm, a body corporate (wherever incorporated), an unincorporated association, Government Authority, a joint

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venture, association, works council or employee representative body (in any case, whether or not having separate legal personality);

(e)	references to a recital, paragraph, clause or Schedule (other than a schedule to a statutory provision) shall refer to those of this Agreement unless stated otherwise;

(f)	headings do not affect the interpretation of this Agreement, the singular shall include the plural and vice versa, and references to one gender include all genders;

(g)	unless otherwise specified, references to time are to London time;

(h)	any reference to a day (including within the phrase Business Day) shall mean a period of 24 hours running from midnight to midnight;

(i)

references to any legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall, in respect of any jurisdiction other than New York, be construed as references to the term or concept which most nearly corresponds to it in that jurisdiction;

(j)	any phrase introduced by the terms including, include, in particular or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(k)	a reference to any other document referred to in this Agreement is a reference to that other document as amended, varied or supplemented at any time; and

(l)	references to this Agreement include this Agreement as amended or supplemented in accordance with its terms.

1.3	The Schedules form part of this Agreement and shall have the same force and effect as if set out in the body of this Agreement and any reference to this Agreement shall include the Schedules.

2.	Publication of the Announcement

2.1

The obligations of the parties under this Agreement, other than this clause 2 and clauses 16 to 24 (inclusive) and 26 to 30 (inclusive), shall be conditional on the release of the Announcement via a Regulatory Information Service (or otherwise in accordance with Rule 30.1 of the Code) at or before 11.59 p.m. on the date of this Agreement or such later time and date as the parties may agree (and, where required by the Code, the Panel may approve). This clause 2 and clauses 16 to 24 (inclusive) and 26 to 30 (inclusive) shall take effect on and from execution of this Agreement.

2.2	The parties shall each use reasonable efforts to ensure that the Announcement is released by no later than 8.00 a.m. (London time) on the Business Day following the entry into this Agreement.

3.	Clearances

3.1	Except where otherwise required by Law, Barrick shall:

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(a)	jointly with Randgold, determine the strategy or decisions for obtaining the Clearances, including:

(i)	the determination, timing and sequencing regarding any discussion, offer or agreement of Remedies, if any are required, with any Government Authorities; and

(ii)	the determination of any Remedies discussed with, offered to or agreed with any Government Authorities,

save that in the event of any disagreement between Barrick and Randgold over strategy or decisions in relation to, or the offer or agreement of Remedies to satisfy, any Regulatory Condition or to complete the COMESA filing, Barrick may solely determine such strategy or decisions and may solely determine such offer or agreement of Remedies, except where such Remedies would have a material adverse effect on the Barrick Group following the consummation of the Merger;

(b)

subject to clause 3.5, promptly contact and correspond with the Government Authorities in relation to Clearances (including submitting and preparing all necessary filings, notifications and submissions); and

(c)	be responsible for the payment of all fees required in connection with obtaining the Clearances to satisfy any Regulatory Condition or to complete the COMESA filing.

3.2	Subject to clause 3.1, Barrick shall:

(a)

take, or cause to be taken, all reasonable action and do, or cause to be done, all things reasonably necessary or advisable to secure the Clearances required in relation to the Regulatory Conditions or to complete the COMESA filing, in each case by the Longstop Date or such earlier date as is required by law;

(b)

offer to the relevant Government Authorities (and not withdraw) within a reasonable time period any Remedies necessary or advisable (in the reasonable opinion of Barrick) for the purpose of securing the Clearances required in relation to the Regulatory Conditions or to complete the COMESA filing;

(c)

perform or implement without undue delay any such Remedies that are offered to and accepted by the relevant Government Authorities for the purpose of securing the Clearances required in relation to the Regulatory Conditions or to complete the COMESA filing;

(d)

use reasonable efforts to avoid (i) any declarations of incompleteness by any Government Authority and (ii) any suspension of review period by a Government Authority, in each case in respect of the Clearances required in relation to the Regulatory Conditions or to complete the COMESA filing;

(e)

use reasonable efforts to ensure the Clearances required in relation to the Regulatory Conditions or to complete the COMESA filing are obtained promptly by each relevant Government Authority, including, if necessary, entering into a hold separate arrangement with a Government Authority; and

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(f)

use reasonable efforts to procure that no Government Authority in respect of the Clearances required in relation to the Regulatory Conditions or to complete the COMESA filing seeks to issue, or issues any measure that prevents, or purports to prevent, completion of the Merger.

3.3	Subject to clause 3.1, the parties shall:

(a)	provide to each other, in a timely manner, such information and assistance as may be required for:

(i)

the parties to determine in which jurisdictions any merger control, regulatory or other filing, notification, submission or engagement with a Government Authority is necessary or advisable for the purposes of obtaining the Clearances;

(ii)

the parties to make any filings, notifications or submissions to the Government Authorities as are necessary in connection with the obtaining of Clearances, taking into account all applicable waiting periods;

(iii)	the identification, structuring and preparation of any Remedies or proposed Remedies; and

(iv)	responding to any inquiries from other Government Authorities concerning the application or potential application of any Laws to the Merger; and

(b)	ensure that all information necessary:

(i)

for the making of (or responding to any requests for further information consequent upon) any such filings, notifications, submissions or engagements (including draft versions) necessary for the purpose of obtaining the Clearances; and

(ii)	the identification, structuring and preparation of any Remedies,

and that is in the possession of, or reasonably obtainable by the parties (including from third parties through the exercise of contractual rights) is supplied accurately and as promptly as reasonably practicable.

3.4	Randgold shall:

(a)	not offer or agree to any Remedies without the express written approval of Barrick;

(b)	subject to clause 3.5, not discuss the terms or potential terms of any Remedies without the express written approval of Barrick; and

(c)

in relation to any Regulatory Condition, or to complete the COMESA filing, agree to any Remedies (provided that the determination of such Remedies is made in accordance with clause 3.1) which Barrick requests Randgold to be party to; provided, however, that Randgold’s fulfilment of any obligations under such Remedies shall be conditioned on the consummation of the Merger.

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3.5	Except to the extent that to do so is prohibited by Law and subject to clauses 3.1 and 3.7:

(a)

Barrick, Randgold or Barrick and Randgold jointly, as may be required by Law, will engage with and/or submit a filing, notification or submission (as required) to each relevant Government Authority as soon as is reasonably practicable after the signing of this Agreement and in any event within any applicable mandatory time periods where it is necessary, desirable, appropriate or expedient to do so to obtain the Clearances and shall make the initial filings for the Regulatory Conditions as soon as is reasonably practicable and in any event by no later than 15 Business Days from the date of this Agreement;

(b)

Barrick and Randgold shall agree on which of them shall manage communications with any Government Authority and shall agree on the principles of the approach (it being further agreed that Randgold will lead all communications with Government Authorities in the Randgold Home Jurisdictions and Barrick will not contact any Government Authority in those jurisdictions without prior consultation with Randgold);

(c)

each party shall provide in a timely manner such cooperation as is reasonably required by the other in connection with the preparation of all such filings, notifications, submissions or engagements referred to in clause 3.5(a) and in relation to the preparation of any other Communications with or to any Government Authority in connection with the Clearances, taking into account all applicable waiting periods;

(d)

each party shall provide, or procure the provision of, draft copies of all Communications (including, in the case of material non-written Communications, reasonably detailed summaries of the material non-written Communications) intended to be sent or communicated to any Government Authority in relation to any Clearances to the other party and its legal advisers at such time as will allow the receiving party a reasonable opportunity to provide comments on such Communications before they are submitted, sent or made, save that, in the case of Randgold and the Randgold Home Jurisdictions, where the parties have agreed the principles of an approach to a Government Authority and the Communication is consistent with those agreed principles, Randgold shall not be required to share, or procure the sharing of, drafts of any Communications to Barrick prior to such Communications being submitted, sent or made;

(e)

each party shall provide the other party with copies of all Communications in the form finally submitted or sent to any Government Authority in relation to any Clearances (including, in the case of material non-written Communications, reasonably detailed summaries of the material non-written Communications);

(f)	each party shall consider in good faith comments made in a timely manner by the other party on draft copies of Communications provided pursuant to clause 3.5(d);

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(g)

each party shall notify the other party, and provide copies (including, in the case of material non-written Communications, reasonably detailed summaries of the material non-written Communications), in a timely manner, of any Communication from or with any Government Authority in relation to the Merger or any Clearance;

(h)

each party shall keep the other party reasonably informed as to the progress of any filing, notification and submission submitted pursuant to clause 3.5(a) and shall give the other reasonable prior notice of any meetings or calls with any Government Authority or other persons or bodies relating to any Clearance (including at pre-notification stage) and, to the extent reasonably practicable, shall allow representatives or advisers nominated by the other: (i) to attend all meetings or calls with any Government Authority (unless prohibited by the Government Authority or Law) relating to any Clearance; and (ii) to make reasonable oral submissions at such meetings or calls; and

(i)

where reasonably requested by a party, and insofar as permitted by a Government Authority, the other party shall make available appropriate representatives for meetings and calls with any Government Authority in connection with any Clearances.

3.6

Each party undertakes to keep the other party informed promptly of: (a) developments which are material or reasonably likely to be material to the obtaining of a Clearance; and (b) the satisfaction of the Regulatory Conditions.

3.7	Subject to clause 3.1, each party undertakes not to:

(a)

submit a filing, submission or notification to, or, otherwise engage with, any Government Authority in a jurisdiction where a Clearance is neither required nor determined by Barrick and Randgold to be appropriate or advisable for the Merger to be completed; or

(b)

withdraw a filing, submission or notification made to any Government Authority whose Clearance is required or determined by Barrick and Randgold to be appropriate or advisable for the Merger to be completed; or

(c)

other than as required by Law to be paid in respect of any filing, submission or notification to any Government Authority that is required to be made by it pursuant to the terms of this clause 3, make any payment of any amount to any Government Authority in connection with the Merger, in each case, without the prior written consent of the other party.

3.8

If a provision of this Agreement obliges the parties to disclose any information to the other which the disclosing party reasonably considers to be commercially or competitively sensitive, the disclosing party shall disclose the relevant information to the other party pursuant to appropriate clean team arrangements (including on an external counsel only basis) or as the disclosing party and the other party may otherwise agree.

4.	Scheme Document

4.1	Subject to clause 3.8, Barrick agrees:

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(a)

promptly to provide Randgold all such information about itself, its directors and the Barrick Group (other than Acacia) as is required by Randgold (having regard to the Code and other Law) for inclusion in the Scheme Document (including any information required under the Code or other Law), provided that any information relating solely to Barrick, its directors and the Barrick Group in the Scheme Document shall be in form and content approved in writing by Barrick, acting reasonably (provided such form and content is compliant with Law and acceptable to the Panel, the Court and other relevant regulatory authorities);

(b)

promptly to provide Randgold with all such other assistance and access as may reasonably be required in connection with the preparation of the Scheme Document and any other document required under the Code or by other Law to be published in connection with the Scheme, including access to, and ensuring the provision of reasonable assistance by, Barrick’s relevant professional advisers; and

(c)

to procure that the Barrick Directors accept responsibility, in the terms required by the Code, for all the information related to them (and members of their immediate families, related trusts and persons connected with them) and any statements of opinion, belief or expectation of the Barrick Directors in relation to the Merger in the Scheme Document and any other document required under the Code or by other Law to be published in connection with the Scheme.

5.	Court Proceedings

In connection with all Court proceedings relating to obtaining the Court Order and save as otherwise prohibited by Law, Randgold shall provide to Barrick’s legal counsel without delay:

(a)	copies of any notice, evidence, witness statement or other documentation served on Randgold in respect of the application for the Court Order or any appeal therefrom; and

(b)

notice of any written or oral indication from any person (including, without limitation, any Randgold Shareholder) of any person’s intention to appeal, delay or otherwise oppose the granting of, the Court Order.

6.	Implementation of the Merger

6.1

Where the Merger is being implemented by way of the Scheme, if all the Conditions (other than the condition contained in paragraph 2(c) of Part A of Appendix 1 to the Announcement) have been satisfied or waived by no later than 11:59 pm on the Business Day immediately preceding the Court Hearing, Barrick shall instruct counsel to appear on its behalf at the Court Hearing and undertake to the Court to be bound by the terms of the Scheme in so far as it relates to Barrick.

6.2

If Barrick becomes aware of any fact, matter or circumstance that it reasonably considers would entitle Barrick to invoke any of the Conditions and Barrick reasonably believes the Panel would allow such invocation, Barrick shall notify Randgold (providing reasonable details of the events which have occurred, or

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circumstances which have arisen, which they reasonably consider entitles them to invoke the Condition) without delay.

7.	Barrick documents and Barrick Recommendation

7.1	Barrick shall as promptly as practicable, set the record date for Barrick Shareholders entitled to receive notice of and vote at the Barrick Shareholder Meeting.

7.2

Barrick shall coordinate with Randgold to set the date of the Barrick Shareholder Meeting and Barrick shall duly take all lawful action to give notice of, convene and conduct the Barrick Shareholder Meeting in accordance with Barrick’s constitutional documents and Law on the same date for which the Court Meeting and the Randgold General Meeting are held (or such other date as may be agreed by both parties in writing).

7.3

Subject to Randgold’s compliance with clause 7.4, Barrick shall as promptly as reasonably practicable prepare the Barrick Circular together with any other documents required by Law in connection with the Barrick Shareholder Meeting, file the Barrick Circular in all jurisdictions where the same is required to be filed and mail the Barrick Circular to the Barrick Shareholders in accordance with Law.

7.4

Randgold agrees to provide promptly to Barrick, to the standard that is required for Barrick to meet its obligations under Law, all such information about itself, its directors and the Randgold Group as is required for the purpose of inclusion in (or submission with) the Barrick Circular, including any pro forma financial statements and any technical reports prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects in respect of the Kibali mine and the Loulo-Gounkoto mine.

7.5

Barrick shall ensure that the Barrick Circular complies in all material respects with Law and, at the time of mailing of the Barrick Circular, does not contain any Misrepresentation (except that Barrick shall not be responsible for any information relating to Randgold and its subsidiary undertakings which is provided by Randgold pursuant to clause 7.4). Barrick shall include a copy of the Barrick Fairness Opinions in the Barrick Circular.

7.6	Except to the extent that the Barrick Board has made a Barrick Board Adverse Recommendation Change as permitted by clause 8.4:

(a)	the Barrick Board shall recommend to the Barrick Shareholders that they vote in favour of the Barrick Shareholder Resolution and shall include the Barrick Recommendation in the Barrick Circular; and

(b)

Barrick shall use its commercially reasonable efforts to solicit proxies in favour of the Barrick Shareholder Resolution and against any other resolution submitted by any Barrick Shareholder, including using such proxy solicitation services firms as Barrick considers necessary and appropriate.

Except as expressly contemplated by the immediately preceding sentence, the obligations of Barrick pursuant to this clause 7 shall not be affected by the commencement, public proposal, public disclosure or communication to Barrick of

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any Competing Proposal for Barrick or by the making of any Barrick Board Adverse Recommendation Change by the Barrick Board.

7.7

Barrick shall promptly advise Randgold of any written communication it receives from any Barrick Shareholder or person acting on behalf of a Barrick Shareholder in opposition to the Merger or the Barrick Resolution, except for non-substantive communications from any Barrick Shareholder that purports to hold less than one per cent of the outstanding Barrick Shares.

7.8

Barrick shall, after the mailing of the Barrick Circular and before the Barrick Shareholder Meeting, keep Randgold informed promptly on a regular basis or as soon as reasonably practicable following written request from Randgold of the number of proxies received by Barrick (or its agent) from Barrick Shareholders in respect of the Barrick Shareholder Resolution and their stated voting instructions.

7.9

Barrick (and, in respect of information relating to Randgold only, Randgold) shall promptly notify the other if at any time before the Effective Date either of them becomes aware that the Barrick Circular or the Scheme Document contains a Misrepresentation or otherwise requires an amendment or supplement and Barrick and Randgold shall co-operate in the preparation of any amendment or supplement to the Barrick Circular or Scheme Document as reasonably required. Barrick shall, in respect of the Barrick Circular, and Randgold shall, in respect of the Scheme Document, promptly mail, file and/or otherwise publicly disseminate any such amendment or supplement to the Barrick Shareholders (in respect of the Barrick Circular) or to the Randgold Shareholders (in respect of the Scheme Document) in accordance with Law.

7.10	Notwithstanding anything to the contrary contained in this Agreement, if the Barrick Board reasonably believes, after consulting with its outside counsel and Randgold, that:

(a)

it is necessary to postpone or adjourn the Barrick Shareholder Meeting to ensure that any required supplement or amendment to the Barrick Circular is provided to the Barrick Shareholders within a reasonable amount of time in advance of the Barrick Shareholder Meeting; or

(b)

(A) it will not receive proxies sufficient to approve the Barrick Shareholder Resolution, whether or not a quorum is present, or (B) it will not have sufficient Barrick Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Barrick Shareholder Meeting, then Barrick may postpone or adjourn, or make one or more successive postponements or adjournments of, the Barrick Shareholder Meeting, as long as the date of the Barrick Shareholder Meeting is not postponed or adjourned more than an aggregate of 15 calendar days.

7.11

Barrick shall provide draft copies of the Barrick Circular to Randgold at such time as will allow Randgold reasonable opportunity to review and comment on such drafts and Barrick shall give reasonable consideration to any comments provided by Randgold, provided that any information relating solely to Randgold, its directors and the Randgold Group in the Barrick Circular shall be in form and content approved in

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writing by Randgold, acting reasonably (provided such form and content is compliant with Law and acceptable to the relevant regulatory authorities) and provided that the inclusion of information referred to in clause 7.4 shall be subject to Randgold’s compliance with its obligations thereunder.

7.12

If the Barrick Board determines that, by reason of a material change from the information in the Barrick Circular, it is legally necessary for Barrick to have the Barrick Shareholders pass the Barrick Shareholder Resolution a second time, Barrick and Randgold shall again comply with clause 7 and clauses 8.1 and 8.3.

8.	Additional Barrick Covenants

8.1

From the date of this Agreement until the earlier of the Longstop Date or the date of the termination of this Agreement in accordance with clause 15, Barrick shall not, nor shall it authorise any of its respective directors, officers or employees or any of its respective investment bankers, accountants, attorneys or other advisers, agents or representatives to, and shall direct them not to (collectively, Representatives):

(a)

directly or indirectly solicit, assist, initiate, encourage or knowingly facilitate (including by providing information to any person for the purpose of facilitating) any Competing Proposal for Barrick or any inquiry or proposal that may reasonably be expected to lead to a Competing Proposal for Barrick; or

(b)

enter into or participate in any discussions or negotiations with, or furnish any information with respect to, or cooperate in any way with any person who is seeking to make or has made a Competing Proposal for Barrick with respect to any Competing Proposal for Barrick or any inquiry or proposal that may reasonably be expected to lead to a Competing Proposal for Barrick.

8.2

Notwithstanding the provisions of clause 8.1, at any time prior to obtaining the Barrick Shareholder Resolution, in response to a bona fide written Competing Proposal for Barrick that the Barrick Board determines in good faith (after receiving advice from its outside counsel and its financial adviser(s)) constitutes or would reasonably be expected to result in a Barrick Superior Proposal, and which Competing Proposal for Barrick was made after the date of this Agreement and did not otherwise result from a material breach of the provisions of clause 8.1, if failure to take the following actions would be inconsistent with the fiduciary duties of the Barrick Board under Law, Barrick may (and may authorise its Representatives to), subject to compliance with clause 8.3:

(a)

furnish information with respect to the Barrick Group to the person making such Competing Proposal for Barrick (and its Representatives) (provided that all such information has previously been provided to Randgold or is provided to Randgold prior to or substantially concurrent with the time it is provided to such person) pursuant to a Barrick Acceptable Confidentiality Agreement; and

(b)

engage in discussions regarding the terms of such Competing Proposal for Barrick and the negotiation of such terms with, and only with, the person making such Competing Proposal for Barrick (and such person’s Representatives),

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provided that Barrick shall promptly notify Randgold upon receipt of any Competing Proposal for Barrick and keep Randgold reasonably informed regarding the proposed terms and if Barrick intends to furnish information pursuant to clause 8.2(a) or engage in discussions pursuant to clause 8.2(b).

8.3	Except as set out in clause 8.4, neither the Barrick Board nor any committee thereof shall:

(a)	take any action which constitutes a Barrick Board Adverse Recommendation Change; or

(b)

approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, or allow any member of the Barrick Group (excluding Acacia) (or their Representatives) to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, or other similar or comparable contract (each, an Acquisition Agreement) (other than a Barrick Acceptable Confidentiality Agreement) constituting or relating to, or that is intended to or would reasonably be expected to lead to:

(i)	any Competing Proposal for Barrick;

(ii)

requiring, or reasonably expected to cause, Barrick to abandon, terminate, adversely amend, delay or fail to consummate, or that would otherwise prevent or materially impede, interfere with, hinder or delay the consummation of, or be inconsistent with, the Merger or any of the other transactions contemplated by this Agreement; or

(iii)	requiring, or reasonably expected to cause, Barrick to fail to comply with this Agreement in any material respect.

8.4

Notwithstanding the provisions of clause 8.3, at any time prior to obtaining the Barrick Shareholder Resolution, the Barrick Board may make a Barrick Board Adverse Recommendation Change and enter into an Acquisition Agreement or other agreement with respect to a Barrick Superior Proposal if both:

(a)	Barrick receives a Barrick Superior Proposal; and

(b)	the Barrick Board determines in good faith (after consultation with outside counsel and its financial adviser(s)) that the failure to do so would be inconsistent with its fiduciary duties under Law, provided, however, that Barrick shall not be entitled to exercise its right to make a Barrick Board Adverse Recommendation Change or enter into an Acquisition Agreement or other agreement with respect to a Barrick Superior Proposal (other than a Barrick Acceptable Confidentiality Agreement) until:

(A)

after the fifth Business Day following Randgold’s receipt of written notice (a Barrick Notice of Recommendation Change) from Barrick advising Randgold that the Barrick Board intends to take such action, including the terms and conditions of any Barrick Superior Proposal that is the basis of the proposed action by the Barrick Board (it being understood and agreed that any amendment

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to the financial terms or any other material term of such Barrick Superior Proposal shall constitute a new Competing Proposal for Barrick and shall require a new Barrick Notice of Recommendation Change, except that references to the five Business Day period above shall be deemed to be references to a three Business Day period); and

(B)

Barrick has consulted with Randgold during such period and provided Randgold with a reasonable opportunity at its election to propose changes to the terms and conditions of the Merger or this Agreement and, if Randgold has proposed to amend the terms of the Merger or this Agreement, the Barrick Board shall have determined, in good faith, after consultation with its outside counsel and financial adviser(s), that the Competing Proposal for Barrick continues to be a Barrick Superior Proposal notwithstanding the proposed changes to the terms and conditions of the Merger or this Agreement (if any).

8.5

Nothing contained in this Agreement shall prevent the Barrick Board from (a) complying with Section 2.17 of National Instrument 62-104 – Take-Over Bids and Issuer Bids by responding through a directors’ circular or otherwise as required by Law to a Competing Proposal for Barrick that it determines is not a Barrick Superior Proposal; or (b) calling and/or holding a meeting of Barrick Shareholders requisitioned by Barrick Shareholders in accordance with the OBCA or taking any other action to the extent ordered or otherwise mandated by a Government Authority. Further, nothing in this Agreement shall prevent the Barrick Board from making any disclosure to the Barrick Shareholders if the Barrick Board, acting in good faith and upon the advice of its legal advisers, shall have first determined that the failure to make such disclosure is otherwise required under Law, provided, however, that the Barrick Board shall not be permitted to make a Barrick Board Adverse Recommendation Change, other than as permitted in clause 8.4. Randgold and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such disclosure, recognising that whether or not such comments are appropriate will be determined by Barrick, acting reasonably.

8.6

Barrick shall use commercially reasonable efforts to cause the New Barrick Shares to be issued (subject to the approval of the Barrick Shareholder Resolution at the Barrick Shareholder Meeting) as fully paid and non-assessable Barrick Shares. Barrick shall apply for and use commercially reasonable efforts to obtain conditional approval of the listing and posting for trading on the Toronto Stock Exchange and the New York Stock Exchange prior to the Effective Date of the New Barrick Shares, subject only to satisfaction by Barrick of customary listing conditions of the Toronto Stock Exchange and the New York Stock Exchange. Barrick shall ensure that the New Barrick Shares to be issued pursuant to the Merger are not subject to any contractual or other restrictions on transferability or voting created by Barrick.

8.7

For so long as the Merger is being implemented by way of a Scheme, Barrick and Randgold shall use reasonable efforts to cause all New Barrick Shares which are issued to Randgold Shareholders upon the Scheme becoming effective to be issued in reliance on the exemption from the registration requirements provided by section

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3(a)(10) of the United States Securities Act of 1933. If for any reason the exemption is not available (as confirmed by its counsel), Barrick shall use its commercially reasonable efforts to file and cause a registration statement to be declared effective by the United States Securities and Exchange Commission in such time so as to procure that the Effective Date of the Scheme occurs by no later than the Longstop Date.

9.	Switching to a Take-over Offer

9.1

The parties currently intend that the Merger will be implemented by way of the Scheme. However, Barrick shall be entitled, with the consent of the Panel and notwithstanding any provision in the Confidentiality Agreement, to implement the Merger by way of the Take-over Offer rather than the Scheme (such election being a Switch) if:

(a)	Randgold provides its prior written consent (an Agreed Switch);

(b)	a Randgold Board Adverse Recommendation Change occurs;

(c)	a Competing Proposal for Randgold is announced in accordance with Rule 2.7 of the Code which is recommended in whole or in part by the Randgold Directors; or

(d)	Randgold announces its intention to proceed with a Competing Proposal for Randgold.

9.2	In the event of any Agreed Switch, unless otherwise required by the Panel:

(a)

the Acceptance Condition shall be set at 90 per cent. (or such other percentage (being more than 50 per cent.) as the parties may agree in writing or, if the circumstances in clauses 9.1(b) to 9.1(d) arise after an Agreed Switch, as Barrick may decide (subject, in each case, to the Panel’s consent, to the extent necessary)) of the Randgold Shares to which the Take-over Offer relates;

(b)

the Take-over Offer shall be on substantially the same or more favourable terms and conditions as the Scheme (other than with respect to the Acceptance Condition), subject only to appropriate amendments to reflect the switch to a Take-over Offer;

(c)

Barrick shall not take any action which would cause the Take-over Offer not to proceed, to lapse or to be withdrawn in each case for non-fulfilment of the Acceptance Condition prior to the earlier of (i) the 60th day after publication of the Offer Document and (ii) the Longstop Date, and Barrick shall ensure that the Take-over Offer remains open for acceptances until such time; and

(d)

Barrick shall keep Randgold informed promptly on written request from Randgold, of the number of Randgold Shareholders (and the aggregate number of Randgold Shares that they hold) that have validly returned their acceptance or withdrawal forms or incorrectly completed their withdrawal or acceptance forms and the identity of such Randgold Shareholders.

9.3	In the event of any Switch, the parties agree that, save as otherwise provided in this Agreement:

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(a)	all provisions of this Agreement shall continue to apply; and

(b)	all provisions of this Agreement relating to the Scheme and its implementation shall apply to the Take-over Offer or its implementation mutatis mutandis.

10.	Randgold Employee-Related Matters

The provisions of Schedule 2 shall apply in respect of certain matters relating to the Randgold Share Plans and other employee-related matters.

11.	Directors’ and Officers’ insurance

11.1

If and to the extent such obligations are permitted by Law, for six years after the Effective Date, Barrick shall procure that the members of the Randgold Group honour and fulfil their respective obligations (if any) existing as at the date of this Agreement to indemnify their respective directors and officers and to advance expenses, in each case with respect to matters existing or occurring at or prior to the Effective Date.

11.2

Barrick acknowledges that, prior to the Effective Date, Randgold may purchase customary “tail” directors’ and officers’ liability insurance cover for both current and former directors and officers of the Randgold Group who have held office within 12 months preceding the date of this Agreement, including directors and officers who retire or whose employment is terminated as a result of the Merger, for acts and omissions up to and including the Effective Date, in the form of runoff cover for a period of six years following the Effective Date. Such insurance cover shall be with reputable insurers and provide cover, in terms of amount and breadth, substantially equivalent to that provided under the Randgold Group’s directors’ and officers’ liability insurance as at the date of this Agreement.

12.	Break Payment and other matters

12.1

On the occurrence of a Break Payment Event, Barrick shall pay to Randgold the sum of USD300 million (three hundred million United States dollars) (the Break Payment) if the Announcement is released in accordance with clause 2 and any of the following events occur (each a Break Payment Event):

(a)

this Agreement is terminated pursuant to clause 15.1(f) (Barrick Board Adverse Recommendation Change) or 15.1(g) (Barrick Breach of Certain Provisions), provided, however, that no Break Payment shall be payable pursuant to this clause 12.1(a) in the event that, prior to such termination: (i) any person acting in concert with Randgold or at Randgold’s direction or with Randgold’s agreement had made, solicited or initiated a Competing Proposal for Barrick or otherwise entered into an agreement, commitment or understanding regarding a Competing Proposal for Barrick (without any regard to the last paragraph of that definition); or (ii) a Randgold Board Adverse Recommendation Change has occurred;

(b)	if:

(i)	a Competing Proposal for Barrick is made to Barrick or is made directly to the shareholders of Barrick generally or otherwise

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becomes publicly known or any person has publicly announced an intention (whether or not conditional) to make a Competing Proposal for Barrick;

(ii)	this Agreement is terminated pursuant to clause 15.1(c) (Failure of Barrick Shareholders to Approve) or clause 15.1(d) (Barrick Adjournment or Delay);

(iii)	prior to such termination, no Randgold Board Adverse Recommendation Change has occurred; and

(iv)	within 12 months of the termination of this Agreement:

(A)	Barrick enters into a definitive agreement for a Competing Proposal for Barrick;

(B)	the Barrick Board (or any committee thereof) adopts, approves, recommends or declares advisable any Competing Proposal for Barrick; or

(C)	a Competing Proposal for Barrick is consummated.

For purposes of this clause 12.1(b), the term “Competing Proposal for Barrick” shall have the meaning assigned to such term in clause 1.1, except that references to “20 per cent. or more” shall be deemed to be references to “50 per cent. or more”.

12.2

All sums payable under this clause 12 shall be paid in the form of an electronic funds transfer for same day value on the date falling five Business Days after the date of the Break Payment Event to such bank account as may be notified by Randgold in writing to Barrick and shall be paid less any deduction or withholding that Barrick determines, acting reasonably, is required by Law and without regard to any lien, right of set-off, counterclaim or otherwise. Any amount withheld or deducted shall be treated as having been paid to Randgold for purposes of this Agreement.

12.3

In the event that the Break Payment is paid in accordance with this clause 12 and this Agreement terminates, then, except with respect to fraud, Randgold’s receipt of the Break Payment (plus any additional amounts in respect of VAT) shall be the sole and exclusive remedy of Randgold against Barrick for any and all losses and damages based upon, arising out of or in any way relating to this Agreement or the negotiation, execution or performance hereof or the transactions contemplated by this Agreement. In no event shall Barrick be required to pay the Break Payment more than once or pay more than the amount of the Break Payment.

12.4

The parties anticipate, and shall use all reasonable endeavours to secure, that the Break Payment is not and will not be treated as consideration for a taxable supply for VAT purposes. If, however, the Break Payment is determined by any tax authority to be consideration in whole or part for a taxable supply for VAT purposes in respect of which Randgold is liable to account for VAT then Randgold shall inform Barrick of that fact (and provide reasonable evidence thereof) and, Barrick shall, acting reasonably and in good faith, determine the proportion of VAT that would be recoverable by Barrick by deduction or refund in respect of any payment it were to make in respect of such VAT and notify Randgold of such proportion. Randgold

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shall, following receipt of such notification, calculate the revised Break Payment amount on a VAT-inclusive basis in accordance with clause 12.5 below and shall issue a valid VAT invoice to Barrick in respect of such amount. Barrick shall pay to Randgold any additional amount stated in the invoice which is in excess of the amount of the Break Payment already paid to Randgold within five Business Days of receipt of the invoice.

12.5

The revised Break Payment shall be calculated on the basis that the aggregate of (i) the total amount of the Break Payment paid to Randgold (including any amount in respect of VAT and any additional amount paid pursuant to clause 12.4 above), less (ii) the VAT that would be recoverable by Barrick by deduction or refund as referred to in clause 12.4 above, shall be equal to the amount that the Break Payment would have been had no VAT been chargeable in respect of the Break Payment. By way of illustration only (to two decimal places), if the Break Payment (ignoring VAT) was 100, VAT is chargeable at 5% and Barrick is entitled to recover 50% of such VAT then the revised Break Payment shall be calculated as 97.56 plus VAT of 4.88, with Barrick recovering VAT of 2.44.

12.6

Should the proportion of recoverable VAT actually obtained by Barrick differ from the amount determined by Barrick in the notification it makes pursuant to clause 12.4, an adjusting payment or payments shall be made between the parties in order to give effect to the principle in clause 12.5, such adjusting payment to be made (and any applicable invoices/credit notes issued) five Business Days after Barrick notifies Randgold (together with such evidence of it as is reasonable in the circumstances to provide).

12.7	In clauses 12.4 to 12.6, references to Barrick and Randgold include, where applicable, references to a member of any group of which such entity is a member for VAT purposes.

13.	Actions on or prior to the Effective Date

The parties agree and acknowledge that with effect from the Effective Date, the board of directors of Barrick shall be initially comprised of 12 members (or such other number that Barrick and Randgold may agree), of which one third shall be initially appointed by Randgold and two thirds shall be initially appointed by Barrick.

14.	Conduct of business

14.1

Until the Effective Date, except (x) with Randgold’s prior written consent (not to be unreasonably withheld, conditioned or delayed), (y) as required by Law or (z) to the extent the relevant matter is expressly permitted by or in this Agreement or the Announcement, Barrick shall not and shall procure that no member of the Barrick Group (excluding Acacia, provided the actions are not at the direction of Barrick) shall agree, resolve, commit or announce any agreement or intention to:

(a)	other than granting options or awards in respect of shares in the ordinary course in accordance with past practice, and pursuant to the terms of the Barrick Share Plans:

(i)	allot or issue any Barrick Shares or any securities convertible into Barrick Shares; or

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(ii)	grant any option over or right to subscribe for any such shares or any such securities referred in clause 14.1(a)(i); or

(b)	other than:

(i)	as required pursuant to the terms of awards granted under the Barrick Share Plans; or

(ii)	in the ordinary course in accordance with past practice and in a manner compliant with the Barrick Share Plans,

vest or accelerate or waive any conditions relating to any awards under the Barrick Share Plans;

(c)	consolidate, sub-divide or reclassify any of the Barrick Shares;

(d)	except in connection with amendments necessary to effect the continuance of Barrick from the OBCA to the BCBCA, amend Barrick’s constitutional documents;

(e)	authorise, declare or pay any distribution or reduction or return of capital on or with respect to the Barrick Shares (whether in cash, assets, shares or other securities);

(f)	directly or indirectly repurchase, redeem or otherwise acquire any of the Barrick Shares or any rights or options to acquire or subscribe for any such Barrick Shares;

(g)	take any action or fail to do any anything which could reasonably be expected to prejudice the listing of the Barrick Shares on the Toronto Stock Exchange and the New York Stock Exchange;

(h)	make any acquisitions or disposals of any assets of a material amount (“material” for this purpose having the meaning set out in Note 2 to Rule 21.1 of the Code, as if it applied to Barrick); or

(i)	other than the Strategic Investment Agreement, enter into contracts otherwise than in the ordinary course of business.

14.2	The obligations in clause 14.1 shall cease to have effect on a Randgold Board Adverse Recommendation Change.

15.	Termination

15.1	Subject to clauses 15.2 to 15.4 (inclusive), this Agreement shall terminate and all obligations of the parties under this Agreement shall cease, as follows:

(a)	if agreed in writing between the parties before the Effective Date;

(b)	if the Announcement is not released by 11.59 p.m. on the date of this Agreement (unless, prior to that time, the parties have agreed another time in accordance with clause 2);

(c)	if the Barrick Shareholder Resolution necessary to satisfy the relevant Condition shall not have been obtained at the Barrick Shareholder Meeting or

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at any adjournment or postponement thereof in accordance with this Agreement;

(d)

upon service of written notice by Randgold to Barrick prior to the approval of the Barrick Shareholder Resolution (or, if clause 7.12 applies, prior to the approval of any further Barrick Shareholder Resolution which may be required) and subject to compliance by Randgold with its obligations under clause 7, if Barrick adjourns or postpones the Barrick Shareholder Meeting by more than 15 calendar days or fails to publish the Barrick Circular as required pursuant to Barrick’s obligations under clause 7 (if such breach of clause 7 is ongoing following the date that is two calendar days following Randgold’s delivery of written notice to Barrick of such breach or is otherwise not curable) or the Barrick Circular does not contain the Barrick Recommendation;

(e)

upon service of written notice by Barrick to Randgold prior to the approval of the Randgold Resolutions, if a Randgold Board Adverse Recommendation Change occurs prior to the Randgold Shareholder Meetings;

(f)

upon service of written notice by Randgold to Barrick prior to the approval of the Barrick Shareholder Resolution (or, if clause 7.12 applies, prior to the approval of any further Barrick Shareholder Resolution which may be required) if a Barrick Board Adverse Recommendation Change occurs prior to the Barrick Shareholder Meeting;

(g)

upon service of written notice by Randgold to Barrick if Barrick breaches its obligations under clauses 8.1 to 8.4 (inclusive) in any material respects, which breach is ongoing following the date that is two calendar days following Randgold’s delivery of written notice to Barrick of such breach or is otherwise not curable;

(h)	upon service of written notice by Barrick to Randgold prior to the Longstop Date stating that either:

(i)

any Condition which has not been waived is (or has become) incapable of satisfaction by the Longstop Date and, notwithstanding that Barrick has the right to waive such Condition, Barrick will not do so; or

(ii)	any Condition which is incapable of waiver is incapable of satisfaction by the Longstop Date,

in each case in circumstances where the invocation of the relevant Condition (or confirmation that the Condition is incapable of satisfaction, as appropriate) has been permitted by the Panel;

(i)	upon service of written notice by Barrick to Randgold prior to the Longstop Date, if:

(i)	a Competing Proposal for Randgold is recommended by the Randgold Board; or

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(ii)	a Competing Proposal for Randgold completes, becomes effective or is declared or becomes unconditional in all respects;

(j)	if the Merger is, with the permission of the Panel, withdrawn or lapses in accordance with its terms prior to the Longstop Date (other than where:

(i)	such lapse or withdrawal is as a result of the exercise of Barrick’s right to effect an Agreed Switch; or

(ii)

such lapse or withdrawal is not followed within five Business Days by an announcement under Rule 2.7 of the Code made by Barrick or a person acting in concert with Barrick to implement the Merger by a different offer or scheme on substantially the same or improved terms);

(k)

except in the case of a Switch, if the Randgold Resolutions necessary to satisfy the Scheme Condition shall not have been obtained at the Randgold Shareholder Meeting or at any adjournment or postponement thereof in accordance with this Agreement;

(l)	unless otherwise agreed by the parties in writing, if the Effective Date has not occurred on or before the Longstop Date; or

(m)	on the Effective Date.

15.2

If this Agreement is terminated pursuant to clause 15.1, Barrick will remain obliged to pay the Break Payment (subject to the provisions of clause 12) to the extent that the Break Payment (including any additional amounts in respect of VAT):

(a)	had become due and payable at or prior to such termination (subject to the provisions of the Agreement then in force); or

(b)	if the Break Payment becomes due and payable under clause 12.1(b) (or would have become due and payable but for the termination of this Agreement) within 12 months of such termination.

15.3	The following provisions shall survive termination of this Agreement:

(a)	clauses 10, 11 and Schedule 2 (but only in circumstances where this Agreement is terminated on or after the Effective Date); and

(b)

this clause 15, clauses 17 to 24 (inclusive), clauses 26 to 30 (inclusive), and all related provisions of clause 1 (Definitions and Interpretation). In addition if this Agreement terminates pursuant to clauses 15.1(e) or 15.1(i)(i), clauses 3.3, 3.5, 3.7, 5 and 7.4 shall also survive such termination.

15.4

If this Agreement is terminated by the service of a written notice by Barrick to Randgold pursuant to clause 15.1(e) or 15.1(i), Randgold shall be obliged to provide to Barrick any outstanding information (and which, but for the termination of this Agreement, Randgold would have been obliged to provide) that is in the possession of, or reasonably obtainable by Randgold (including from third parties through the exercise of contractual rights), that has been requested by Barrick from Randgold (prior to the date of termination of this Agreement) to enable Barrick to submit any filings, notifications or submissions to a Government Authority for the purposes of

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obtaining Clearances or for the preparation and submission of the Barrick Circular. All such information shall be supplied accurately and as promptly as reasonably practicable and, notwithstanding anything contrary in the Confidentiality Agreement, Barrick shall be entitled to use such information for the purposes of obtaining Clearances or for inclusion in the Barrick Circular. Clause 3.8 shall apply to this clause 15.4.

16.	Takeover Code

16.1

Nothing in this Agreement shall in any way limit the parties’ obligations under the Code, and any uncontested rulings of the Panel as to the application of the Code in conflict with the terms of this Agreement shall take precedence over such terms of this Agreement.

16.2	Nothing in this Agreement shall oblige Randgold or the Randgold Directors to recommend a Take-over Offer or a Scheme proposed by Barrick or any member of the Barrick Group.

16.3

Without prejudice to the representations and warranties given by the parties pursuant to clause 17.1, nothing in this Agreement shall be taken to restrict the directors of any member of the Barrick Group or the Randgold Group from complying with Law, orders of court or regulations, including the Code, the Listing Rules and the rules and regulations of the Panel and the UK Listing Authority.

16.4

The parties agree that, if the Panel determines that any provision of this Agreement that requires Randgold to take or not to take action, whether by direct obligation or a condition to any other person’s obligation (howsoever expressed), is not permitted by Rule 21.2 of the Code, such provision shall have no effect and shall be disregarded.

16.5

The parties agree that the Confidentiality Agreement continues to apply in full save that it shall be deemed to be amended by the parties to the extent necessary to permit Randgold to make any public announcement referred to in Rule 2.3(d) of the Code.

17.	Representations and warranties

17.1	Each party represents and warrants to the other party on the date of this Agreement that:

(a)	it has the requisite power and authority to enter into and perform its obligations under this Agreement;

(b)	this Agreement constitutes its binding obligations in accordance with its terms; and

(c)	the execution and delivery of, and performance of its obligations under, this Agreement will not:

(i)	result in any breach of any provision of its constitutional documents;

(ii)	result in a breach of, or constitute a default under, any instrument which is material in the context of the Merger to which it is a party or by which it is bound; or

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(iii)	result in a breach of any order, judgment, or decree of any court or governmental agency to which it is a party or by which it is bound.

17.2

No party shall have any claim against any other party pursuant to clause 17.1 for misrepresentation or breach of warranty after the Effective Date (without prejudice to any liability for fraudulent misrepresentation or fraudulent misstatement).

18.	Costs

Except as otherwise provided in this Agreement, each party shall pay its own costs incurred in connection with negotiating, preparing and completing this Agreement or otherwise in connection with the Merger.

19.	Entire agreement

19.1

Without prejudice to the terms of the Announcement or the Merger Document, this Agreement and the Confidentiality Agreement together set out the entire agreement between the parties relating to the Merger and supersede any previous draft, agreement, arrangement or understanding, whether in writing or not, relating to the Merger.

19.2

Each party acknowledges that in entering into and performing its obligations under this Agreement it is not relying upon any pre-contractual statement that is not set out in this Agreement or the Confidentiality Agreement.

19.3

Except in the case of fraud or fraudulent misrepresentation, no party shall have any right of action against any other party to this Agreement arising out of or in connection with any pre-contractual statement that is not set out in this Agreement or the Confidentiality Agreement.

19.4

For the purposes of this clause, pre-contractual statement means any draft, agreement, undertaking, representation, warranty, promise, assurance or arrangement of any nature whatsoever, whether or not in writing, relating to the subject matter of this Agreement or the Confidentiality Agreement made or given by any person at any time prior to the entry into of this Agreement.

19.5	Each party agrees to the terms of this clause 19 on its own behalf.

20.	Assignment

Unless the parties specifically agree in writing, no person shall assign, transfer, charge or otherwise deal with all or any of its rights under this Agreement nor grant, declare, create or dispose of any right or interest in it.

21.	Notices

21.1

Any notice to be given by one party to the other party in connection with this Agreement shall be in writing in English and signed by or on behalf of the party giving it. It shall be delivered by hand, e-mail, registered post or courier.

21.2

A notice shall be effective upon receipt and shall be deemed to have been received (i) at the time of delivery, if delivered by hand, registered post or courier or (ii) at the time of transmission if delivered by e-mail. Where delivery occurs outside Working

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Hours, notice shall be deemed to have been received at the start of Working Hours on the next following Business Day.

21.3	The addresses and e-mail addresses of the parties for the purpose of clause 21.1 are:

Barrick

Address:	TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1, Canada

E-mail:	k.thomson@Barrick.com; notices@Barrick.com

For the attention of:	Kevin Thomson

With a copy (which shall not constitute notice) to:

Address:	Freshfields Bruckhaus Deringer LLP, 65 Fleet Street, London, EC4Y 1HS

E-mail:	piers.prichardjones@freshfields.com

For the attention of:	Piers Prichard Jones

With a copy (which shall not constitute notice) to:

Address:	Davies Ward Phillips and Vineberg LLP, 155 Wellington Street West, Toronto, ON, M5V 3J7

E-mail:	mshishler@dwpv.com

For the attention of:	Melanie Shishler

With a copy (which shall not constitute notice) to:

Address:	Cravath, Swaine & Moore LLP, Worldwide Plaza, 825 Eighth Avenue, New York, NY 10019-7475

E-mail:	rhall@cravath.com

For the attention of:	Richard Hall

Randgold

Address:	3rd Floor, Unity Chambers, 28 Halkett Street, St. Helier, Jersey, JE2 4WJ

E-mail:	martin.welsh@randgold.com

For the attention of:	Martin Welsh

With a copy (which shall not constitute notice) to:

Address:	Norton Rose Fulbright LLP, 3 More London Riverside, London SE1 2AQ

E-mail:	jon.perry@nortonrosefulbright.com

For the attention of:	Jon Perry

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With a copy (which shall not constitute notice) to:

Address:	Norton Rose Fulbright US, LLP, 1301 Avenue of the Americas, New York, NY 10019

E-mail:	steven.suzzan@nortonrosefulbright.com

For the attention of:	Steven Suzzan

With a copy (which shall not constitute notice) to:

Address:	Stikeman Elliott, 5300 Commerce Court West, 199 Bay Street, Toronto, ON, M5L 1B9

E-mail:	jkellerman@stikeman.com

For the attention of:	Jay Kellerman

Each party shall notify the other party in writing of any change to its details in clause 21.3 from time to time.

22.	Language

Each language of communication under or in connection with this Agreement shall be in English.

23.	Waivers, rights and remedies

23.1	The rights and remedies provided for in this Agreement are cumulative and not exclusive of any other rights or remedies, whether provided by Law or otherwise.

23.2

No failure to exercise, or delay in exercising, any right under this Agreement or provided by Law shall affect that right or operate as a waiver of the right. The single or partial exercise of any right under this Agreement or provided by Law shall not preclude any further exercise of it.

23.3

Without prejudice to any other rights or remedies that the other party may have, each party acknowledges and agrees that damages may not be an adequate remedy for any breach by it of this Agreement and that accordingly the other party may be entitled, without proof of special damages, to the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of this Agreement by any party and no proof of special damages shall be necessary for the enforcement by any party of the rights under this Agreement.

24.	No partnership

No provision of this Agreement creates a partnership between the parties or makes a party the agent of the other party for any purpose. A party has no authority or power to bind, to contract in the name of, or to create a liability for the other party in any way or for any purpose.

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25.	Further assurances

Each party at its own cost shall (and shall procure that members of its respective group shall and shall use reasonable efforts to procure that any necessary third party shall) execute such documents, provide such consents and do such acts and things as the requesting party may reasonably require for the purpose of giving the full benefit of this Agreement to the requesting party.

26.	Counterparts

This Agreement may be executed in any number of counterparts, and by each party on separate counterparts. Each counterpart is an original, but all counterparts shall together constitute one and the same instrument. Delivery of a counterpart of this Agreement by e-mail attachment or telecopy shall be an effective mode of delivery.

27.	Variations

27.1	No variation of this Agreement shall be valid unless it is in writing and duly executed by or on behalf of all of the parties to it.

27.2	If this Agreement is varied:

(a)	the variation shall not constitute a general waiver of any provisions of this Agreement;

(b)	the variation shall not affect any rights, obligations or liabilities under this Agreement that have already accrued up to the date of variation; and

(c)	the rights and obligations of the parties under this Agreement shall remain in force, except as, and only to the extent that, they are varied.

28.	Invalidity

28.1	Each of the provisions of this Agreement is severable.

28.2	If and to the extent that any provision of this Agreement:

(a)	is held to be, or becomes, invalid or unenforceable under the Law of any jurisdiction; but

(b)	would be valid, binding and enforceable if some part of the provision were deleted or amended,

then the provision shall apply with the minimum modifications necessary to make it valid, binding and enforceable and neither the validity or enforceability of the remaining provisions of this Agreement, nor the validity or enforceability of that provision under the Law of any other jurisdiction, shall in any way be affected or impaired as a result of this clause 28.2.

29.	Third party enforcement rights

29.1

Each of the persons to whom clauses 11.1 and/or 11.2 applies or otherwise benefits may enforce the terms of clauses 11.1 and/or 11.2 (as applicable). This right is subject to: (i) the rights of the parties to rescind or vary this Agreement without the consent

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of any other person (except that any rescission of this Agreement or any variation or amendment of clauses 11.1 or 11.2 shall require the consent of the persons affected by the rescission, variation or amendment); and (ii) the other terms and conditions of this Agreement.

29.2	Except as set out in clause 29.1, a person who is not a party to this Agreement shall have no right to enforce any of its terms.

30.	Governing law and jurisdiction

30.1

This Agreement, and any claims arising out of this Agreement or the transactions contemplated hereby, shall be interpreted, governed and construed by and in accordance with the law of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of New York.

30.2

Each of the Parties irrevocably agrees that this Agreement, any action, dispute, controversy, claim, counterclaim, audit, suit, arbitration, litigation or proceeding (each an Action) with respect to this Agreement or the transactions contemplated hereby and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by any party or its successors or assigns shall be brought and determined exclusively in any New York state court of competent jurisdiction located in New York County, Borough of Manhattan or the United States District Court for the Southern District of New York in the Borough of Manhattan, and any appellate court therefrom.

30.3

Each of the parties agrees that delivery of process or other papers in connection with any such action or proceeding to the parties in accordance with the notice provisions of clause 21 will be valid and sufficient service thereof. Each of the parties hereby (a) irrevocably submits with regard to any such Action for itself and in respect of its property, generally and unconditionally, to the exclusive personal jurisdiction of the aforesaid courts, (b) agrees that it will not bring any Action relating to this Agreement or any of the transactions contemplated by this Agreement in any court or tribunal other than the aforesaid courts, (c) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from the aforesaid courts, (d) agrees that it will not bring any Action arising out of this Agreement or any transaction contemplated hereby in any court other than the aforesaid courts and (e) agrees that each of the other parties will have the right to bring any Action for enforcement of a judgment entered by the aforesaid courts.

30.4

Each of the parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any Action with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder: (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve process in accordance with this clause 30; (ii) any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or any transaction contemplated hereby in such courts or that any such Action brought in any such court

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has been brought in an inconvenient forum, (iii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise); and (iii) to the fullest extent permitted by Law, any claim that: (x) the Action in such court is brought in an inconvenient forum or (y) the venue of such suit, action or proceeding is improper. Each Party hereto agrees that a final judgment in any action, suit or proceeding by any above-named court will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

30.5

Each party hereto irrevocably and unconditionally waives, to the fullest extent permitted by Law, any right it may have to a trial by jury in respect of any Action directly or indirectly arising out of or relating to this Agreement or the transactions contemplated hereby. Each party certifies and acknowledges that (i) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce either of such waivers, (ii) it understands and has considered the implications of such waivers, (iii) it makes such waivers voluntarily and (iv) it has been induced to enter into this agreement by, among other things, the mutual waivers and certifications in this clause 30.5.

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Schedule 1

Form of Announcement

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THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION

Not for release, publication or distribution, in whole or in part, in or into any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction

For immediate release

24 September 2018

RECOMMENDED ALL-SHARE MERGER

of

BARRICK GOLD CORPORATION

and

RANDGOLD RESOURCES LIMITED

Summary

The Boards of Barrick Gold Corporation (“Barrick”) and Randgold Resources Limited (“Randgold”) are pleased to announce that they have reached agreement on the terms of a recommended share-for-share merger of Barrick and Randgold (the “Merger”) to create an industry-leading gold company. It is intended that the Merger will be implemented by means of a court-sanctioned scheme of arrangement of Randgold and the Randgold Shareholders under Article 125 of the Companies (Jersey) Law 1991, with the entire issued and to be issued share capital of Randgold being acquired by Barrick.

Under the terms of the Merger, each Randgold Shareholder will receive:

6.1280 New Barrick Shares for each Randgold Share

This exchange ratio (the “Exchange Ratio”) has been agreed based on the volume-weighted average prices of Barrick Shares traded on NYSE, and Randgold ADSs traded on NASDAQ, respectively, over the 20 trading days ended on 21 September 2018 (being the last business day before this announcement).

Following completion of the Merger, Barrick Shareholders will own approximately 66.6 per cent. and Randgold Shareholders will own approximately 33.4 per cent. of the New Barrick Group on a fully-diluted basis.

Under the terms of the Merger, Barrick and Randgold have agreed that:

•

Randgold Shareholders will be entitled to receive a Randgold dividend for the 2018 financial year of USD 2.00 per Randgold Share, subject to approval of the Board of Randgold (the “Randgold Permitted Dividend”). The Randgold Permitted Dividend is expected to be declared on or before the Effective Date, payable to Randgold Shareholders on or around the Effective Date by reference to the Scheme Record Time; and

•

subject to the discretion of the Barrick Board with respect to the declaration of dividends, Barrick Shareholders will receive a total 2018 annualized dividend of up to USD 0.14 per Barrick Share. A Barrick quarterly dividend of: (i) up to USD 0.03 per Barrick Share will be paid for the three month period ending 30 September 2018; and (ii) up to USD 0.05 per Barrick Share (with a record date prior to the Effective Date) will be paid for the three month period ending 31 December 2018, in each case if, as and when declared by the Board of Barrick (together, the “Barrick Permitted Dividends”).

Following completion of the Merger, Randgold Shareholders will be entitled to receive and retain any Barrick dividends with a record date after the Effective Date. The New Barrick Group intends to grow its dividend from the Barrick level for the financial year ended 31 December 2018 over time, underpinned by stronger cash flow generation, additional overhead cost savings, asset sale proceeds and lower interest costs.

Further details of the arrangements in respect of dividends are set out in section 3 (Dividends) below.

Strategic Rationale for the Merger

The Boards of Barrick and Randgold believe that the Merger will create an industry-leading gold company with the greatest concentration of Tier One Gold Assets in the industry, the lowest total cash cost position among Senior Gold Peers,1 and a diversified asset portfolio positioned for growth in many of the world’s most prolific gold districts.

Based on Barrick and Randgold’s Closing Prices as of 21 September 2018 (being the last business day prior to the date of this announcement), the New Barrick Group will have an aggregate market capitalization of USD 18.3 billion. In addition, based on the 2017 financial results for both companies, the New Barrick Group would have generated aggregate revenue of approximately USD 9.7 billion and aggregate Adjusted EBITDA2 of approximately USD 4.7 billion.

The New Barrick Group will, on completion of the Merger, have the following advantages:

•	Ownership of five of the world’s top ten Tier One Gold Assets by total cash cost,[1] with two potential Tier One Gold Assets under development or expansion:

○	Tier One Gold Assets: Cortez, Goldstrike, Kibali (45%), Loulo-Gounkoto (80%) and Pueblo Viejo (60%);

○	Potential to become Tier One Gold Assets: Goldrush/Fourmile and Turquoise Ridge (75%).

•

The highest Adjusted EBITDA[3] and highest Adjusted EBITDA margin[3] and the lowest total cash cost position among Senior Gold Peers[1] on a combined basis based on the 2017 financial results of both companies.

•	A proven management team of owners with the ability to operate successfully in complex jurisdictions.

•	Strong cash flow generation to support robust investment and ability to return cash to shareholders.

•	Established partnerships with leading Chinese mining companies.

•	Superior scale and the largest gold reserves amongst Senior Gold Peers.

•	Strong balance sheet with expected investment grade ratings.

•	Ownership of a strategic Copper Business that produced 413 million pounds of copper in 2017.

•	Significant re-rating potential.

Following completion of the Merger, the management team will be tasked with implementing a business plan that will focus on the following:

Asset Quality

•	Grow and invest in a portfolio of Tier One Gold Assets and Strategic Assets with an emphasis on organic growth.

•	Sell Non-Core Assets over time in a disciplined manner.

•	Invest in exploration across extensive land positions in many of the world’s most prolific gold districts.

•	Maximize the long-term value of a strategic Copper Business.

Operational Excellence

•	Fully implement a decentralized management ethos with a strong ownership culture.

•	Streamline management and operations, and eliminate non-essential costs.

•	Leverage innovation and technology to accelerate operational improvement.

•	Build trust-based partnerships with host governments and local communities to drive shared long-term value.

•	Strive for zero harm workplaces.

Sustainable Profitability

•	Disciplined approach to growth, emphasizing a partnership strategy.

•	Increased returns to shareholders driven by focus on return on capital, IRR and free cash flow per share growth.

Governance, trading and branding of the New Barrick Group

The Merger is expected to close by Q1 2019. Following completion of the Merger:

•	John L. Thornton, Executive Chairman of Barrick, will become Executive Chairman of the New Barrick Group.

•	Mark Bristow, Chief Executive Officer of Randgold, will become President and Chief Executive Officer of the New Barrick Group.

•	Graham Shuttleworth, Finance Director and Chief Financial Officer of Randgold, will become Senior Executive Vice President and Chief Financial Officer of the New Barrick Group.

•	Kevin Thomson, Senior Executive Vice President, Strategic Matters of Barrick, will become Senior Executive Vice President, Strategic Matters of the New Barrick Group.

•	Two-thirds of the directors of the Board of the New Barrick Group will be initially appointed by Barrick and one-third will be initially appointed by Randgold.

•

Shares in the New Barrick Group issued to Randgold Shareholders will be admitted to trade on the New York Stock Exchange and the Toronto Stock Exchange, subject to the approval or acceptance of each exchange. The listing of Randgold Shares on the Official List, the trading in Randgold Shares on the main market of the London Stock Exchange and the trading in Randgold ADSs on NASDAQ will be cancelled.

•	The New Barrick Group will operate under the branding of the Barrick Group.

Randgold Recommendation and Irrevocable Undertakings

The Board of Randgold, which has been so advised by CIBC and Barclays as to the financial terms of the Merger, considers the terms of the Merger to be fair and reasonable. In providing its advice, each of CIBC and Barclays has taken into account the commercial assessments of the directors of Randgold. Accordingly, the Board of Randgold intends to recommend to Randgold Shareholders to vote in favour of the Scheme at the Jersey Court Meeting and the resolutions to be proposed at the Extraordinary General Meeting as those directors of Randgold who hold Randgold Shares have irrevocably undertaken to do in respect of their own Randgold Shares (representing approximately 1.06 per cent. of the issued ordinary share capital of Randgold).

Barrick Recommendation, Voting and Support Agreements and Break Payment

The issuance of New Barrick Shares under the Merger requires the Barrick Shareholder Resolution to be approved by a simple majority of the votes cast by Barrick Shareholders represented in person or by proxy at the Barrick Special Meeting.

The Board of Barrick, which has been advised by M. Klein and Co. and Morgan Stanley as to the financial terms of the Merger, considers the Exchange Ratio to be fair and reasonable. The Board of Barrick intends to recommend to Barrick Shareholders to vote in favour of the Barrick Shareholder Resolution at the Barrick Special Meeting. The directors of Barrick have agreed to vote their own Barrick Shares (representing approximately 0.238 per cent. of the Barrick Shares currently in issue) in favour of the Barrick Shareholder Resolution and the Continuance. In providing its advice, each of M. Klein and Co. and Morgan Stanley has taken into account the commercial assessments of the directors of Barrick.

Barrick has agreed to pay to Randgold a break fee payment in the amount of USD 300 million in certain circumstances, as agreed in the Cooperation Agreement and described further in paragraph 14 below.

General

It is intended that the Merger will be implemented by means of a court-sanctioned scheme of arrangement of Randgold and the Randgold Shareholders under Article 125 of the Companies (Jersey) Law 1991. However, Barrick reserves the right, with the consent of the Panel and subject to the terms of the Cooperation Agreement, to implement the Merger by way of a takeover offer (as defined in Article 116 of the Companies (Jersey) Law 1991), in accordance with the terms of the Cooperation Agreement.

The Merger will be conditional on, among other things: (i) the requisite approvals of the Randgold Shareholders for the Scheme and the Merger; (ii) the requisite approval of the Barrick Shareholders for the Barrick Shareholder Resolution at the Barrick Special Meeting; (iii) relevant regulatory clearances being received and other conditions satisfied; and (iv) the Jersey Court sanctioning the Scheme and the Merger becoming effective, no later than the Longstop Date.

It is expected that the Scheme Document, containing further information about the Merger and notices of the Jersey Court Meeting and Extraordinary General Meeting, together with the Forms of Proxy, will be mailed to Randgold Shareholders and (for information only) participants in the Randgold Share Plans as soon as practicable.

It is expected that the Barrick Information Circular, containing further information about the Merger and notice of the Barrick Special Meeting, will be mailed to Barrick Shareholders at or around the same time as the Scheme Document. It is also expected that the Barrick Special Meeting will be held on the same day as the Randgold Meetings, which will be on or around 5 November 2018. The Scheme is expected to be effective by Q1 2019, subject to the satisfaction or waiver of all relevant conditions.

Comments

Commenting on today’s announcement, John L. Thornton, Executive Chairman of Barrick, said:

“The combination of Barrick and Randgold will create a new champion for value creation in the gold mining industry, bringing together the world’s largest collection of Tier One Gold Assets, with a proven management team that has consistently delivered among the best shareholder returns in the gold sector over the past decade. Our overriding measure of success will be the returns we generate and not the number of ounces we produce, balancing boldness and prudence to deliver consistent and growing returns to our fellow owners, a truly simple but radical and achievable concept. There are no premiums in the merger because we strongly believe in the opportunity to add significant value for our shareholders from the disciplined management of our combined asset base and a focus on truly profitable growth.”

Commenting on today’s announcement, Mark Bristow, Chief Executive Officer of Randgold, said:

“Our industry has been criticised for its short-term focus, undisciplined growth and poor returns on invested capital. The merged company will be very different. Its goal will be to deliver sector leading returns, and in order to achieve this, we will need to take a very critical view of our asset base and how we run our business, and be prepared to make tough decisions. By employing a strategy similar to the one that proved very successful at Randgold, but on a larger scale, the New Barrick Group will leverage some of the world’s best mines and talent to create real value for all stakeholders.”

This summary should be read in conjunction with, and is subject to, the full text of the following announcement (including its Appendices). The Merger will be subject to the Conditions and certain further terms set out in Appendix 1 and to the full terms and conditions to be set out in the Scheme Document. Appendix 2 contains the sources and bases of certain information contained in this summary and the following announcement. Appendix 3 contains details of the irrevocable undertakings received by Barrick and voting and support agreements entered into by the directors of Barrick with Randgold. Appendix 4 contains the definitions of certain terms used in this summary and the following announcement. Appendix 5 contains a reconciliation of certain non-GAAP financial performance measures used in this announcement to the most directly comparable measure under IFRS.

Joint Analyst and Investor Webcast and Conference Call

Two analyst and investor conference calls to discuss the Merger will be held on Monday 24 September 2018. The first will start at 1.00 a.m. (Mountain Daylight Time) / 3.00 a.m. (Eastern Standard Time) / 8.00 a.m. (British Summer Time). The second will start at 10.00 a.m. (Mountain Daylight Time) / 12.00 p.m. (Eastern Standard Time) / 5.00 p.m. (British Summer Time).

To participate in the conference calls, use the following dial-in numbers and conference IDs, or join the webcasts using the links below:

1.00 a.m. MDT / 3.00 a.m. EST / 8.00 a.m. BST

U.S. and Canada: +1 (888) 240 9284

International: +1 (323) 794 2084

Conference ID: 454952

Webcast URL: https://webcast.merchantcantoscdn.com/webcaster/dyn/4000/7464/16531/107449/Lobby/default.htm

10.00 a.m. MDT / 12.00 p.m. EST / 5.00 p.m. BST

U.S. and Canada: +1 (800) 230 1085

International: +1 (612) 332 0107

Conference ID: 454839

Webcast URL: https://streams.merchantcantos.com/BarrickRandgold

Enquiries

Barrick
Deni Nicoski Senior Vice President Investor Relations Telephone: +1 416 307-7474 Email: dnicoski@barrick.com	Andy Lloyd Senior Vice President Communications Telephone: +1 416 307-7414 Email: alloyd@barrick.com	Carole Cable Partner Brunswick Group LLP Tel +44 (0)20 7404 5959 Direct +44 (0)20 7396 7458 Mob +44 (0)7974 982 458 ccable@brunswickgroup.com

M. Klein and Co. (financial adviser to Barrick)

David Friedman	+1-212-380-7500

Peter Seibold

Cyrus Hiramanek

Morgan Stanley (financial adviser to Barrick)

Colm Donlon	+44 207 425 8000

Richard Tory	+1 416 943 8400

Jan Lennertz	+1 212 761 4000

Randgold

Chief Executive Officer Mark Bristow	Financial Director and Chief Financial Officer Graham Shuttleworth	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 randgold@dpapr.com

CIBC (financial adviser to Randgold)

Neil Johnson	+44 20 7234 6000

Oliver Ward

Barclays (financial adviser and corporate broker to Randgold)

Paul Knight	+1 (416) 863 8900

Nishant Amin	+44 (0) 20 7623 2323

Davies Ward Phillips & Vineberg LLP, Freshfields Bruckhaus Deringer LLP, Cravath, Swaine & Moore LLP and Carey Olsen are retained as legal advisers for Barrick.

Norton Rose Fulbright LLP, Norton Rose Fulbright US LLP, Stikeman Elliott LLP and Ogier are retained as legal advisers for Randgold.

Further information

This announcement is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the Merger or otherwise, nor shall there be any sale, issuance or transfer of securities of Randgold in any jurisdiction in contravention of applicable law. Subject to the right of Barrick to implement the Merger by way of a Takeover Offer in accordance with the terms of the Cooperation Agreement, the Merger will be implemented solely by means of the Scheme Document, which will contain the full terms and conditions of the Merger including details of how to vote in respect of the Merger. Barrick will prepare the Barrick Information Circular to be distributed to Barrick Shareholders, containing details of the Merger, notice of the Barrick Special Meeting and information on the New Barrick Shares. Barrick and Randgold urge Randgold Shareholders to read the Scheme Document carefully when it becomes available, because it will contain important information in relation to the Merger and the New Barrick Shares. Barrick also urges Barrick Shareholders to read the Barrick Information Circular carefully when it becomes available because it will contain important information in relation to the Merger and the New Barrick Shares.

Any vote in respect of resolutions to be proposed at the Randgold Meetings to approve the Merger, the Scheme or related matters, or other responses in relation to the Merger, should be made only on the basis of the information contained in the Scheme Document. Similarly, any vote in respect of resolutions to be proposed at the Barrick Special Meeting to approve the issuance of New Barrick Shares under the Merger should be made only on the basis of the information contained in the Barrick Information Circular.

Please be aware that addresses, electronic addresses and certain other information provided by Randgold Shareholders, persons with information rights and other relevant persons for the receipt of communications from Randgold may be provided to Barrick during the offer period as required under Section 4 of Appendix 4 of the Code to comply with Rule 2.11(c).

M. Klein and Co., which is authorized by the U.S. Securities & Exchange Commission and regulated in the United States by the Financial Industry Regulatory Authority (“FINRA”) and the U.S. Securities & Exchange Commission, is acting exclusively for Barrick and no one else in connection with the Merger and will not be responsible to anyone other than Barrick for providing the protections afforded to clients of M. Klein and Co. or for providing advice in relation to the Merger or any other matter referred to in this announcement. Neither M. Klein and Co. nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of M. Klein and Co. in connection with any matter referred to in this announcement or otherwise.

Morgan Stanley, which is authorised by the Prudential Regulation Authority (“PRA”) and regulated by the FCA and the PRA in the United Kingdom, is acting exclusively as financial adviser to Barrick and no one else in connection with the Merger, this announcement and the matters described herein, and shall not be responsible to anyone other than Barrick for providing the protections afforded to clients of Morgan Stanley or for providing advice in connection with the Merger, this announcement or any matter referred to herein. Neither Morgan Stanley nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Morgan Stanley in connection with the Merger, this announcement or any matter referred to herein.

CIBC, which is supervised and regulated by the Office of the Superintendent of Financial Institutions in Canada and, in the UK, authorised by the PRA, subject to regulation by the FCA and limited regulation by the PRA, is acting exclusively as financial adviser to Randgold and for no one else in connection with the Merger and will not be responsible to anyone other than Randgold for providing the protections afforded to clients of CIBC or for providing advice in relation to the Merger, the content of this announcement or any matter or other document referred to herein. Neither CIBC nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of CIBC in connection with this announcement, any statement contained herein, the Merger or otherwise.

Barclays, which is authorised by the PRA and regulated in the United Kingdom by the FCA and the PRA, is acting exclusively for Randgold and no one else in connection with the Merger and will not be responsible to anyone other than Randgold for providing the protections afforded to clients of Barclays or for providing advice in relation to the Merger or any other matter referred to in this announcement. Neither Barclays nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Barclays in connection with any matter referred to in this announcement or otherwise.

Technical information

The technical and scientific information contained in this announcement in respect of Randgold has been reviewed and approved for release by Simon Bottoms, Group Mineral Resource Manager for Randgold and Rodney Quick Group General Manager Evaluations for Randgold who are Randgold’s Qualified Persons as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

The technical and scientific information contained in this announcement in respect of Barrick has been reviewed and approved for release by Rick Sims, Registered Member SME, Vice President, Resources and Reserves of Barrick, and a Qualified Person as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Overseas jurisdictions

The release, publication or distribution of this announcement in or into jurisdictions other than Canada, the United States, the United Kingdom and Jersey may be restricted by law and therefore any persons who are subject to the law of any jurisdiction other than Canada, the United States, the United Kingdom and Jersey should inform themselves about, and observe, any applicable legal or regulatory requirements. In particular the ability of persons who are not citizens of and resident in Canada, the United States, the United Kingdom or Jersey, to vote their Randgold Shares with respect to the Scheme at the Jersey Court Meeting, or to appoint another person as proxy to vote at the Jersey Court Meeting on their behalf, may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. Relevant clearances have not been, and will not be, obtained from the securities commission or similar regulatory authority of any province or territory of Canada. To the fullest extent permitted by applicable law, the companies and persons involved in the Merger disclaim any responsibility or liability for the violation of such restrictions by any person. This announcement has been prepared for the purposes of complying with applicable English law, Jersey law, certain applicable securities laws in Canada and the United States, the Listing Rules, the rules of the London Stock Exchange and the Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside of the UK and Jersey.

Copies of this announcement and formal documentation relating to the Merger will not be and must not be, mailed or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction or any jurisdiction where to do so would violate the laws of that jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any Restricted Jurisdiction. Doing so may render invalid any related purported vote in respect of the Merger. If the Merger is implemented by way of Takeover Offer (unless otherwise permitted by applicable law or regulation), the Takeover Offer may not be made, directly or indirectly, in or into or by use of the mails or any other means or instrumentality (including, without limitation, facsimile, email or other electronic transmission, telex or telephone) of interstate or foreign commerce of, or any facility of a national, state or other securities exchange of any Restricted Jurisdiction and the Takeover Offer will not be capable of acceptance by any such use, means, instrumentality or facilities or from within any Restricted Jurisdiction.

Further details in relation to Overseas Shareholders will be contained in the Scheme Document and Randgold Shareholders are advised to read carefully the Scheme Document and related Forms of Proxy once these have been mailed.

Additional information for US investors

The Merger is being made to acquire the securities of a Jersey company by means of a scheme of arrangement provided for under Jersey law. Any securities issued as a result of this Merger by means of a scheme of arrangement will be issued in reliance upon the exemption from the registration requirements of the US Securities Act of 1933, pursuant to the exemption from registration set forth in Section 3(a)(10)

thereof, and also will not be subject to the tender offer rules promulgated under the US Securities Exchange Act of 1934. Accordingly, the Scheme will be subject to disclosure requirements and practices applicable in the UK and Jersey to schemes of arrangement, which are different from the disclosure requirements of the US tender offer rules. Except in relation to non-GAAP financial performance measures, the financial information included in this announcement and the Scheme documentation has been or will have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and thus may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the US. If Barrick exercises its right to implement the acquisition of the Randgold Shares in accordance with the Cooperation Agreement by way of a Takeover Offer, such offer will be made in compliance with applicable US laws and regulations, including the registration requirements of the US Securities Act of 1933 and the tender offer rules under the US Securities Exchange Act of 1934 and any applicable exemptions provided thereunder.

Barrick’s mineral reserves and mineral resources have been estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects, as required by Canadian securities regulatory authorities. Randgold’s mineral resource and ore reserve estimates have been prepared according to the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves standards and guidelines published and maintained by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (the “JORC (2012) Code”). Randgold has reconciled the mineral resources and ore reserves to the definition standards incorporated in National Instrument 43-101 and there are no material differences. For United States reporting purposes, Industry Guide 7 (under the US Securities Exchange Act of 1934), as interpreted by the Staff of the SEC, applies different standards in order to classify mineralization as a reserve. In addition, while the terms “measured,” “indicated” and “inferred” mineral resources are required pursuant to National Instrument 43-101 – Standards of Disclosure for Mineral Projects, the SEC does not recognize such terms. Canadian and JORC (2012) Code standards differ significantly from the requirements of the SEC, and mineral resource information contained herein and in the documents incorporated herein by reference is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the SEC. Investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. In addition, investors are cautioned not to assume that any part or all of any mineral resources constitute or will be converted into reserves. Accordingly, information contained in this announcement and in the documents incorporated by reference herein containing descriptions of Barrick’s and Randgold’s mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting requirements of United States federal securities laws and the rules and regulations thereunder.

US Holders and US Randgold ADS Holders also should be aware that the transaction contemplated herein may have tax consequences in the United States and, that such consequences, if any, are not described herein. US Holders and US Randgold ADS Holders are urged to consult with independent professional advisors regarding the legal, tax and financial consequences of the Merger applicable to them.

It may be difficult for US Holders and US Randgold ADS Holders to enforce their rights and claims arising out of the US federal securities laws, since Barrick and Randgold are located in countries other than the US, and some or all of their officers and directors may be residents of countries other than the US. US Holders and US Randgold ADS Holders may not be able to sue a non-US company or its officers or directors in a non-US court for violations of US securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to a US court’s judgment.

In accordance with normal UK practice, Barrick or its nominees, or its brokers (acting as agents), may from time to time make certain purchases of, or arrangements to purchase, Randgold Shares outside of the US, other than pursuant to the Merger, until the date on which the Merger and/or Scheme becomes effective, lapses or is otherwise withdrawn. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required in the UK, will be reported to a Regulatory Information Service and will be available on the London Stock Exchange website at www.londonstockexchange.com.

Additional information for Canadian investors

The enforcement by Canadian Holders or Canadian Randgold ADS Holders of civil liabilities under the Canadian securities laws may be affected adversely by the fact that Randgold is incorporated or organized under the laws of a jurisdiction other than Canada, that some or all of Barrick’s and Randgold’s officers and directors are and will be residents of countries other than Canada, that some or all of the experts named in this announcement may be residents of countries other than Canada, and that all or a substantial portion of the assets of Barrick, Randgold and such persons are and will be located outside Canada. As a result, it may be difficult or impossible for Canadian Holders or Canadian Randgold ADS Holders to effect service of process within Canada upon Randgold, Barrick’s and Randgold’s respective officers or directors or the experts named herein, or to realize against them, upon judgments of courts of Canada predicated upon liabilities under Canadian securities laws. In addition, Canadian Holders or Canadian Randgold ADS Holders should not assume that the courts of Jersey: (a) would enforce judgments of Canadian courts obtained in actions against such persons predicated upon civil liabilities under Canadian securities laws; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the Canadian securities laws.

The distribution of the New Barrick Shares pursuant to the Merger will constitute a distribution of securities that is exempt from the prospectus requirements of Canadian securities law and is exempt from or otherwise is not subject to the registration requirements under applicable securities law. The New Barrick Shares received pursuant to the Merger will not be legended and may be resold through registered dealers in each of the provinces and territories of Canada provided that (i) the trade is not a “control distribution” as defined in Canadian securities law, (ii) no unusual effort is made to prepare the market or to create a demand for Barrick Shares, (iii) no extraordinary commission or consideration is paid to a person in respect of such sale, and (iv) if the selling security holder is an insider or officer of Barrick, as the case may be, the selling security holder has no reasonable grounds to believe that Barrick, as the case may be, is in default of applicable Canadian securities law.

Canadian Holders and Canadian Randgold ADS Holders should be aware that the Merger described in this announcement may have tax consequences in Canada and should consult their own tax advisors to determine the particular tax consequences to them of the Merger in light of their particular circumstances, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local or other taxing jurisdiction.

Additional information for Australian investors

The New Barrick Shares may not be publicly offered, sold or advertised, directly or indirectly, in or from Australia. Neither this announcement nor any other offering or marketing material relating to the New

Barrick Shares constitutes a disclosure document or product disclosure statement under Part 6D.2 or Chapter 7 of the Australian Corporations Act and this announcement has not been, and will not be lodged with the Australian Securities and Investments Commission. This announcement does not contain the information required to be contained in a disclosure document or product disclosure statement for the purposes of the Australian Corporations Act.

Neither this announcement, nor any other offering or marketing material relating to the New Barrick Shares or Merger, may be made available or distributed in Australia other than to Randgold Shareholders with a registered address in Australia and their advisors and in compliance with Australian law. Failure to comply with this restriction may contravene applicable Australian law.

Additional information for Swiss investors

The New Barrick Shares may not be publicly offered, sold or advertised, directly or indirectly, in or from Switzerland. Neither this announcement nor any other offering or marketing material relating to the New Barrick Shares constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Federal Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange, and neither this announcement nor any other offering or marketing material relating to the New Barrick Shares or the Merger may be publicly distributed or otherwise made publicly available in Switzerland.

Additional information for Singaporean investors

Neither this announcement nor any other offering or marketing material relating to the New Barrick Shares will be lodged or registered as a prospectus with the Monetary Authority of Singapore and the offering made under this announcement is pursuant to Section 273 of the Securities and Futures Act, Chapter 289 of Singapore. Accordingly, neither this announcement nor any other offering or marketing material relating to the New Barrick Shares may be issued, circulated, distributed or otherwise made publicly available in Singapore.

Additional information for Hong Kong investors

The contents of this announcement have not been reviewed by any regulatory authority in Hong Kong. The public in Hong Kong is advised to exercise caution in relation to the Merger and if the public in Hong Kong is in any doubt about any of the contents of this announcement, they should obtain independent professional advice.

This announcement must not be issued, circulated or distributed in Hong Kong other than (1) to “professional investors” as defined in the Securities and Futures Ordinance (“SFO”) and any rules made under the SFO, (2) to persons and in circumstances which do not result in this announcement being a “prospectus” as defined in section 2(1) of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (“CWMO”) or which do not constitute an offer to the public within the meaning of the CWMO or an invitation to the public within the meaning of the SFO or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provisions of the SFO and CWMO.

Forward looking statements

This announcement (including information incorporated by reference in this announcement), oral statements made regarding the Merger, and other information published by Barrick and Randgold contain statements which are, or may be deemed to be, “forward-looking statements” (or “forward-looking information”), under applicable securities laws including for the purposes of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements are prospective in nature and are not based on historical facts, but rather on current expectations and projections of the management of Barrick and Randgold about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. The forward-looking statements contained in this announcement include statements relating to the expected effects of the Merger on Barrick and Randgold, the expected timing and scope of the Merger and other statements other than historical facts. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects” or “does not expect”, “is expected”, “is subject to”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Although Barrick and Randgold believe that the expectations reflected in such forward-looking statements are reasonable, Barrick and Randgold can give no assurance that such expectations will prove to be correct. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include the satisfaction of the Conditions and the ability to consummate the Merger, as well as additional factors, such as: risks relating to the Barrick Group’s and the Randgold Group’s credit rating; local and global political and economic conditions; the Barrick Group’s and the Randgold Group’s economic model and liquidity risks; fluctuations in the spot and forward price of gold, copper, or certain other commodities (such as silver, diesel fuel, natural gas, and electricity); financial services risk; the risks associated with Barrick’s and Randgold’s brand, reputation and trust; environmental risks; safety and technology risks; the ability to realise the anticipated benefits of the Merger or implementing the business plan for the New Barrick Group, including as a result of a delay in completing the Merger or difficulty in integrating the businesses of the companies involved (including the retention of key employees); changes in or enforcement of national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States, the Democratic Republic of Congo, Mali and other jurisdictions in which the Barrick Group and Randgold Group carry on business or in which the New Barrick Group may carry on business in the future; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; legal or regulatory developments and changes; the outcome of any litigation, arbitration or other dispute proceeding; the impact of any acquisitions or similar transactions; competition and market risks; the impact of foreign exchange rates; pricing pressures; the possibility that future exploration results will not be consistent with expectations; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; and business continuity and crisis management. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Such forward-looking statements should therefore be construed in the light of such factors. Neither Barrick nor Randgold, nor any of their respective associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement will actually occur. You are cautioned not to place undue reliance on these forward-looking statements. Other than in accordance with their legal or regulatory obligations (including under the Listing Rules and the Disclosure and Transparency Rules of the FCA), neither Barrick nor Randgold is under any obligation, and Barrick and Randgold expressly disclaim any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

No profit forecasts or quantified financial benefits statement

No statement in this announcement is intended as a profit forecast, profit estimate or quantified financial benefits statement.

Dealing disclosure requirements

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

The defined terms used in this section “Dealing disclosure requirements” are defined in the Code which can be found on the Takeover Panel’s website.

Non-GAAP Financial Performance Measures

Certain financial performance measures used in this announcement – namely EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, cash costs per ounce, and total cash costs – are not prescribed by IFRS. These non-GAAP financial performance measures are included because management has used the information to analyze the combined business performance and financial position of the New Barrick Group. These non-GAAP financial measures are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. These non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

In order to provide the combined business performance and financial position of the New Barrick Group, certain non-GAAP financial performance measures of each of Barrick and Randgold have been combined to show an aggregate number. Where a component of the aggregated non-GAAP financial performance measure has been previously reported by Barrick or Randgold we have included in Appendix 5 to this announcement details regarding the manner in which non-GAAP financial performance measures have been aggregated for purposes of this announcement as well as reconciliations to the most directly comparable GAAP measures as reported by Barrick and Randgold, together with an explanation of the rationale for including the non-GAAP measure.

In order to provide a relative comparison of the New Barrick Group to its Senior Gold Peers, certain financial comparisons between the New Barrick Group and its Senior Gold Peers are made on the basis of data presented by either Factset, Wood Mackenzie or Bloomberg which contain non-GAAP financial performance measures. These non-GAAP financial performance measure comparisons – namely “lowest total cash costs”, “highest Adjusted EBITDA margin”, “highest return on capital” and “lowest gross debt to Adjusted EBITDA ratio” are based solely on the data presented by Factset, Wood Mackenzie or Bloomberg (as applicable) and are intended to provide additional information only and do not have any standardized meaning under IFRS. See “Third Party Data” below for further information.

Third Party Data

Certain comparisons of the New Barrick Group to its Senior Gold Peers (such as total cash cost, Adjusted EBITDA margin, return on capital and gross debt to adjusted EBITDA ratio) are based on data obtained from Wood Mackenzie, Factset and Bloomberg as of 31 August 2018 (unless otherwise stated). Wood Mackenzie is an independent third party research and consultancy firm that provides data for, among others, the metals and mining industry. Factset is a financial data and software company which provides financial information and analytic software for, among others, investment professionals. Bloomberg is a software, data and media company which delivers business and market news, data and analysis. Neither Wood Mackenzie, Factset nor Bloomberg has any affiliation to Barrick or Randgold.

Where figures for the New Barrick Group are compared to its Senior Gold Peers, the data from either Wood Mackenzie, Factset or Bloomberg (as applicable) has been used to ensure consistency in the compared measures across the New Barrick Group and the comparator group. Neither Barrick nor Randgold has the ability to verify the Wood Mackenzie, Factset or Bloomberg figures and the non-GAAP financial performance measures used by Wood Mackenzie, Factset and Bloomberg may not correspond to the non-GAAP financial performance measures calculated by Barrick, Randgold or any of the Senior Gold Peers.

Publication on Website

A copy of this announcement and the documents required to be published by Rule 26 of the Code will be made available (subject to certain restrictions relating to persons resident in Restricted Jurisdictions) on Barrick’s website at www.barrick.com and www.barrick.com/a-new-champion and Randgold’s website at www.randgoldresources.com by no later than 12 noon (London time) on the business day following the date of this announcement in accordance with Rule 26.1(a) of the Code. The content of the websites referred to in this announcement are not incorporated into and do not form part of this announcement.

This announcement will also be available on SEDAR under Randgold’s profile at www.sedar.com and on EDGAR under Randgold’s profile at www.sec.gov.

In accordance with Rule 30.3 of the Code, Barrick Shareholders and Randgold Shareholders may request a hard copy of this announcement by contacting Computershare during business hours at 03707074040 (from within Jersey or the UK) or +44 3707074040 (from outside Jersey or the UK) or by submitting a request in writing to Computershare Investor Services PLC, Corporate Actions Team, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY. If you have received this announcement in electronic form, copies of this announcement and any document or information incorporated by reference into this document will not be provided unless such a request is made.

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION

Not for release, publication or distribution, in whole or in part, in or into any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction

For immediate release

24 September 2018

RECOMMENDED ALL-SHARE MERGER

of

BARRICK GOLD CORPORATION

and

RANDGOLD RESOURCES LIMITED

1.	Introduction

The Boards of Barrick and Randgold are pleased to announce that they have reached agreement on the terms of a recommended share-for-share Merger of Barrick and Randgold to create an industry-leading gold company. It is intended that the Merger will be implemented by means of a court-sanctioned scheme of arrangement of Randgold and the Randgold Shareholders under Article 125 of the Companies (Jersey) Law 1991, with the entire issued and to be issued share capital of Randgold being acquired by Barrick.

2.	The Merger

Under the terms of the Merger, which will be subject to satisfaction (or, where applicable, waiver) of the Conditions and further terms set out in Appendix 1 to this announcement and to be set out in the Scheme Document, Scheme Shareholders at the Scheme Record Time will be entitled to receive:

6.1280 New Barrick Shares for each Randgold Share

This Exchange Ratio has been agreed based on the volume-weighted average prices of Barrick Shares traded on NYSE, and Randgold ADSs traded on NASDAQ, respectively, over the 20 trading days ended on 21 September 2018 (being the last business day before this announcement).

Following completion of the Merger, Barrick Shareholders will own approximately 66.6 per cent. and Randgold Shareholders will own approximately 33.4 per cent. of the New Barrick Group on a fully-diluted basis.

The New Barrick Shares will be issued as fully paid and will rank equally in all respects with the existing Barrick Shares and will be entitled to receive any dividends and/or other distributions declared or paid by Barrick in respect of the Barrick Shares with a record date falling after the Effective Date. Applications will be made to the New York Stock Exchange and the Toronto Stock Exchange for the New Barrick Shares to be listed for trading, with listing being subject to the approval or acceptance of each exchange.

3.	Dividends

Randgold Permitted Dividend and Barrick Permitted Dividends

Under the terms of the Merger, Barrick and Randgold have agreed that:

•

Randgold Shareholders will be entitled to receive a Randgold dividend for the 2018 financial year of USD 2.00 per Randgold Share, subject to the approval of the Board of Randgold (the “Randgold Permitted Dividend”). The Randgold Permitted Dividend is expected to be declared on or before the Effective Date, payable to Randgold Shareholders on or around the Effective Date by reference to the Scheme Record Time; and

•

subject to the discretion of the Barrick Board with respect to the declaration of dividends, Barrick Shareholders will receive a total 2018 annualized dividend of up to USD 0.14 per Barrick Share. A Barrick quarterly dividend of: (i) up to USD 0.03 per Barrick Share will be paid for the three month period ending 30 September 2018; and (ii) up to USD 0.05 per Barrick Share (with a record date prior to the Effective Date) will be paid for the three month period ending 31 December 2018, in each case if, as and when declared by the Board of Barrick (together, the “Barrick Permitted Dividends”).

Randgold Equalisation Dividend

If, after the date of this announcement, any dividend (other than or in excess of the Barrick Permitted Dividends), distribution or return of capital is declared, made or paid or becomes payable in respect of the Barrick Shares with a record date on or before the Effective Date (a “Non-Permitted Barrick Dividend”), then Randgold will be entitled (in addition to the Randgold Permitted Dividend) to declare and pay, and the Randgold Shareholders will be entitled to receive and retain, prior to the Scheme Record Time an equalisation dividend in USD (the “Randgold Equalisation Dividend”) in respect of the Randgold Shares of an amount per Randgold Share equal to the amount of the Non-Permitted Barrick Dividend per Barrick Share multiplied by the Exchange Ratio (taking into account any reduction to the Exchange Ratio arising as a result of any Randgold Returns of Capital in accordance with the following paragraph entitled “Reduction to Exchange Ratio”).

Reduction to Exchange Ratio

If, after the date of this announcement, any dividend, distribution or return of capital is declared, made or paid or becomes payable in respect of the Randgold Shares (other than, or in excess of, a Randgold Permitted Dividend or a Randgold Equalisation Dividend) with a record date on or before the Scheme Record Time (each a “Randgold Return of Capital”), Barrick reserves the right to reduce the Exchange Ratio accordingly so as to reflect the aggregate value attributable to any such Randgold Return of Capital.

Dividend policy of the New Barrick Group

The New Barrick Group intends to grow its dividend from the Barrick level for the financial year ended 31 December 2018 over time, underpinned by stronger cash flow generation, additional overhead cost savings, asset sale proceeds and lower interest costs. Following the completion of the Merger, the Board of the New Barrick Group will review the dividend policy quarterly based on the cash requirements of the New Barrick Group’s operating assets, exploration and development activities, as well as potential acquisitions, combined with the current and projected financial position of the New Barrick Group.

4.	The New Barrick Group

Background to and reasons for the Merger

The Boards of Barrick and Randgold believe that the Merger will create an industry-leading gold company with the greatest concentration of Tier One Gold Assets in the industry, the lowest total cash cost position among Senior Gold Peers,1 and a diversified asset portfolio positioned for growth in many of the world’s most prolific gold districts.

Based on Barrick and Randgold’s Closing Prices as of 21 September 2018 (being the last business day prior to the date of this announcement), the New Barrick Group would have an aggregate market capitalization of USD 18.3 billion. In addition, based on the 2017 financial results for both companies, the New Barrick Group would have generated aggregate revenue of approximately USD 9.7 billion and aggregate Adjusted EBITDA2 of approximately USD 4.7 billion.

The New Barrick Group will, on completion of the Merger, have the following advantages:

•	Ownership of five of the world’s top ten Tier One Gold Assets by total cash cost, with two potential Tier One Gold Assets:

○	Tier One Gold Assets: Cortez, Goldstrike, Kibali (45%), Loulo-Gounkoto (80%) and Pueblo Viejo (60%);

○	potential to become Tier One Gold Assets: Goldrush/Fourmile and Turquoise Ridge (75%);

•

The highest Adjusted EBITDA[3] and highest Adjusted EBITDA margin[3] and the lowest total cash cost position among Senior Gold Peers[1] on a combined basis based on the 2017 financial results of both companies:

○	combined Adjusted EBITDA margin[4] of 48% (for the financial year ended 31 December 2017);

○	combined total cash costs[5] of USD 538 per ounce (for the financial year ended 31 December 2017);

•	A proven management team of owners with the ability to operate successfully in complex jurisdictions:

○	Barrick has a strong partnership-ownership culture and deep experience operating across a range of geographies, mining methods and ore types;

○	from 1 January 2008 to 31 August 2018, Randgold achieved the highest return on capital among Senior Gold Peers.[6] Randgold’s share price has also risen by 76% over the same period, while Senior Gold Peers’ share prices have declined by an average of 48%;

•	Strong cash flow generation to support robust investment and ability to return cash to shareholders;

•	Established partnerships with leading Chinese mining companies;

•	Superior scale and the largest gold reserves amongst Senior Gold Peers:

○	potential combined 78 million ounces of proven and probable gold reserves on an attributable basis (as at 31 December 2017);[7]

•	Strong balance sheet with expected investment grade ratings:

○	The lowest ratio of gross debt (as of 30 June 2018) to Adjusted EBITDA (as of the financial year ended 31 December 2017) of any Senior Gold Peer;[8]

○	On an aggregate basis as at 30 June 2018, the New Barrick Group had a combined cash position of USD 2.7 billion and debt net of cash of USD 3.7 billion; and

○

Barrick currently has an investment grade rating of BBB and Baa2 from S&P and Moody’s, respectively. As at 30 June 2018 Randgold had a net cash balance of USD 604 million and strong cash generation from its underlying operations. This would provide additional flexibility to the New Barrick Group to service existing debt and may positively impact Barrick’s current credit ratings;

•	Ownership of a strategic Copper Business that produced 413 million pounds of copper in 2017; and

•	Significant re-rating potential:

○

Given the quality of the combined asset base and the proven management team of the New Barrick Group, with the highest Adjusted EBITDA margin[3] and the lowest total cash cost for 2017 relative to the Senior Gold Peers[1], there is significant potential for the New Barrick Group to re-rate over time.

Following the completion of the Merger, the management team will be tasked with implementing a business plan that will focus on the following:

Asset Quality

•	Grow and invest in a portfolio of Tier One Gold Assets and Strategic Assets with an emphasis on organic growth:

○	Near-term priorities include Goldrush/Fourmile, Turquoise Ridge and a strategic partnership with Shandong Gold in the El Indio belt.

•	Sell Non-Core Assets over time in a disciplined manner.

•	Invest in exploration across extensive land positions in many of the world’s most prolific gold districts.

•	Maximize the long-term value of a strategic Copper Business.

Operational Excellence

•	Fully implement a decentralized management ethos with a strong ownership culture.

•	Streamline management and operations, and eliminate non-essential costs.

•	Leverage innovation and technology to accelerate operational improvement.

•	Build trust-based partnerships with host governments and local communities to drive shared long-term value.

•	Strive for zero harm workplaces.

Sustainable Profitability

•	Disciplined approach to growth, emphasizing a partnership strategy.

•	Increased returns to shareholders driven by focus on return on capital, IRR and free cash flow per share growth.

Governance, trading and branding of the New Barrick Group

Following completion of the Merger:

•	John L. Thornton, Executive Chairman of Barrick, will become Executive Chairman of the New Barrick Group.

•	Mark Bristow, Chief Executive Officer of Randgold, will become President and Chief Executive Officer of the New Barrick Group.

•	Graham Shuttleworth, Finance Director and Chief Financial Officer of Randgold, will become Senior Executive Vice President and Chief Financial Officer of the New Barrick Group.

•	Kevin Thomson, Senior Executive Vice President, Strategic Matters of Barrick, will become Senior Executive Vice President, Strategic Matters of the New Barrick Group.

•	Two-thirds of the directors of the Board of the New Barrick Group will be initially appointed by Barrick and one-third will be initially appointed by Randgold.

•

Shares in the New Barrick Group issued to Randgold Shareholders will be admitted to trade on the New York Stock Exchange and the Toronto Stock Exchange, subject to the approval or acceptance of each exchange. The listing of Randgold Shares on the Official List, the trading in Randgold Shares on the main market of the London Stock Exchange and the trading in Randgold ADSs on NASDAQ will be cancelled.

•	The New Barrick Group will operate under the branding of the Barrick Group.

Intentions regarding the New Barrick Group’s Assets

The new executive management team of the New Barrick Group will be tasked with implementing a business plan to seek to maximise the opportunities for value enhancement of the New Barrick Group’s asset portfolio.

Following the Merger, the New Barrick Group will focus on the Tier One Gold Assets it will own, being Cortez, Goldstrike, Kibali, Loulo-Gounkoto and Pueblo Viejo, as well as all other Strategic Assets. In addition, the new executive management team will focus on enhancing the New Barrick Group’s strategic relationships.

The Tier One Gold Assets represent the majority of the New Barrick Group’s gold production and cash flow generation.

The new executive management team will operate the New Barrick Group’s assets in a manner consistent with maximizing sustainable profitability and operational efficiency over the life of each mine.

Within 12 months following completion of the Merger, the new executive management team will identify those assets whose profile is not expected to meet the New Barrick Group’s investment criteria and which the New Barrick Group will consider selling. These assets are referred to in this announcement as Non-Core Assets. Following completion of the Merger, the New Barrick Group may seek to dispose of one or more Non-Core Assets, either to existing joint venture partners, if applicable, or to other buyers. Any such disposals will only be effected if terms can be negotiated which the board of the New Barrick Group considers attractive. Such sales would allow the new executive management team to focus on operating mines and projects considered to deliver the most value to the New Barrick Group or which have the highest potential.

It is the intention of the New Barrick Group to invest in its combined portfolio of exploration and development assets and, whilst a full evaluation would take place following completion of the Merger, the Boards of Randgold and Barrick expect the initial focus will include the Fourmile/Goldrush project and the Turquoise Ridge expansion, which have the potential to develop into Tier One Gold Assets.

The new executive management team intends to grow the value of its existing portfolio of copper mines and projects, through development of its existing resources, through potential partnerships and joint ventures with third parties and, if market opportunities arise, through acquisitions.

The Continuance to British Columbia

In connection with the Merger and the changes to the Board of Barrick contemplated in relation to the Merger, Barrick believes it is appropriate at this time to continue (i.e. to migrate its province of incorporation) to British Columbia, which has a more modern corporate statute that provides additional flexibility to Barrick in a number of areas, including increased flexibility with respect to capital management and in the composition of the Board of Barrick. In British Columbia, Barrick

will have greater flexibility to attract the most qualified and experienced directors from a global talent pool, who have the expertise and skills required by Barrick’s global business, that will operate in a diverse range of jurisdictions across five continents. The British Columbia corporate statute also provides increased flexibility with respect to capital management, resulting from more flexible rules relating to dividends, share purchases and redemptions, and accounting for capital. In addition, harmonization of the Business Corporations Act (British Columbia) with applicable securities laws has reduced the regulatory burden as compared to other Canadian jurisdictions.

5.	Recommendation

The Board of Randgold, which has been so advised by CIBC and Barclays as to the financial terms of the Merger, considers the terms of the Merger to be fair and reasonable. In providing its advice, each of CIBC and Barclays has taken into account the commercial assessments of the Board of Randgold. Accordingly, the Board of Randgold intends to recommend to Randgold Shareholders to vote in favour of the Scheme at the Jersey Court Meeting and the resolutions to be proposed at the Extraordinary General Meeting as those directors of Randgold who hold Randgold Shares have irrevocably undertaken to do in respect of their own Randgold Shares (representing approximately 1.06 per cent. of the issued ordinary share capital of Randgold).

Each of CIBC and Barclays has given and not withdrawn its consent to the inclusion in this announcement of reference to its advice to the directors of Randgold in the form and context in which they appear.

The issuance of New Barrick Shares under the Merger requires the Barrick Shareholder Resolution to be approved by a simple majority of the votes cast by Barrick Shareholders represented in person or by proxy at the Barrick Special Meeting.

The Board of Barrick, which has been advised by M. Klein and Co. and Morgan Stanley as to the financial terms of the Merger, considers the Exchange Ratio to be fair and reasonable. The Board of Barrick intends to recommend to Barrick Shareholders to vote in favour of the Barrick Shareholder Resolution at the Barrick Special Meeting. The directors of Barrick have agreed to vote their own Barrick Shares (representing approximately 0.238 per cent. of the Barrick Shares currently in issue) in favour of the Barrick Shareholder Resolution. In providing its advice, each of M. Klein and Co. and Morgan Stanley has taken into account the commercial assessments of the Board of Barrick.

Each of M. Klein and Co. and Morgan Stanley has given and not withdrawn its consent to the inclusion in this announcement of reference to its advice to the Board of Barrick in the form and context in which they appear.

6.	Background to and reasons for the Randgold recommendation

Randgold has built a high quality African gold company as a result of its investment criteria and execution over a long period. The Board of Randgold believes that an expansion of the company’s geographical footprint would be beneficial to the growth, evolution and long term future of the company.

Randgold has previously considered the acquisition of a number of assets both inside and outside Africa but had not been able to find a standalone opportunity that it could action that met its investment criteria. Randgold has also had a number of discussions with Barrick about potential opportunities for strategic cooperation and collaboration in relation to certain assets. The Board of Rangold understands that there is an alignment of strategic vision and complementary strengths and therefore believes that a merger with Barrick would offer the opportunity to create significant shareholder value for Randgold Shareholders over the longer term. The Board of Randgold believes that investors in the gold industry would benefit from a leading company with a focus on growing free cash flow rather than production ounces.

The Board of Randgold believes that the opportunity to merge with Barrick offers an attractive route to gaining exposure to geographical diversification. Barrick owns a number of the world’s Tier One Gold Assets which Randgold is unlikely to be able to replicate organically or compete to purchase if they were ever put up for sale.

Upon completion of the Merger, Randgold Shareholders will own a material interest in an industry-leading gold company. The Board of Randgold understands that it will be the intention for the merged company to be managed and run with a similar ethos to the one that shareholders have experienced as shareholders in Randgold. Two-thirds of the directors of the Board of the New Barrick Group will be initially appointed by Barrick and one-third will be initially appointed by Randgold.

In light of these factors, and having been so advised by CIBC and Barclays as to the financial terms of the Merger, the Board of Randgold considers the terms of the Merger to be fair and reasonable. In addition, the Board of Randgold considers the terms of the Merger to be in the best interests of Randgold and the Randgold Shareholders as a whole. In providing its financial advice to the board of directors of Randgold, each of CIBC and Barclays has taken into account the commercial assessments of the Board of Randgold. Accordingly, the Board of Randgold intends to recommend that Randgold Shareholders vote in favour of the Scheme.

7.	Irrevocable Undertakings and Voting and Support Agreements

In respect of Randgold Shares

Barrick has received irrevocable undertakings to vote in favour of the Scheme at the Jersey Court Meeting and the resolutions to be proposed at the Extraordinary General Meeting from the directors of Randgold in respect of 997,696 Randgold Shares, representing approximately 1.06 per cent. of the existing issued ordinary share capital.

The undertakings from the directors of Randgold will cease to be binding only if Barrick announces (with the consent of the Panel) that it does not intend to make or proceed with the Merger or if the Scheme lapses or is withdrawn (other than where Barrick has elected to exercise its right to proceed by way of a Takeover Offer and such Takeover Offer has not lapsed or been withdrawn), but will remain binding in the event that a higher competing offer for Randgold is made.

In respect of Barrick Shares

The directors of Barrick have entered into voting and support agreements to vote in favour of the Barrick Shareholder Resolution and the Continuance at the Barrick Special Meeting with Randgold in respect of 2,780,622 Barrick Shares, representing approximately 0.238 per cent. of the Barrick Shares currently in issue.

These voting and support agreements will cease to be binding only if Barrick announces that it does not intend to make or proceed with the Merger or if the Scheme lapses or is withdrawn (other than where Barrick has elected to exercise its right to proceed by way of a Takeover Offer and such Takeover Offer has not lapsed or been withdrawn), but will remain binding in the event that a Barrick Superior Proposal is made.

Further details of these irrevocable undertakings and voting and support agreements are set out in Appendix 3 to this announcement.

8.	Information relating to Barrick

Barrick is one of the world’s leading international gold companies, with annual gold production and gold reserves that are among the largest in the industry. Barrick also produces significant amounts of copper, principally from its Zaldívar joint venture, Jabal Sayid joint venture and its Lumwana mine.

Barrick was founded in 1983 and is currently headquartered in Toronto, Canada. If the Continuance is approved at the Barrick Special Meeting, Barrick’s primary corporate office will remain in Toronto, Canada. During its first ten years, Barrick focused on acquiring and developing properties in North America, notably its Goldstrike property on the Carlin Trend in Nevada. Since 1994, Barrick has strategically expanded beyond its North American base and now operates on five continents. More than 75% of Barrick’s gold production comes from projects in the Americas. Barrick also has a presence in Australia, Chile, Saudi Arabia and Zambia. Barrick continues to strengthen its international presence through strategic relationships with external partners such as Shandong Gold, Zijin Mining, Antofagasta Plc and Ma’aden. Barrick has established a diverse portfolio of assets, with a combination of brownfield projects and a number of the world’s largest undeveloped greenfield projects.

Barrick’s shares trade on the Toronto Stock Exchange and the New York Stock Exchange. The registered office of Barrick is 161 Bay Street, Suite 3700, Toronto, Ontario M5J 2S1, Canada.

For the financial year ended 31 December 2017, Barrick reported gold production of 5.323 million ounces, revenue of USD 8,374 million and net earnings of USD 1,516 million. Barrick also reported copper production of 413 million pounds of copper for the financial year ended 31 December 2017.

9.	Information relating to Randgold

Randgold is a leading Africa-focused gold mining and exploration company, with an extensive portfolio of mines and greenfield and brownfield projects.

Randgold was founded in 1995 and is headquartered in Jersey, Channel Islands. Over the past 23 years, Randgold has established an extensive portfolio of mines and exploration programmes in West and Central Africa including two Tier One Gold Assets in Mali and the Democratic Republic of Congo. Randgold continues to expand its portfolio by developing mutually beneficial partnerships with host governments, communities and joint venture partners. Such partnerships include Randgold’s joint ventures with AngloGold Ashanti in the Democratic Republic of Congo and with Endeavour Mining and Newcrest in Côte d’Ivoire.

Randgold’s shares trade on the London Stock Exchange and its ADSs trade on NASDAQ. The registered office of Randgold is 3rd Floor, Unity Chambers, 28 Halkett Street, St Helier, Jersey, JE2 4WJ, Channel Islands.

For the financial year ended 31 December 2017, Randgold reported gold production of 1.315 million ounces, revenue of USD 1,280 million and net profit of USD 335 million.

10.	Directors, management and employees, research and development, locations

Following completion of the Merger, Barrick’s head office and certain key functions will continue to be located in Toronto. Barrick does not intend to close any of Randgold’s existing offices. If the Continuance is approved by Barrick Shareholders, the New Barrick Group’s registered and records office will be located at 1600 - 925 West Georgia Street, Vancouver, British Columbia V6C 3L2. Barrick has no intention to make any changes with respect to the redeployment of Randgold’s existing fixed assets. Owing to the nature of its business, Randgold does not have a research and development function. However, Randgold has a portfolio of exploration assets and the New Barrick Group intends to leverage Randgold’s successful exploration expertise to drive value creation across the New Barrick Group’s enlarged asset portfolio.

Following completion of the Merger, Mark Bristow, Chief Executive Officer of Randgold, will become President and Chief Executive Officer of the New Barrick Group, and Graham Shuttleworth, Finance Director and Chief Financial Officer of Randgold, will become Senior Executive Vice President and Chief Financial Officer of the New Barrick Group.

Details of their service contracts with the New Barrick Group, which will become effective upon completion of the Merger, will be set out in the Scheme Document. No retention award or bonus will be granted to Mark Bristow or Graham Shuttleworth in connection with the Merger.

Following completion of the Merger, the operational management structure will be conducted through three regional teams, covering North America, South America and Africa & Middle East respectively. The North America and South America teams will be drawn primarily from the existing Barrick workforce.

Barrick does not anticipate any headcount reduction in Randgold’s workforce at the operational and management level as a result of the Merger. It is intended that existing Randgold employees will form the core of a regional African management team which will oversee the operations of the combined African & Middle East assets of the New Barrick Group. This will help the New Barrick Group benefit from economies of scale and the experience of a dedicated African-focused management team.

Following the completion of the Merger, the new executive management team of the New Barrick Group will continue to implement a decentralised management and partnership structure which may result in some workforce reduction in respect of persons currently employed as part of the Barrick Group. These headcount reductions will be focussed on reducing redundant roles between the operations, projects and the corporate centre. It is expected that any job reductions will be identified by the new executive management team of the New Barrick Group within the 12 months following completion of the Merger. Barrick does not intend to make any material change in the balance of skills and functions of the employees of the Randgold Group. Except as described above, Barrick does not intend to make any material change in the conditions of employment of the employees and management of the Randgold Group.

The Randgold Group does not provide company-funded pension plans; however, Randgold Group provides a defined contribution plan under which the group pays fixed contributions into a separate entity. Barrick does not intend to make any changes to the Randgold Group’s pension arrangements in the 12 months which follow the Effective Date. Following completion of the Merger, the existing employment rights, including pension rights, of management and employees of the Randgold Group and the Barrick Group will be fully safeguarded in accordance with contractual and statutory requirements, as will the contractual rights of any directors and officers who are not employees.

There is no intention to redeploy material fixed assets of the New Barrick Group or, except as described above, make changes to locations of business of the New Barrick Group.

Randgold Shares are currently listed on the Official List and Randgold ADSs are admitted to trading on NASDAQ. As set out in paragraph 19, a request will be made to cancel trading in Randgold Shares on the London Stock Exchange and to delist Randgold Shares from the Official List and to delist the Randgold ADSs from NASDAQ, in each case with effect as of or shortly following the Effective Date. Randgold will also be re-registered as a private company.

No statements made in paragraphs 4 or 10 constitute “post-offer undertakings” for the purposes of Rule 19.5 of the Code.

11.	Randgold Share Plans

Participants in the Randgold Share Plans will be contacted regarding the effect of the Merger on their rights under these plans and provided with further details concerning the proposals which will be made to them in due course. Details of the proposals will be set out in the Scheme Document and in separate letters to be sent to participants in the Randgold Share Plans.

In summary, it has been agreed that awards under the Randgold Long-Term Incentive Plan will be exchanged for equivalent awards over Barrick Shares. Awards under the Randgold Co-investment Plan will vest in connection with the Merger to the extent that the applicable performance conditions have been satisfied; provided that, such awards will be subject to time pro-rating. For executive directors, a time-prorated number of awards under the Randgold Restricted Share Scheme will vest in connection with the Merger to the extent that the applicable performance conditions have been satisfied. To the extent that any such award under the Randgold Restricted Share Scheme has not vested as a result of time pro-rating, such portion of the award will be exchanged for equivalent awards over Barrick Shares. For all participants other than executive directors, all awards under the Randgold Restricted Share Scheme will vest in connection with the Merger to the extent that the applicable performance conditions have been satisfied.

Additional holding periods will apply to all outstanding awards held by Mark Bristow and Graham Shuttleworth.

12.	Randgold ADS program

Barrick and Randgold have agreed that they will put arrangements in place to allow holders of Randgold ADSs to participate in the Merger. The Depositary will contact holders of Randgold ADSs with further details of these proposals in due course.

Randgold ADS holders should take particular notice of the deadline for providing voting instructions, which may be earlier than that applicable to Randgold Shareholders. Randgold ADS holders should consult the Scheme Document and other material to be distributed by the Depositary in connection with the Merger for further information in respect of giving voting instructions in respect of their Randgold ADSs.

Randgold ADS holders will not be entitled to attend either the Jersey Court Meeting or the Extraordinary General Meeting but may vote in such meetings by returning a voting instruction card (which will be sent out in due course) to the Depositary or by instructing their financial intermediary to do so. In addition, if Randgold ADS holders surrender their Randgold ADSs to the Depositary for cancellation and withdraw the Randgold Shares underlying the Randgold ADSs in sufficient time to be entered on the Randgold register of members, they may attend and vote at the meetings as a Randgold Shareholder.

At least ten days before the Effective Date, Randgold shall notify NASDAQ of its intent to delist and deregister the Randgold ADSs. Shortly after the Effective Date, Randgold will file a Form 25 and subsequently a Form 15 with the SEC to delist the Randgold ADSs from trading on NASDAQ and to deregister and terminate Randgold’s reporting obligations under the US Securities Exchange Act of 1934. Barrick intends to terminate Randgold’s ADS programme shortly after the Effective Date.

13.	Acacia

The terms of an amended and restated relationship agreement dated 16 November 2014 entered into between Barrick and Acacia (the “Relationship Agreement”), among other matters, grant Acacia a right of pre-emption (the “Pre-emption Right”) in the event that Barrick proposes to acquire any business or interest having more than 50 per cent. of its overall mining resources both located in Africa and in gold and/or silver. This would include Randgold. Notwithstanding the foregoing, any exercise of the Pre-emption Right by Acacia in respect of Randgold would require the approval, by ordinary resolution, of Acacia’s shareholders pursuant to the UK Listing Authority’s listing rules by virtue of the size of Randgold relative to Acacia. Barrick owns approximately 63.9 per cent. of the issued share capital of Acacia and therefore any exercise of the Pre-emption Right by Acacia in respect of Randgold would be contingent on Barrick’s support. Barrick has provided notice to Acacia of the proposed Merger and has indicated to Acacia that it would not support an acquisition of Randgold by Acacia.

14.	Offer-related Arrangements

Confidentiality agreement

Barrick and Randgold have entered into a confidentiality agreement on 28 April 2018, pursuant to which each of Barrick and Randgold has undertaken, amongst other things, to: (a) keep confidential information relating to the Merger and the other party and not to disclose such confidential information to third parties (other than certain permitted parties) unless required by law or regulation or certain other limited exceptions apply; and (b) use the confidential information for the sole purpose of evaluating the other party’s group and/or the Merger and/or negotiating and/or advising on the Merger. These confidentiality obligations remain in force until 28 April 2020.

Cooperation Agreement

Barrick and Randgold have entered into a cooperation agreement dated 24 September 2018 with respect to conduct of the Merger. Under the terms of the Cooperation Agreement, Barrick and Randgold have agreed, among other things, that:

•

Barrick and Randgold shall co-operate with each other in order to assist in obtaining clearance from competition and other governmental bodies in order to satisfy the Conditions relating to such clearances;

•	Barrick and Randgold shall provide each other with certain information and assistance in the preparation of the Scheme Document and the Barrick Information Circular;

•	Barrick and Randgold shall co-operate to write to participants in the Randgold Share Plans and to inform them of the impact of the Scheme on their awards;

•

Barrick and Randgold intend to implement the Merger by way of the Scheme, subject to the ability of Barrick with the consent of the Panel and Randgold or, in certain circumstances, without the consent of Randgold, to proceed by way of a Takeover Offer in the circumstances described in paragraph 18 below;

•	Barrick shall pay to Randgold a break fee payment in the amount of USD 300 million if, following this announcement, any of the following events occur:

(i)

the Cooperation Agreement is terminated because of a Barrick Board Adverse Recommendation Change or because Barrick has breached its obligations relating to Competing Proposals for Barrick in any material respect, which breach is ongoing following the date that is two calendar days following Randgold’s delivery of written notice to Barrick of such breach or such breach is otherwise not curable; provided, however, that no break payment shall be payable in the event that, prior to such termination (A) any person acting in concert with Randgold or at Randgold’s direction or with Randgold’s agreement made, solicited, initiated or otherwise entered into an agreement, commitment or understanding regarding a Competing Proposal for Barrick (without any regard to the last paragraph of that definition) or (B) a Randgold Board Adverse Recommendation Change has occurred; or

(ii)

(A) a Competing Proposal for Barrick is made to Barrick or is made directly to Barrick Shareholders generally or otherwise becomes publicly known or any person has publicly announced an intention (whether or not conditional) to make a Competing Proposal for Barrick; (B) the Cooperation Agreement is terminated because the approval of the Barrick Shareholder Resolution is not obtained at the Barrick Special Meeting or at any adjournment or postponement thereof or in certain circumstances where Barrick adjourns or postpones the Barrick Special Meeting for more than 15 days or fails to publish the Barrick Information Circular as required pursuant to Barrick’s obligations under the Cooperation Agreement (if such breach is ongoing following the date that is two calendar days following Randgold’s delivery of written notice to Barrick of such breach or is otherwise not curable) or the Barrick Information Circular does not contain the Barrick Recommendation; (C) no Randgold Board Adverse Recommendation Change has occurred prior to such termination; and (D) within 12 months of the termination of the Cooperation Agreement Barrick enters into a definitive agreement for a Competing Proposal for Barrick, the Board of Barrick (or any committee thereof) adopts, approves, recommends or declares advisable any Competing Proposal for Barrick, or a Competing Proposal for Barrick is completed. For purposes of the foregoing, the term Competing Proposal for Barrick has the meaning set forth in Appendix 4, except that references to “20% or more” are deemed to be references to “50% or more”.

Only one break fee payment can be made and such payment (plus certain additional amounts in respect of VAT) would be Randgold’s sole and exclusive remedy in the relevant circumstances, except with respect to fraud; and

•

Barrick has agreed to a certain non-solicit undertaking pursuant to which Barrick shall not directly or indirectly solicit any Competing Proposal for Barrick or, subject to certain exceptions, furnish any information on any person seeking to make a Competing Proposal for Barrick.

15.	Strategic Investment Agreement and Acknowledgment

On 24 September 2018, it is expected that Barrick and Shandong Gold will enter into the Strategic Investment Agreement. Under the Strategic Investment Agreement, Shandong Gold will agree to purchase Barrick Shares with an aggregate value of up to USD 300 million, and Barrick will agree to invest an equivalent amount in shares of Shandong Mining, a publicly listed company controlled by Shandong Gold. These mutual investments will be required to be made within 12 months from the date of the agreement unless otherwise agreed, and will be made through the facilities of the stock exchanges on which their respective shares are listed. The Strategic Investment Agreement will also contain consultation and orderly market obligations on each party in relation to certain disposals of shares acquired thereunder. The Strategic Investment Agreement will not confer any governance rights. In connection with the Strategic Investment Agreement, Shandong Gold will deliver the Acknowledgment to Barrick, in which it will acknowledge and undertake that both it and its affiliates will comply with certain restrictions on the acquisition of Barrick Shares and Randgold Shares imposed by Canadian and U.S. securities laws and the Code.

The Strategic Investment Agreement and the Acknowledgment will constitute dealing arrangements of the kind referred to in Note 11 of the definition of “acting in concert” in the Code.

16.	Randgold Scheme and Barrick Shareholder Resolution

It is intended that the Merger will be implemented by way of a court-sanctioned scheme of arrangement between Randgold and the Scheme Shareholders, under Article 125 of the Jersey Companies Law. The purpose of the Scheme is to provide for Barrick to become the owner of the entire issued and to be issued share capital of Randgold.

The procedure involves, among other things, an application by Randgold to the Jersey Court to sanction the Scheme, in consideration for which the Scheme Shareholders will receive the New Barrick Shares.

The issuance of the New Barrick Shares requires the Barrick Shareholder Resolution to be approved by a simple majority of the votes cast by Barrick Shareholders represented in person or by proxy at the Barrick Special Meeting. The Board of Barrick intends to recommend to Barrick Shareholders to vote in favour of the Barrick Shareholder Resolution.

The Scheme is subject to satisfaction (or, as appropriate, waiver) of the Conditions and certain further terms referred to in Appendix 1 to this announcement and to the full terms and conditions to be set out in the Scheme Document, and will only become effective if, among other things, the following events occur on or before the Longstop Date:

•

a resolution to approve the Scheme is passed by a majority in number of the Scheme Shareholders present and voting (and entitled to vote) at the Court Meeting, either in person or by proxy, representing three-fourths (3/4ths) or more of the voting rights of all Scheme Shares voted;

•

the Special Resolution necessary to implement the Scheme is passed by the requisite majority of Randgold Shareholders at the Extraordinary General Meeting (which will require the approval of Randgold Shareholders representing at least two-thirds of the votes cast at the Extraordinary General Meeting either in person or by proxy);

•

the Barrick Shareholder Resolution necessary to approve the issuance of the New Barrick Shares is passed by a simple majority of the votes cast by Barrick Shareholders represented in person or by proxy at the Barrick Special Meeting;

•	the Scheme is sanctioned (with or without modification, on terms agreed by Barrick and Randgold) by the Jersey Court; and

•	the Scheme Court Order is delivered to the Registrar of Companies.

Upon the Scheme becoming effective: (i) it will be binding on all Scheme Shareholders, irrespective of whether or not they attended or voted at the Jersey Court Meeting or the Extraordinary General Meeting (and if they attended and voted, whether or not they voted in favour); and (ii) share certificates in respect of Randgold Shares will cease to be valid and entitlements to Randgold Shares held within the CREST system will be cancelled.

Any Randgold Shares issued before the Scheme Record Time will be subject to the terms of the Scheme. The resolutions to be proposed at the Extraordinary General Meeting will, among other things, provide that the Randgold Articles be amended to incorporate provisions requiring any Randgold Shares issued after the Scheme Record Time (other than to Barrick and/or its nominees) to be automatically transferred to Barrick on the same terms as the Merger (other than terms as to timings and formalities). The provisions of the Randgold Articles (as amended) will avoid any person (other than Barrick and its nominees) holding shares in the capital of Randgold after the Effective Date.

If the Scheme does not become effective on or before the Longstop Date, it will lapse and the Merger will not proceed (unless the Panel otherwise consents).

It is expected that the Scheme Document, containing further information about the Merger and notices of the Jersey Court Meeting and Extraordinary General Meeting, together with the Forms of Proxy, will be mailed to Randgold Shareholders and (for information only) participants in the Randgold Share Plans and other persons with information rights as soon as practicable. The Scheme Document will also contain the expected timetable for the Merger, specify the necessary actions to be taken by Randgold Shareholders, and set out how Randgold Shareholders can hold, access and trade the New Barrick Shares.

It is expected that the Barrick Information Circular, containing further information about the Merger and notice of the Barrick Special Meeting, will be mailed to Barrick Shareholders at or around the same time as the Scheme Document. It is also expected that the Barrick Special Meeting will be held on the same day as the Randgold Meetings, which will be on or around 5 November 2018. The Scheme is expected to be effective by Q1 2019, subject to the satisfaction or waiver of all relevant conditions.

The Scheme will be governed by Jersey law and will be subject to the jurisdiction of the Jersey courts and to the conditions and further terms set out in this announcement and in the Scheme Document. The Merger and the Scheme will be subject to the applicable requirements of the London Stock Exchange, the FCA, the Code, the Toronto Stock Exchange, the NYSE, NASDAQ and applicable securities laws in Canada and the United States.

Subject to satisfaction or waiver of the Conditions, the Merger is expected to be completed by Q1 2019.

17.	Competition clearances

The Merger is conditional on receiving competition clearance from the relevant authorities in South Africa.

18.	Barrick’s Right to Switch to Takeover Offer

Subject to the terms of the Cooperation Agreement, Barrick reserves the right to elect in accordance with the Cooperation Agreement to implement the Merger by way of a Takeover Offer for the entire issued and to be issued share capital of Randgold not already held by Barrick as an alternative to the Scheme. In such an event, the Takeover Offer will be implemented on the same terms

(subject to appropriate amendments), so far as applicable and subject to the terms of the Cooperation Agreement, as those which would apply to the Scheme.

If the Merger is effected by way of a Takeover Offer and such Takeover Offer becomes or is declared unconditional in all respects and sufficient acceptances are received, Barrick intends to:

•	make a request to the London Stock Exchange to cancel trading in Randgold Shares on its market for listed securities;

•	make a request to the UK Listing Authority to cancel the listing of the Randgold Shares from the Official List;

•	make a request to the SEC to delist the Randgold ADSs from trading on NASDAQ and to deregister and terminate Randgold’s reporting obligations under the US Securities Exchange Act of 1934; and

•

exercise its rights to apply the relevant provisions of Part 18 of the Jersey Companies Law to acquire compulsorily the remaining Randgold Shares to which the Takeover Offer extends and in respect of which the Takeover Offer has not been accepted.

19.	Delisting and re-registration of Randgold Shares

It is intended that dealings in Randgold Shares (including Randgold Shares underlying the Randgold ADSs) will be suspended at 5.00 p.m. (London time) on the business day prior to the Effective Date. It is further intended that an application will be made to the UK Listing Authority for the cancellation of the listing of the Randgold Shares (including Randgold Shares underlying the Randgold ADSs) on the Official List and to the London Stock Exchange for the cancellation of trading of the Randgold Shares (including Randgold Shares underlying the Randgold ADSs) on the London Stock Exchange’s main market for listed securities, with effect as of or shortly following the Effective Date. With respect to the Randgold ADSs, at least ten days before the Effective Date, Randgold shall notify NASDAQ of its intent to delist and deregister the Randgold ADSs. Shortly after the Effective Date, Randgold will file a Form 25 and subsequently a Form 15 with the SEC to delist the Randgold ADSs from trading on NASDAQ and to deregister and terminate Randgold’s reporting obligations under the US Securities Exchange Act of 1934.

It is also intended that, following the Scheme becoming effective, Randgold will be re-registered as a private company under the relevant provisions of the Jersey Companies Law.

It is also expected that Randgold will make an application to certain Canadian securities commissions after the Effective Date to cease to be a reporting issuer in Canada.

20.	Fractional entitlements

Fractions of New Barrick Shares will not be issued to Randgold Shareholders. Instead, Randgold Shareholders who otherwise would have received a fraction of a New Barrick Share will instead receive an amount in cash rounded to the nearest cent, based on the amount obtained by multiplying such fraction by the average Closing Price of Barrick Shares on the NYSE on each of the five consecutive trading days ending on the trading day that is two trading days prior to the Effective

Date, except that individual entitlements of less than USD 5.00 will not be paid but will be retained for the benefit of the New Barrick Group.

21.	Disclosure of interests in Randgold relevant securities

Except for the irrevocable undertakings referred to in paragraph 7 above and the Strategic Investment Agreement and the undertaking referred to in paragraph 15 above, as at close of business on 21 September 2018 (being the latest practicable date prior to the date of this announcement), neither Barrick, nor any of the directors of Barrick or any member of the Barrick Group, nor, so far as the directors of Barrick are aware, any person acting in concert with Barrick for the purposes of the Merger had any interest in, right to subscribe for, or had borrowed or lent any Randgold Shares or securities convertible or exchangeable into Randgold Shares, nor did any such person have any short position (whether conditional or absolute and whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to take delivery, or any dealing arrangement of the kind referred to in Note 11 of the definition of “acting in concert” in the Code, in relation to Randgold Shares or in relation to any securities convertible or exchangeable into Randgold Shares.

In the interests of secrecy prior to this announcement, Barrick has not made any enquiries in respect of the matters referred to in this paragraph of certain parties who may be deemed by the Panel to be acting in concert with Barrick for the purposes of the Scheme. Enquiries of such parties will be made as soon as practicable following the date of this announcement and any disclosure in respect of such parties will be included in the Scheme Document.

22.	Overseas Shareholders

The availability of the Merger and the distribution of this announcement to persons resident in, or citizens of, or otherwise subject to, jurisdictions outside Canada, the United States, the United Kingdom, or Jersey may be affected by the laws of the relevant jurisdiction. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction. Randgold Shareholders and holders of the Randgold ADSs who are in any doubt regarding such matters should consult an appropriate independent professional adviser in the relevant jurisdiction without delay.

This announcement does not constitute an offer for sale for any securities or an offer or an invitation to purchase any securities. Randgold Shareholders and holders of the Randgold ADSs are advised to read carefully the Scheme Document and related Forms of Proxy once these have been dispatched.

23.	Randgold issued share capital and Barrick issued common shares

In accordance with Rule 2.9 of the Code, Randgold confirms that it had 94,475,346 Randgold Shares in issue as at the close of business on 21 September 2018, each ordinary share carrying one vote. 58,186 ordinary shares are currently held on trust and do not confer voting rights. Accordingly, the total number of voting rights is 94,417,160. The International Securities Identification Number for Randgold Shares is GB00B01C3S32.

Randgold has an American Depositary Share (“ADS”) programme, for which Citibank, N.A. acts as depositary, one ADS represents one Randgold Share, with ISIN US7523443098. The ADSs trade on NASDAQ.

In accordance with Rule 2.9 of the Code, Barrick confirms that it had 1,167,593,272 common shares with no par value in issue as at the close of business on 21 September 2018. The International Securities Identification Number for Barrick Shares is CA0679011084.

24.	Documents published on a website

Copies of the following documents will, by no later than 12 noon (London time) on 25 September 2018, be published on Randgold’s website at www.randgoldresources.com and/or Barrick’s website at www.barrick.com or www.barrick.com/a-new-champion (as relevant) until the end of the Merger:

•	this announcement;

•	the confidentiality agreement referred to in paragraph 14 above;

•	the cooperation agreement referred to in paragraph 14 above;

•	the irrevocable undertakings and voting and support agreements listed in Appendix 3 to this announcement;

•	the Strategic Investment Agreement referred to in paragraph 15 above; and

•	the Acknowledgment referred to in paragraph 15 above.

25.	General

The Merger will be subject to the Conditions and certain further terms set out in Appendix 1 and the further terms and conditions set out in the Scheme Document when issued.

The bases and sources of certain financial information contained in this announcement are set out in Appendix 2. Certain terms used in this announcement are defined in Appendix 4.

26.	Enquiries

Barrick
Deni Nicoski Senior Vice President Investor Relations Telephone: +1 416 307-7474 Email: dnicoski@barrick.com	Andy Lloyd Senior Vice President Communications Telephone: +1 416 307-7414 Email: alloyd@barrick.com	Carole Cable Partner Brunswick Group LLP Tel +44 (0)20 7404 5959 Direct +44 (0)20 7396 7458 Mob +44 (0)7974 982 458 ccable@brunswickgroup.com

M. Klein and Co. (financial adviser to Barrick)

David Friedman	+1-212-380-7500

Peter Seibold

Cyrus Hiramanek

Morgan Stanley (financial adviser to Barrick)

Colm Donlon	+44 207 425 8000

Richard Tory	+1 416 943 8400

Jan Lennertz	+1 212 761 4000

Randgold

Chief Executive Officer Mark Bristow	Financial Director and Chief Financial Officer Graham Shuttleworth	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 randgold@dpapr.com

CIBC (financial adviser to Randgold)

Neil Johnson	+44 20 7234 6000

Oliver Ward

Barclays (financial adviser and corporate broker to Randgold)

Paul Knight	+1 (416) 863 8900

Nishant Amin	+44 (0) 20 7623 2323

Davies Ward Phillips & Vineberg LLP, Freshfields Bruckhaus Deringer LLP, Cravath, Swaine & Moore LLP and Carey Olsen are retained as legal advisers for Barrick.

Norton Rose Fulbright LLP, Norton Rose Fulbright US LLP, Stikeman Elliott LLP and Ogier are retained as legal advisers for Randgold.

Further information

This announcement is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the Merger or otherwise, nor shall there be any sale, issuance or transfer of securities of Randgold in any jurisdiction in contravention of applicable law. Subject to the right of Barrick to implement the Merger by way of a Takeover Offer in accordance with the terms of the Cooperation Agreement, the Merger will be implemented solely by means of the Scheme Document, which will contain the full terms and conditions of the Merger including details of how to vote in respect of the Merger. Barrick will prepare the Barrick Information Circular to be distributed to Barrick Shareholders, containing details of the Merger, notice of the Barrick Special Meeting and information on the New Barrick Shares. Barrick and Randgold urge Randgold Shareholders to read the Scheme Document carefully when it becomes available, because it will contain important information in relation to the Merger and the New Barrick Shares. Barrick also urges Barrick Shareholders to read the Barrick Information Circular carefully when it becomes available because it will contain important information in relation to the Merger and the New Barrick Shares.

Any vote in respect of resolutions to be proposed at the Randgold Meetings to approve the Merger, the Scheme or related matters, or other responses in relation to the Merger, should be made only on the basis of the information contained in the Scheme Document. Similarly, any vote in respect of resolutions to be proposed at the Barrick Special Meeting to approve the issuance of New Barrick Shares under the Merger should be made only on the basis of the information contained in the Barrick Information Circular.

Please be aware that addresses, electronic addresses and certain other information provided by Randgold Shareholders, persons with information rights and other relevant persons for the receipt of communications from Randgold may be provided to Barrick during the offer period as required under Section 4 of Appendix 4 of the Code to comply with Rule 2.11(c).

M. Klein and Co., which is authorized by the U.S. Securities & Exchange Commission and regulated in the United States by the Financial Industry Regulatory Authority (“FINRA”) and the U.S. Securities & Exchange Commission, is acting exclusively for Barrick and no one else in connection with the Merger and will not be responsible to anyone other than Barrick for providing the protections afforded to clients of M. Klein and Co. or for providing advice in relation to the Merger or any other matter referred to in this announcement. Neither M. Klein and Co. nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of M. Klein and Co. in connection with any matter referred to in this announcement or otherwise.

Morgan Stanley, which is authorised by the Prudential Regulation Authority (“PRA”) and regulated by the FCA and the PRA in the United Kingdom, is acting exclusively as financial adviser to Barrick and no one else in connection with the Merger, this announcement and the matters described herein, and shall not be responsible to anyone other than Barrick for providing the protections afforded to clients of Morgan Stanley or for providing advice in connection with the Merger, this announcement or any matter referred to herein. Neither Morgan Stanley nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Morgan Stanley in connection with the Merger, this announcement or any matter referred to herein.

CIBC, which is supervised and regulated by the Office of the Superintendent of Financial Institutions in Canada and, in the UK, authorised by the PRA, subject to regulation by the FCA and limited regulation by the PRA, is acting exclusively as financial adviser to Randgold and for no one else in connection with the Merger and will not be responsible to anyone other than Randgold for providing the protections afforded to clients of CIBC or for providing advice in relation to the Merger, the content of this announcement or any matter or other document referred to herein. Neither CIBC nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of CIBC in connection with this announcement, any statement contained herein, the Merger or otherwise.

Barclays, which is authorised by the PRA and regulated in the United Kingdom by the FCA and the PRA, is acting exclusively for Randgold and no one else in connection with the Merger and will not be responsible to anyone other than Randgold for providing the protections afforded to clients of Barclays or for providing advice in relation to the Merger or any other matter referred to in this announcement. Neither Barclays nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Barclays in connection with any matter referred to in this announcement or otherwise.

Technical information

The technical and scientific information contained in this announcement in respect of Randgold has been reviewed and approved for release by Simon Bottoms, Group Mineral Resource Manager for Randgold and Rodney Quick Group General Manager Evaluations for Randgold who are Randgold’s Qualified Persons as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

The technical and scientific information contained in this announcement in respect of Barrick has been reviewed and approved for release by Rick Sims, Registered Member SME, Vice President, Resources and Reserves of Barrick, and a Qualified Person as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Overseas jurisdictions

The release, publication or distribution of this announcement in or into jurisdictions other than Canada, the United States, the United Kingdom and Jersey may be restricted by law and therefore any persons who are subject to the law of any jurisdiction other than Canada, the United States, the United Kingdom and Jersey should inform themselves about, and observe, any applicable legal or regulatory requirements. In particular the ability of persons who are not citizens of and resident in Canada, the United States, the United Kingdom or Jersey, to vote their Randgold Shares with respect to the Scheme at the Jersey Court Meeting, or to appoint another person as proxy to vote at the Jersey Court Meeting on their behalf, may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. Relevant clearances have not been, and will not be, obtained from the securities commission or similar regulatory authority of any province or territory of Canada. To the fullest extent permitted by applicable law, the companies and persons involved in the Merger disclaim any responsibility or liability for the violation of such restrictions by any person. This announcement has been prepared for the purposes of complying with applicable English law, Jersey law, certain applicable securities laws in Canada and the United States, the Listing Rules, the rules of the London Stock Exchange and the Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside of the UK and Jersey.

Copies of this announcement and formal documentation relating to the Merger will not be and must not be, mailed or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction or any jurisdiction where to do so would violate the laws of that jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any Restricted Jurisdiction. Doing so may render invalid any related purported vote in respect of the Merger. If the Merger is implemented by way of Takeover Offer (unless otherwise permitted by applicable law or regulation), the Takeover Offer may not be made, directly or indirectly, in or into or by use of the mails or any other means or instrumentality (including, without limitation, facsimile, email or other electronic transmission, telex or telephone) of interstate or foreign commerce of, or any facility of a national, state or other securities exchange of any Restricted Jurisdiction and the Takeover Offer will not be capable of acceptance by any such use, means, instrumentality or facilities or from within any Restricted Jurisdiction.

Further details in relation to Overseas Shareholders will be contained in the Scheme Document and Randgold Shareholders are advised to read carefully the Scheme Document and related Forms of Proxy once these have been mailed.

Additional information for US investors

The Merger is being made to acquire the securities of a Jersey company by means of a scheme of arrangement provided for under Jersey law. Any securities issued as a result of this Merger by means of a scheme of arrangement will be issued in reliance upon the exemption from the registration requirements of the US Securities Act of 1933, pursuant to the exemption from registration set forth in Section 3(a)(10) thereof, and also will not be subject to the tender offer rules promulgated under the US Securities Exchange Act of 1934. Accordingly, the Scheme will be subject to disclosure requirements and practices applicable in the UK and Jersey to schemes of arrangement, which are different from the disclosure requirements of the US tender offer rules. Except in relation to non-GAAP financial performance measures, the financial information included in this announcement and the Scheme documentation has been or will have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and thus may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the US. If Barrick exercises its right to implement the acquisition of the Randgold Shares in accordance with the Cooperation Agreement by way of a Takeover Offer, such offer will be made in compliance with applicable US laws and regulations, including the registration requirements of the US Securities Act of 1933 and the tender offer rules under the US Securities Exchange Act of 1934 and any applicable exemptions provided thereunder.

Barrick’s mineral reserves and mineral resources have been estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects, as required by Canadian securities regulatory authorities. Randgold’s mineral resource and ore reserve estimates have been prepared according to the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves standards and guidelines published and maintained by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (the JORC (2012) Code). Randgold has reconciled the mineral resources and ore reserves to the definition standards incorporated in National Instrument 43-101 and there are no material differences. For United States reporting purposes, Industry Guide 7 (under the US Securities Exchange Act of 1934), as interpreted by the Staff of the SEC, applies different standards in order to classify mineralization as a reserve. In addition, while the terms “measured,” “indicated” and “inferred” mineral resources are required pursuant to National Instrument 43-101 – Standards of Disclosure for Mineral Projects, the SEC does not recognize such terms. Canadian and JORC (2012) Code standards differ significantly from the requirements of the SEC, and mineral resource information contained herein and in the documents incorporated herein by reference is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the SEC. Investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. In addition, investors are cautioned not to assume that any part or all of any mineral resources constitute or will be converted into reserves. Accordingly, information contained in this announcement and in the documents incorporated by reference herein containing descriptions of Barrick’s and Randgold’s mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting requirements of United States federal securities laws and the rules and regulations thereunder.

US Holders and US Randgold ADS Holders also should be aware that the transaction contemplated herein may have tax consequences in the United States and, that such consequences, if any, are not described herein. US Holders and US Randgold ADS Holders are urged to consult with independent professional advisors regarding the legal, tax and financial consequences of the Merger applicable to them.

It may be difficult for US Holders and US Randgold ADS Holders to enforce their rights and claims arising out of the US federal securities laws, since Barrick and Randgold are located in countries other than the US, and some or all of their officers and directors may be residents of countries other than the US. US Holders and US Randgold ADS Holders may not be able to sue a non-US company or its officers or directors in a non-US court for violations of US securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to a US court’s judgment.

In accordance with normal UK practice, Barrick or its nominees, or its brokers (acting as agents), may from time to time make certain purchases of, or arrangements to purchase, Randgold Shares outside of the US, other than pursuant to the Merger, until the date on which the Merger and/or Scheme becomes effective, lapses or is otherwise withdrawn. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required in the UK, will be reported to a Regulatory Information Service and will be available on the London Stock Exchange website at www.londonstockexchange.com.

Additional information for Canadian investors

The enforcement by Canadian Holders or Canadian Randgold ADS Holders of civil liabilities under the Canadian securities laws may be affected adversely by the fact that Randgold is incorporated or organized under the laws of a jurisdiction other than Canada, that some or all of Barrick’s and Randgold’s officers and directors are and will be residents of countries other than Canada, that some or all of the experts named in this announcement may be residents of countries other than Canada, and that all or a substantial portion of the assets of Barrick, Randgold and such persons are and will be located outside Canada. As a result, it may be difficult or impossible for Canadian Holders or Canadian Randgold ADS Holders to effect service of process within Canada upon Randgold, Barrick’s and Randgold’s respective officers or directors or the experts named herein, or to realize against them, upon judgments of courts of Canada predicated upon liabilities under Canadian securities laws. In addition, Canadian Holders or Canadian Randgold ADS Holders should not assume that the courts of Jersey: (a) would enforce judgments of Canadian courts obtained in actions against such persons predicated upon civil liabilities under Canadian securities laws; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the Canadian securities laws.

The distribution of the New Barrick Shares pursuant to the Merger will constitute a distribution of securities that is exempt from the prospectus requirements of Canadian securities law and is exempt from or otherwise is not subject to the registration requirements under applicable securities law. The New Barrick Shares received pursuant to the Merger will not be legended and may be resold through registered dealers in each of the provinces and territories of Canada provided that (i) the trade is not a “control distribution” as defined in Canadian securities law, (ii) no unusual effort is made to prepare the market or to create a demand for Barrick Shares, (iii) no extraordinary commission or consideration is paid to a person in respect of such sale, and (iv) if the selling security holder is an insider or officer of Barrick, as the case may be, the selling security holder has no reasonable grounds to believe that Barrick, as the case may be, is in default of applicable Canadian securities law.

Canadian Holders and Canadian Randgold ADS Holders should be aware that the Merger described in this announcement may have tax consequences in Canada and should consult their own tax advisors to determine the particular tax consequences to them of the Merger in light of their particular circumstances, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local or other taxing jurisdiction.

Additional information for Australian investors

The New Barrick Shares may not be publicly offered, sold or advertised, directly or indirectly, in or from Australia. Neither this announcement nor any other offering or marketing material relating to the New Barrick Shares constitutes a disclosure document or product disclosure statement under Part 6D.2 or Chapter 7 of the Australian Corporations Act and this announcement has not been, and will not be lodged with the Australian Securities and Investments Commission. This announcement does not contain the information required to be contained in a disclosure document or product disclosure statement for the purposes of the Australian Corporations Act.

Neither this announcement, nor any other offering or marketing material relating to the New Barrick Shares or Merger, may be made available or distributed in Australia other than to Randgold Shareholders with a registered address in Australia and their advisors and in compliance with Australian law. Failure to comply with this restriction may contravene applicable Australian law.

Additional information for Swiss investors

The New Barrick Shares may not be publicly offered, sold or advertised, directly or indirectly, in or from Switzerland. Neither this announcement nor any other offering or marketing material relating to the New Barrick Shares constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Federal Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange, and neither this announcement nor any other offering or marketing material relating to the New Barrick Shares or the Merger, may be publicly distributed or otherwise made publicly available in Switzerland.

Additional information for Singaporean investors

Neither this announcement nor any other offering or marketing material relating to the New Barrick Shares will be lodged or registered as a prospectus with the Monetary Authority of Singapore and the offering made under this announcement is pursuant to Section 273 of the Securities and Futures Act, Chapter 289 of Singapore. Accordingly, neither this announcement nor any other offering or marketing material relating to the New Barrick Shares may be issued, circulated, distributed or otherwise made publicly available in Singapore.

Additional information for Hong Kong investors

The contents of this announcement have not been reviewed by any regulatory authority in Hong Kong. The public in Hong Kong is advised to exercise caution in relation to the Merger and if the public in Hong Kong is in any doubt about any of the contents of this announcement, they should obtain independent professional advice.

This announcement must not be issued, circulated or distributed in Hong Kong other than (1) to “professional investors” as defined in the SFO and any rules made under the SFO, (2) to persons and in circumstances which do not result in this announcement being a “prospectus” as defined in section 2(1) of the CWMO or which do not constitute an offer to the public within the meaning of the CWMO or an invitation to the public within the meaning of the SFO or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provisions of the SFO and CWMO.

Forward looking statements

This announcement (including information incorporated by reference in this announcement), oral statements made regarding the Merger, and other information published by Barrick and Randgold contain statements which are, or may be deemed to be, “forward-looking statements” (or “forward-looking information”), under applicable securities laws including for the purposes of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements are prospective in nature and are not based on historical facts, but rather on current expectations and projections of the management of Barrick and Randgold about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. The forward-looking statements contained in this announcement include statements relating to the expected effects of the Merger on Barrick and Randgold, the expected timing and scope of the Merger and other statements other than historical facts. Often, but not always, forward-looking statements can be identified by the use of forward-looking words, such as “plans”, “expects” or “does not expect”, “is expected”, “is subject to”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Although Barrick and Randgold believe that the expectations reflected in such forward-looking statements are reasonable, Barrick and Randgold can give no assurance that such expectations will prove to be correct. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include the satisfaction of the Conditions and the ability to consummate the Merger, as well as additional factors such as: risks relating to the Barrick Group’s and the Randgold Group’s credit rating; local and global political and economic conditions; the Barrick Group’s and the Randgold Group’s economic model and liquidity risks; fluctuations in the spot and forward price of gold, copper, or certain other commodities (such as silver, diesel fuel, natural gas, and electricity); financial services risk; the risks associated with Barrick’s and Randgold’s brand, reputation and trust; environmental risks; safety and technology risks; the ability to realise the anticipated benefits of the Merger or implementing the business plan for the New Barrick Group, including as a result of a delay in completing the Merger or difficulty in integrating the businesses of the companies involved (including the retention of key employees); changes in or enforcement of national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States, the Democratic Republic of Congo, Mali and other jurisdictions in which the Barrick Group and Randgold Group carry on business or in which the New Barrick Group may carry on business in the future; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; legal or regulatory developments and changes; the outcome of any litigation, arbitration or other dispute proceeding; the impact of any acquisitions or similar transactions; competition and market risks; the impact of foreign exchange rates; pricing pressures; the possibility that future exploration results will not be consistent with expectations; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; and business continuity and crisis management. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Such forward-looking statements should therefore be construed in the light of such factors. Neither Barrick nor Randgold, nor any of their respective associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement will actually occur. You are cautioned not to place undue reliance on these forward-looking statements. Other than in accordance with their legal or regulatory obligations (including under the Listing Rules and the Disclosure and Transparency Rules of the FCA), neither Barrick nor Randgold is under any obligation, and Barrick and Randgold expressly disclaim any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

No profit forecasts or quantified financial benefits statement

No statement in this announcement is intended as a profit forecast, profit estimate or quantified financial benefits statement.

Dealing disclosure requirements

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

The defined terms used in this section “Dealing disclosure requirements” are defined in the Code which can be found on the Takeover Panel’s website.

Non-GAAP Financial Performance Measures

Certain financial performance measures used in this announcement – namely EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, cash costs per ounce, and total cash costs – are not prescribed by IFRS. These non-GAAP financial performance measures are included because management has used the information to analyze the combined business performance and financial position of the New Barrick Group. These non-GAAP financial measures are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. These non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

In order to provide the combined business performance and financial position of the New Barrick Group, certain non-GAAP financial performance measures of each of Barrick and Randgold have been combined to show an aggregate number. Where a component of the aggregated non-GAAP financial performance measure has been previously reported by Barrick or Randgold we have included in Appendix 5 to this announcement details regarding the manner in which non-GAAP financial performance measures have been aggregated for purposes of this announcement as well as reconciliations to the most directly comparable GAAP measures as reported by Barrick and Randgold, together with an explanation of the rationale for including the non-GAAP measure.

In order to provide a relative comparison of the New Barrick Group to its Senior Gold Peers, certain financial comparisons between the New Barrick Group and its Senior Gold Peers are made on the basis of data presented by either Factset, Wood Mackenzie or Bloomberg which contain non-GAAP financial performance measures. These non-GAAP financial performance measure comparisons – namely “lowest total cash costs”, “highest Adjusted EBITDA margin”, “highest return on capital” and “lowest gross debt to Adjusted EBITDA ratio” are based solely on the data presented by Factset, Wood Mackenzie or Bloomberg (as applicable) and are intended to provide additional information only and do not have any standardized meaning under IFRS. See “Third Party Data” below for further information.

Third Party Data

Certain comparisons of the New Barrick Group to its Senior Gold Peers (such as total cash cost, Adjusted EBITDA margin, return on capital and gross debt to adjusted EBITDA ratio) are based on data obtained from Wood Mackenzie, Factset and Bloomberg as of 31 August 2018 (unless otherwise stated). Wood Mackenzie is an independent third party research and consultancy firm that provides data for, among others, the metals and mining industry. Factset is a financial data and software company which provides financial information and analytic software for, among others, investment professionals. Bloomberg is a software, data and media company which delivers business and market news, data and analysis. Neither Wood Mackenzie, Factset nor Bloomberg has any affiliation to Barrick or Randgold.

Where figures for the New Barrick Group are compared to its Senior Gold Peers, the data from either Wood Mackenzie, Factset or Bloomberg (as applicable) has been used to ensure consistency in the compared measures across the New Barrick Group and the comparator group. Neither Barrick nor Randgold has the ability to verify the Wood Mackenzie, Factset or Bloomberg figures and the non-GAAP financial performance measures used by Wood Mackenzie, Factset and Bloomberg may not correspond to the non-GAAP financial performance measures calculated by Barrick, Randgold or any of the Senior Gold Peers.

Publication on Website

A copy of this announcement and the documents required to be published by Rule 26 of the Code will be made available (subject to certain restrictions relating to persons resident in Restricted Jurisdictions) on Barrick’s website at www.barrick.com and www.barrick.com/a-new-champion and Randgold’s website at www.randgoldresources.com by no later than 12 noon (London time) on the business day following the date of this announcement in accordance with Rule 26.1(a) of the Code. The content of the websites referred to in this announcement are not incorporated into and do not form part of this announcement.

This announcement will also be available on SEDAR under Randgold’s profile at www.sedar.com and on EDGAR under Randgold’s profile at www.sec.gov.

In accordance with Rule 30.3 of the Code, Barrick Shareholders and Randgold Shareholders may request a hard copy of this announcement by contacting Computershare during business hours at 03707074040 (from within Jersey or the UK) or +44 3707074040 (from outside Jersey or the UK) or by submitting a request in writing to Computershare Investor Services PLC, Corporate Actions Team, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY. If you have received this announcement in electronic form, copies of this announcement and any document or information incorporated by reference into this document will not be provided unless such a request is made.

Appendix 1

Conditions and Certain Further Terms of the Scheme and the Merger

A.	Conditions to the Scheme and Merger

1.	The Merger will be conditional upon the Scheme becoming unconditional and becoming effective, subject to the provisions of the Code, by no later than the Longstop Date.

Scheme approval

2.	The Scheme will be conditional upon:

(a)

approval of the Scheme at the Jersey Court Meeting (or at any adjournment thereof, provided that the Jersey Court Meeting may not be adjourned beyond the 22nd day after the expected date of the Jersey Court Meeting to be set out in the Scheme Document in due course or such later date (if any) as Barrick and Randgold may agree and the Jersey Court may allow) by a majority in number of the Scheme Shareholders present and voting, either in person or by proxy, representing three-fourths (3/4ths) or more of the voting rights of all Scheme Shares voted;

(b)

all resolutions in connection with or required to approve and implement the Scheme as set out in the notice of the Extraordinary General Meeting (including, without limitation, the Special Resolution) being duly passed by the requisite majority at the Extraordinary General Meeting (or at any adjournment thereof, provided that the Extraordinary General Meeting may not be adjourned beyond the 22nd day after the expected date of the Extraordinary General Meeting to be set out in the Scheme Document in due course or such later date (if any) as Barrick and Randgold may agree and the Jersey Court may allow); and

(c)

the sanction of the Scheme without modification or with modification on terms acceptable to Barrick and Randgold, provided that the Scheme Court Hearing may not be adjourned beyond the 22nd day after the expected date of the Scheme Court Hearing to be set out in the Scheme Document in due course or such later date (if any) as Barrick and Randgold may agree and the Jersey Court may allow) and the delivery of the Scheme Court Order to the Registrar of Companies.

In addition, Barrick and Randgold have agreed that the Merger will be conditional upon the following Conditions and, accordingly, the necessary actions to make the Scheme effective will not be taken unless such conditions (as amended, if appropriate) have been satisfied or, where relevant, waived:

Barrick Shareholder approval

3.

The Barrick Shareholder Resolution being duly passed by a simple majority of the votes cast by Barrick Shareholders represented in person or by proxy at the Barrick Special Meeting and such Barrick Shareholder Resolution remaining valid.

New Barrick Share listings

4.	In respect of the New Barrick Shares:

(a)

confirmation having been received by Barrick from the New York Stock Exchange that the New Barrick Shares have been conditionally accepted for listing, subject to official notice of issuance, on the New York Stock Exchange (and such acceptance not having been withdrawn);

(b)

confirmation having been received by Barrick that the New Barrick Shares have been conditionally accepted for listing, subject only to satisfaction of customary conditions of the Toronto Stock Exchange, on the Toronto Stock Exchange (and such acceptance not having been withdrawn); and

(c)

in the event the Merger is implemented by way of a Takeover Offer, absent an available exemption from the registration requirements of the U.S. Securities Act, the Registration Statement having been declared effective by the SEC and no stop order having been issued or proceedings for suspension of the effectiveness of the Registration Statement having been initiated by the SEC.

Competition clearances

5.

Without limitation to Condition 6 below, all and any approvals for the Merger that may be required in terms of the South African Competition Act are granted by the South African Competition Authorities (being the South African Competition Tribunal or the Competition Appeal Court, as the case may be) under the South African Competition Act, no. 89 of 1998 (as amended), and such approvals shall remain in force and not have been revoked.

General Third Party clearances

6.

All notifications to and filings with, Third Parties which are necessary or are reasonably considered appropriate or desirable by Barrick and Randgold having been made, all applicable waiting and other time periods (including any extensions of such waiting and other time periods) under any applicable legislation or regulation of any relevant jurisdiction having expired, lapsed or been terminated (as applicable) and all statutory or regulatory obligations in any relevant jurisdiction having been complied with in each case in connection with the Scheme or Merger or the acquisition or proposed acquisition of any shares or other securities in, or control or management of, Randgold or any other member of the Wider Randgold Group by any member of the Wider Barrick Group, or the carrying on by any member of the Wider Randgold Group of any material aspect of its business.

7.

No Third Party having given notice that it has decided to, or that it is considering deciding to, take, institute, assert, implement or threaten any demand, request, action, proceeding, suit, investigation, enquiry or reference or enacted, made or proposed any statute, regulation, decision or order or having taken any other steps or required any action to be taken or otherwise having done anything (including making or asserting any demand, claim or request for any fee, tax, levy, charge, impost or payment of any nature) which would or might reasonably be expected to:

(a)

make the Scheme or the Merger or, in each case, its implementation or the acquisition or proposed acquisition by Barrick or any member of the Wider Barrick Group of any shares or other securities in, or control or management of, Randgold or any member of the Wider Randgold Group void, illegal or unenforceable in any jurisdiction, or otherwise directly or indirectly restrain, prevent, prohibit, restrict or materially delay the same or impose additional material conditions or obligations with respect to the Scheme or the Merger or such acquisition, or otherwise materially impede, challenge or interfere with the Scheme or Merger or such acquisition, or require material amendment to the terms of the Scheme or Merger or the acquisition or proposed acquisition of any Randgold Shares or the acquisition of control or management of Randgold or the Wider Randgold Group by Barrick or any member of the Barrick Group;

(b)

materially limit or delay, or impose any limitations on, the ability of any member of the Wider Barrick Group or any member of the Wider Randgold Group to acquire or to hold or to exercise effectively, directly or indirectly, all or any rights of ownership in respect of shares or other securities in, or to exercise voting or management control over, any member of the Wider Randgold Group or any member of the Wider Barrick Group;

(c)

require, prevent, delay or impose obligations or restrictions on any divestiture by any member of the Wider Barrick Group of any shares or other securities in any member of the Wider Randgold Group or otherwise adversely impact the ownership by any member of the Wider Randgold Group of an asset that is material to the Wider Randgold Group when as a whole;

(d)

require, prevent, delay or impose obligations or restrictions on any divestiture by any member of the Wider Barrick Group or by any member of the Wider Randgold Group of all or any portion of their respective businesses, assets or properties or limit the ability of any of them to conduct any of their respective businesses or to own or control any of their respective assets or properties or any part thereof;

(e)

except pursuant to Article 119, require any member of the Wider Barrick Group or of the Wider Randgold Group to acquire, or to offer to acquire, any shares or other securities (or the equivalent) in any member of either group owned by any third party;

(f)

materially limit the ability of any member of the Wider Barrick Group or of the Wider Randgold Group to conduct or integrate or coordinate its business, or any part of it, with the businesses or any part of the businesses of any other member of the Wider Barrick Group or of the Wider Randgold Group;

(g)	result in any member of the Wider Randgold Group or the Wider Barrick Group ceasing to be able to carry on business under any name under which it presently does so;

(h)

result in any payments (including any fee, tax, levy, charge, impost or payment of any other nature) to a Third Party by any member of the Wider Randgold Group or the Wider Barrick Group, or any of their shareholders, which payments, in aggregate, would be material to the Wider Barrick Group; or

(i)	otherwise materially adversely affect any or all of the business, assets, profits, financial or trading position or prospects of any member of the Wider Randgold Group or of the Wider Barrick Group,

and all applicable waiting and other time periods during which any Third Party could decide to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference, or take any other step or require any action to be taken or otherwise having done anything under the laws of any relevant jurisdiction in respect of the Merger having expired, lapsed or been terminated.

8.

All Authorisations which are necessary or are reasonably considered necessary or appropriate by Barrick in any relevant jurisdiction for or in respect of the Scheme or Merger or the acquisition or proposed acquisition of any shares or other securities in, or control or management of, Randgold or any other member of the Wider Randgold Group by any member of the Wider Barrick Group or the carrying on by any member of the Wider Randgold Group of its business having been obtained, in terms and in a form satisfactory to Barrick, from all appropriate Third Parties or from any persons or bodies with whom any member of the Wider Randgold Group has entered into contractual arrangements and all such Authorisations remaining in full force and effect and there being no notice or intimation of any intention to revoke, suspend, restrict, modify or not to renew any of the same.

Certain matters arising as a result of any arrangement, agreement etc.

9.

Except as Disclosed, there being no provision of any arrangement, agreement, licence, permit, franchise or other instrument to which any member of the Wider Randgold Group or the Wider Barrick Group is a party, or by or to which any such member or any of its assets is or are or may be bound, entitled or subject or any circumstance, which, in each case as a consequence of the Scheme or Merger or the acquisition or proposed acquisition of any shares or other securities in, or control of, Randgold or any other member of the Wider Randgold Group by any member of the Wider Barrick Group or otherwise, would reasonably be expected to result in (in each case to an extent which would reasonably be expected to be material and adverse in the context of the Wider Randgold Group or the Wider Barrick Group, in each case, taken as a whole):

(a)

any monies borrowed by or any other indebtedness or liabilities (actual or contingent) of, or any grant available to, any member of the Wider Randgold Group or the Wider Barrick Group being or becoming repayable or capable of being declared repayable immediately or prior to its stated maturity date or repayment date or the ability of any member of the Wider Randgold Group or the Wider Barrick Group to borrow monies or incur any indebtedness being withdrawn or inhibited or becoming capable of being withdrawn or inhibited;

(b)

the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property, assets or interests of any member of the Wider Randgold Group or the Wider Barrick Group or any such mortgage, charge or other security interest (wherever created, arising or having arisen) becoming enforceable;

(c)

any such arrangement, agreement, licence, permit, franchise or instrument, or the rights, liabilities, obligations or interests of any member of the Wider Randgold Group or the Wider Barrick Group thereunder, being, or becoming capable of being, terminated or adversely modified or affected or any adverse action being taken or any obligation or liability arising thereunder;

(d)

any asset or interest of any member of the Wider Randgold Group or the Wider Barrick Group being or falling to be disposed of or charged or ceasing to be available to any member of the Wider Randgold Group or the Wider Barrick Group or any right arising under which any such asset or interest could be required to be disposed of or could cease to be available to any member of the Wider Randgold Group or the Wider Barrick Group otherwise than in the ordinary course of business;

(e)	any member of the Wider Randgold Group or the Wider Barrick Group ceasing to be able to carry on business under any name under which it presently does so;

(f)	the creation of liabilities (actual or contingent) by any member of the Wider Randgold Group or the Wider Barrick Group other than in the ordinary course of business;

(g)

the rights, liabilities, obligations or interests of any member of the Wider Randgold Group or the Wider Barrick Group under any such arrangement, agreement, licence, permit, franchise or other instrument or the interests or business of any such member in or with any other person, firm, company or body (or any arrangement or arrangements relating to any such interests or business) being terminated or adversely modified or affected; or

(h)	the financial or trading position or the value of any member of the Wider Randgold Group or the Wider Barrick Group being prejudiced or adversely affected,

and no event having occurred since 31 December 2017 which, under any provision of any such arrangement, agreement, licence, permit or other instrument, would reasonably be expected to result in any of the events or circumstances which are referred to in paragraphs (a) to (h) of this Condition 9.

10.

Since 31 December 2017 and except as Disclosed and except as between any of Randgold and its wholly owned subsidiaries, or as between any of Barrick and its wholly owned subsidiaries, no member of the Wider Randgold Group or Wider Barrick Group having (in any case to an extent which is or would be material in the context of the Wider Randgold Group or Wider Barrick Group, in each case, taken as a whole):

(a)

issued or agreed to issue, or authorised the issue of, additional shares of any class, or securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities or transferred or sold any shares out of treasury, other than any shares issued or shares transferred from treasury upon the exercise of any options granted under any of the Randgold Share Plans or Barrick Share Plans;

(b)	purchased or redeemed or repaid any of its own shares or other securities or reduced or made any other change to any part of its share capital;

(c)

except as contemplated by the Cooperation Agreement or in this Announcement, recommended, declared, paid or made any dividend or other distribution whether payable in cash or otherwise (except for dividends or other distributions lawfully made or paid out in the ordinary course of business to shareholders as required under joint venture arrangements) or made any bonus issue;

(d)	made or authorised any change in its loan capital;

(e)

(other than any acquisition or disposal in the ordinary course of business) merged with, demerged or acquired any body corporate, partnership or business or acquired or disposed of or transferred, mortgaged, charged or created any security interest over any assets or any right, title or interest in any assets (including shares in any undertaking and trade investments) or authorised the same;

(f)	issued or authorised the issue of, or made any change in or to, any debentures or incurred or increased any indebtedness or liability (actual or contingent);

(g)	entered into, varied, or authorised any agreement, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) which:

(i)	is of a long term, onerous or unusual nature or magnitude or which could involve an obligation of such nature or magnitude; or

(ii)	could restrict the business of any member of the Wider Randgold Group or the Wider Barrick Group; or

(iii)	is other than in the ordinary course of business;

(h)

entered into, implemented, effected or authorised any merger, demerger, reconstruction, amalgamation, scheme, commitment or other transaction or arrangement in respect of itself or another member of the Wider Randgold Group or the Wider Barrick Group;

(i)	entered into or varied the terms of, any contract, agreement or arrangement with any of the directors or senior executives of any member of the Wider Randgold Group or the Wider Barrick Group;

(j)

taken any corporate action or had any legal proceedings instituted or threatened against it or petition presented or order made for its winding up (voluntarily or otherwise), dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or any material part of its assets and revenues or any analogous proceedings in any jurisdiction or appointed any analogous person in any jurisdiction;

(k)

been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

(l)	waived or compromised any claim, otherwise than in the ordinary course of business;

(m)	except for the Continuance, made any alteration to its memorandum or articles of association;

(n)	made or agreed or consented to:

(i)	any change:

(A)	to the terms of the trust deeds constituting the pension scheme(s) established for its directors, employees or their dependants; or

(B)	the contributions payable to any such scheme(s) or to the benefits which accrue or to the pensions which are payable thereunder; or

(C)	the basis on which qualification for, or accrual or entitlement to such benefits or pensions are calculated or determined; or

(D)	the basis upon which the liabilities (including pensions) or such pension schemes are funded, valued or made, or

(ii)	any change to the trustees including the appointment of a trust corporation;

(o)

proposed, agreed to provide or modified the terms of any share option scheme, incentive scheme or other benefit relating to the employment or termination of employment of any person employed by the Wider Randgold Group; or

(p)

entered into any agreement, commitment or arrangement or passed any resolution or made any offer (which remains open for acceptance) or proposed or announced any intention with respect to any of the transactions, matters or events referred to in this Condition 10.

No adverse change, litigation or regulatory enquiry

11.

Since 31 December 2017 and except as Disclosed (in any case to an extent which is or would be material in the context of the Wider Randgold Group or Wider Barrick Group, in each case, taken as a whole):

(a)	there having been no adverse change or deterioration in the business, assets, financial or trading positions or profit or prospects of any member of the Wider Randgold Group or Wider Barrick Group;

(b)	no contingent or other liability of any member of the Wider Randgold Group or Wider Barrick Group having arisen or become apparent or increased;

(c)

no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider Randgold Group or Wider Barrick Group is or may become a party (whether as plaintiff, defendant or otherwise) having been threatened, announced, implemented or instituted by or against or remaining outstanding against or in respect of any member of the Wider Randgold Group or Wider Barrick Group;

(d)

(other than as a result of or in connection with the Merger) no enquiry or investigation by, or complaint or reference to, any Third Party having been threatened, announced, implemented, instituted by or against or remaining outstanding against or in respect of any member of the Wider Randgold Group or Wider Barrick Group;

(e)

other than with the consent of Barrick, no action having been taken or proposed by any member of the Wider Randgold Group, or having been approved by Randgold Shareholders or consented to by the Panel, which falls or would fall within or under Rule 21.1 of the Code or which otherwise is or would be materially inconsistent with the implementation by Barrick of the Merger on the basis contemplated as at the date of this announcement; and

(f)	no member of the Wider Randgold Group or Wider Barrick Group having conducted its business in breach of any applicable laws and regulations.

No discovery of certain matters

12.	Barrick not having discovered in relation to the Wider Randgold Group and Randgold not having discovered in relation to the Wider Barrick Group:

(a)

that any financial or business or other information concerning the Wider Randgold Group or the Wider Barrick Group, as applicable disclosed at any time by or on behalf of any member of the Wider Randgold Group, whether publicly, to any member of the Wider Barrick Group or by or on behalf of any member of the Wider Barrick Group to any member of the Wider Randgold Group, or to any of their advisers or otherwise, is misleading or contains any misrepresentation of fact or omits to state a fact necessary to make any information contained therein not misleading and which was not subsequently corrected before the Announcement Date by disclosure either publicly or otherwise to Barrick or Randgold, as applicable (in any case to an extent which is or would be material in the context of the Wider Randgold Group or the Wider Barrick Group, in each case, taken as a whole);

(b)	except as Disclosed, that any member of the Wider Randgold Group or the Wider Barrick Group is subject to any liability (actual or contingent); or

(c)

any information which affects the import of any information disclosed at any time by or on behalf of any member of the Wider Randgold Group or of the Wider Barrick Group (in any case to an extent which is or would be material in the context of the Wider Randgold Group or the Wider Barrick Group, in each case, taken as a whole).

13.

Other than to the extent fairly disclosed in writing to the other party before the Announcement Date, Barrick not having discovered in relation to the Wider Randgold Group and Randgold not having discovered in relation to the Wider Barrick Group:

(a)

that any past or present member of the Wider Randgold Group or Wider Barrick Group has not complied in all material respects with any applicable legislation or regulations of any jurisdiction with regard to the use, treatment, handling, storage, transport, release, disposal, discharge, spillage, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health, or otherwise relating to environmental matters or the health and safety of any person, or that there has otherwise been any such use, treatment, handling, storage, transport, release, disposal, discharge, spillage, leak or emission (whether or not this constituted a non-compliance by any person with any legislation or regulations and wherever the same may have taken place) which, in any case, would be likely to give rise to any material liability (whether actual or contingent) or cost on the part of any member of the Wider Randgold Group or Wider Barrick Group;

(b)

that there is, or is likely to be, any material liability, whether actual or contingent, to make good, repair, reinstate or clean up any property now or previously owned, occupied or made use of by any past or present member of the Wider Randgold Group or Wider Barrick Group or any other property or any controlled waters under any environmental legislation, regulation, notice, circular, order or other lawful requirement of any relevant authority or third party or otherwise; or

(c)

that circumstances exist whereby a person or class of persons would be likely to have a claim in respect of any product or process of manufacture or materials used therein now or previously manufactured, sold or carried out by any past or present member of the Wider Randgold Group or of the Wider Barrick Group (in any case to an extent which is or would be material in the context of the Wider Randgold Group or Wider Barrick Group, in each case, taken as a whole).

Anti-corruption, sanctions and criminal property

14.	Barrick not having discovered in relation to the Wider Randgold Group and Randgold not having discovered in relation to the Wider Barrick Group that, or it not otherwise having been determined that:

(a)

any past or present member, director, officer or employee of the Wider Randgold Group or the Wider Barrick Group is or has at any time engaged in any activity, practice or conduct (including inaction or a failure to engage in conduct, and including engaging in any activity, practice or conduct through an agent performing services on behalf of such person) which constitutes an offence or a breach of obligations under the Bribery Act 2010, the US Foreign Corrupt Practices Act of 1977, as amended, or any other anti-corruption legislation applicable to the Wider Randgold Group or Wider Barrick Group;

(b)

any asset of any member of the Wider Randgold Group or the Wider Barrick Group constitutes criminal property as defined by section 340(3) of the Proceeds of Crime Act 2002, as amended (but disregarding paragraph (b) of that definition) or is deemed to be the proceeds of crime under any applicable legislation;

(c)

any past or present member, director, officer or employee of the Wider Randgold Group or the Wider Barrick Group, or any other person for whom any such person may be liable or responsible (in each case including through an agent performing services on behalf of such person), has engaged in any business with, made any investments in, facilitated any other party in their business with, supplied or received any goods, technical data or services to or from, made any funds or assets available to or received any funds or assets from: (i) any government, entity, organization, or individual in respect of which US or European Union persons, or persons operating in those territories, are prohibited from engaging in activities or doing business, or from receiving or making available funds or economic resources, by US or European Union laws or regulations including the economic sanctions administered by the United States Office of Foreign Assets Control, the United States Department of State, or HM Treasury & Customs; or (ii) any government, entity, organization, or individual designated either directly or indirectly (by virtue of ownership, control or other factors) or targeted by any of the economic sanctions of the United Nations, the United States, the European Union or any of its member states;

(d)

a member of the Randgold Group or the Barrick Group has engaged in any activity or transaction which would cause Barrick or Randgold to be in breach of any law or regulation or otherwise subject it to restrictions, penalties or sanctions upon Barrick’s acquisition of Randgold including the economic sanctions of the United States Office of Foreign Assets Control, the United States Department of State, HM Treasury & Customs, or any government entity, organization, or individual designated or targeted by any of the economic sanctions of the United Nations, the United States, the European Union or any of its member states, or the requirements of the United States Securities and Exchange Commission; or

(e)

without limitation to Conditions 14(c) or 14(d) above, any member of the Wider Randgold Group or the Wider Barrick Group has received a notice from any government authority of an inquiry, investigation or regulatory proceeding, proposed cancellation, revocation, or avoidance of any license, permit, or authorization applicable to any asset, intention to impose a penalty, forfeiture or other sanction or been named in a civil action brought by a government authority or any private party (including a derivative shareholder action) related to a potential violation of the Bribery Act 2010, the US Foreign Corrupt Practices Act of 1977, as amended, or any other anti-corruption legislation applicable to the Wider Randgold Group or the Wider Barrick Group, or any applicable economic sanctions or anti-money laundering legislation.

B.	Waiver and invocation of the Conditions

1.

The Scheme will not become effective, and will lapse, unless the Conditions have been fulfilled or (to the extent capable of waiver) waived or, where appropriate, have been determined to be or remain satisfied by no later than the Longstop Date.

2.	Subject to the requirements of the Panel, Barrick reserves the right in its sole discretion to waive:

(a)

those parts of all or any of the Conditions set out in paragraph 2 of Part A of this Appendix 1 relating to the deadlines for the Jersey Court Meeting, Extraordinary General Meeting and/or the Scheme Court Hearing. If any such deadline is not met, Barrick shall make an announcement by 8.00 a.m. on the business day following such deadline confirming whether it has invoked the relevant Condition, waived the relevant deadline or agreed with Randgold to extend the relevant deadline; and

(b)

all or any of Conditions 5, 6 and 8 and (so far as they relate to Randgold, the Wider Randgold Group or any part thereof) all or any of Conditions 7 and 9 to 14 (inclusive), in each case, in whole or in part, in Part A of this Appendix 1.

3.

Randgold reserves the right in its sole discretion to waive (so far as they relate to Barrick, the Wider Barrick Group or any part thereof) in whole or in part, all or any of Conditions 7 and 9 to 14 (inclusive) in Part A of this Appendix 1. This right:

(a)	is subject to the requirements of the Panel; and

(b)

shall cease to have any effect if a Randgold Board Adverse Recommendation Change occurs, in which case Randgold shall no longer have the right to waive any of Conditions 7 and 9 to 14 (inclusive) in Part A of this Appendix 1, whether in whole or in part and, instead, Barrick shall have the right in its sole discretion to waive any of such Conditions in whole or in part including (without limitation) if they relate to Barrick, the Wider Barrick Group or any part thereof.

4.	Save as set out above in respect of paragraphs 2 and 3, the Conditions set out in paragraphs 1 to 4 (inclusive) in Part A of this Appendix 1 cannot be waived.

5.

Neither Barrick nor Randgold shall be under any obligation to waive (if capable of waiver), to determine to be or remain satisfied or to treat as fulfilled any of the Conditions in Part A above (insofar as they apply to each of them) by a date earlier than the latest date specified above for the fulfilment of that condition, notwithstanding that the other Conditions may at such earlier date have been waived or fulfilled and that there are, at such earlier date, no circumstances indicating that any Condition may not be capable of fulfilment.

6.	The Merger shall lapse if:

(a)

in so far as the Merger or any matter arising from or relating to the Scheme or Merger constitutes a concentration with a Community dimension within the scope of the Regulation, the European Commission either initiates proceedings under Article 6(1)(c) of the Regulation or makes a referral to a competent authority in the United Kingdom under Article 9(1) of the Regulation and there is then a CMA Phase 2 Reference; or

(b)	the Merger or any matter arising from or relating to the Scheme or Merger becomes subject to a CMA Phase 2 Reference,

in each case before the date of the Jersey Court Meeting.

7.

Under Rule 13.5 of the Code, Barrick may not invoke a Condition so as to cause the Merger not to proceed, to lapse or be withdrawn, unless the circumstances which give rise to the right to invoke the Condition are of material significance to Barrick in the context of the Merger. Conditions 1, 2, 3 and 4 in Part A of this Appendix 1 are not subject to this provision of the Code.

8.	Randgold may not invoke a Condition so as to cause the Merger not to proceed, to lapse or be withdrawn:

(a)

under Rule 13.6 of the Code, unless the circumstances which give rise to the right to invoke the Condition are of material significance to Randgold Shareholders in the context of the Merger. Conditions 1, 2, 3 and 4 in Part A of this Appendix 1 are not subject to this provision of the Code; or

(b)	following a Randgold Board Adverse Recommendation Change.

9.

If the Panel requires Barrick to make an offer or offers for any Randgold Shares under the provisions of Rule 9 of the Code, Barrick may make such alterations to the Conditions as are necessary to comply with the provisions of that Rule.

10.	Each of the Conditions shall be regarded as a separate Condition and shall not be limited by reference to any other Condition.

11.

The Scheme will be governed by Jersey law and will be subject to the jurisdiction of the Jersey courts and to the conditions and further terms set out in this announcement and in the Scheme Document. The Merger and the Scheme will be subject to the applicable requirements of the London Stock Exchange, the FCA, the Code, the Toronto Stock Exchange, the NYSE, NASDAQ and applicable securities laws in Canada and the United States.

C.	Implementation by way of Takeover Offer

Barrick reserves the right to elect in accordance with the Cooperation Agreement to implement the Merger by way of a Takeover Offer for the entire issued and to be issued share capital of Randgold not already held by Barrick as an alternative to the Scheme. In such an event, the Takeover Offer will be implemented on the same terms (subject to appropriate amendments), so far as applicable and subject to the terms of the Cooperation Agreement, as those which would apply to the Scheme, with such appropriate amendments including (without limitation) an Acceptance Condition set at 90 per cent. or such other percentage (being more than 50 per cent.) as the parties may agree in writing (or, in circumstances where (a) a Randgold Board Adverse Recommendation Change occurs, (b) a Competing Proposal for Randgold is recommended in whole or in part by the Randgold Directors or (c) Randgold announces its intention to proceed with a Competing Proposal for Randgold, as Barrick may decide (in each case subject to the Panel’s consent to the extent necessary)) in nominal value of the shares to which such Takeover Offer relates.

D.	Certain further terms of the Merger

Fractions of New Barrick Shares will not be issued to Randgold Shareholders. Instead, Randgold Shareholders who otherwise would have received a fraction of a New Barrick Share will instead receive an amount in cash rounded to the nearest cent, based on the amount obtained by multiplying such fraction by the average Closing Price of Barrick Shares on the NYSE on each of the five consecutive trading days ending on the trading day that is two trading days prior to the Effective Date, except that individual entitlements of less than USD 5.00 will not be paid but will be retained for the benefit of the New Barrick Group.

Randgold Shares will be acquired by Barrick fully paid and free from all liens, equitable interests, charges, encumbrances, rights of pre-emption and other third party rights of any nature whatsoever and together with all rights attaching to them as at the date of this announcement or subsequently attaching or accruing to them, including the right to receive and retain, in full, all dividends and other distributions (if any) declared, made, paid or payable, or any other return of capital made, on or after the date of this announcement, other than any Randgold Equalisation Dividend and the Randgold Permitted Dividend.

If, on or after the date of this announcement, any dividend and/or other distribution and/or other return of capital (other than any Randgold Equalisation Dividend and the Randgold Permitted Dividend) is declared, made or paid or becomes payable in respect of the Randgold Shares, with a record date before the Scheme Record Time, Barrick reserves the right (without prejudice to any right of Barrick to invoke Condition 10(c) of Part A of this Appendix 1), to adjust the Exchange Ratio by reference to the amount of such dividend and/or distribution and/or return of capital, in which case any reference in this announcement or in the Scheme Document to the consideration payable under the terms of the Merger will be deemed to be a reference to the consideration as so adjusted. To the extent that any such dividend and/or distribution and/or other return of capital is declared, made or paid or is payable and it is: (i) transferred pursuant to the Merger on a basis which entitles Barrick to receive the dividend, distribution or return of capital and to retain it; or (ii) cancelled, the Exchange Ratio will not be subject to adjustment in accordance with this paragraph. Any exercise by Barrick of its rights referred to in this paragraph shall be the subject of an announcement and, for the avoidance of doubt, shall not be regarded as constituting any revision or variation of the Merger.

If after the date of this announcement, any Non-Permitted Barrick Dividend is declared, made or paid or becomes payable in respect of the Barrick Shares with a record date on or before the Effective Date, then Randgold reserves the right (in addition to the Randgold Permitted Dividend) to declare and pay, and the Randgold Shareholders will be entitled to receive and retain, prior to the Scheme Record Time a the Randgold Equalisation Dividend in respect of the Randgold Shares of an amount per Randgold Share equal to the amount of the Non-Permitted Barrick Dividend per Barrick Share multiplied by the Exchange Ratio (as may be reduced by Barrick as a result of any Randgold Return of Capital). Any exercise by Randgold of its rights referred to in this paragraph shall be the subject of an announcement and, for the avoidance of doubt, shall not be regarded as constituting any revision or variation of the Merger.

The Merger will be subject, inter alia, to the Conditions and certain further terms which are set out in this Appendix 1 and those terms which will be set out in the Scheme Document.

The availability of the Merger to persons not resident in Canada, the United States, the United Kingdom or Jersey may be affected by the laws of the relevant jurisdiction. Any persons who are subject to the laws of any jurisdiction other than Canada, the United States, the United Kingdom or Jersey should inform themselves about and observe any applicable requirements. Further information in relation to Overseas Shareholders will be contained in the Scheme Document.

Bases and Sources

Appendix 2

(a)	All references to Randgold Shares are to Randgold ordinary shares of USD 0.05 each. All references to Barrick Shares are to Barrick common shares with no par value.

(b)

The percentage of the common shares of the New Barrick Group that will be owned by Randgold Shareholders on a fully diluted basis is calculated by dividing the number of the New Barrick Shares to be issued under the terms of the Merger (as referred to in paragraph (e)(ii) below) by the common shares of the New Barrick Group (as referred to in paragraph (e) below) and multiplying the resulting sum by 100 to produce a percentage.

(c)	Randgold’s issued ordinary share capital refers to the 94,475,346 Randgold Shares in issue as at 5.00 p.m. on 21 September 2018.

(d)	Randgold’s fully diluted ordinary share capital is 95,726,057 Randgold Shares which has been calculated on the basis of:

(i)	the number of Randgold Shares in issue; and

(ii)	the maximum number of further Randgold Shares which may be issued on or after the date of this announcement on the exercise of options or vesting of awards under the Randgold Share Plans.

(e)	The common shares of the New Barrick Group has been calculated as the sum of:

(i)	a total number of 1,167,641,525 Barrick Shares in issue on a fully diluted basis as at 21 September 2018 as calculated using the treasury stock method; and

(ii)	586,609,277 New Barrick Shares which would be issued under the terms of the Merger based on the fully diluted ordinary share capital of Randgold.

(f)

The volume-weighted average price of a Barrick Share is derived from data provided by Bloomberg and refers to trading on the New York Stock Exchange; the volume-weighted average price of a Randgold ADS is derived from data provided by Bloomberg and refers to trading on NASDAQ.

(g)	For the purposes of the financial comparisons contained in this announcement, no account has been taken of any liability to taxation or the treatment of fractions under the Merger.

(h)

Unless otherwise stated, the financial information on Barrick is extracted (without material adjustment) from Barrick’s Annual Report, financial statements and MD&A for the financial year ended 31 December 2017 and from the announcement of Barrick’s interim results for the six months ended 30 June 2018.

(i)

Unless otherwise stated, the financial information on Randgold is extracted (without material adjustment) from Randgold’s Annual Report and Accounts for the financial year ended 31 December 2017 and from the announcement of Randgold’s interim results for the six months ended 30 June 2018.

(j)	The market prices of the Randgold Shares are the last reported sale price in US dollars of a Randgold ADS as quoted on NASDAQ.

(k)	The market prices of the Barrick Shares are the last reported sale price in US dollars of a Barrick Share as quoted on the NYSE.

(l)

The financial comparisons between the New Barrick Group and the Senior Peer Group relating to total cash costs[1] are derived from data provided by Wood Mackenzie and include C1 cash costs, royalties and other indirect costs.

(m)

Return on capital[6] is calculated as net earnings before interest divided by average invested capital which consists of total debt plus total equity less cash and cash equivalents using data provided by Bloomberg as at 31 December 2017.

(n)

The Tier One Gold Assets have been identified using Wood Mackenzie’s global list of gold assets and applying the data requirements set out in the definition for Tier One Gold Assets in Appendix 4 to determine which of such gold assets satisfy the definition.

(o)	Where any financial metrics have been presented on a combined or aggregate basis, such metrics do not include any pro forma adjustments.

Appendix 3

Details of Irrevocable Undertakings and Voting and Support Agreements

The following directors of Randgold have given irrevocable undertakings to vote in favour of the Scheme at the Jersey Court Meeting and the resolutions to be proposed at the Extraordinary General Meeting in relation to the following Randgold Shares:

Name	Number of Randgold Shares	Percentage of issued ordinary share capital of Randgold

Mark Bristow	839,034	0.889%

Graham Shuttleworth	102,040	0.108%

Christopher Coleman	19,800	0.021%

Andrew Quinn	11,828	0.013%

Safaitou Ba-N’Daw	6,159	0.007%

Jemal-ud-din Kassum	7,200	0.008%

Olivia Kirtley	3,000	0.003%

Jeanine Mabunda Lioko	8,635	0.009%

The following directors of Barrick have entered into voting and support agreements to vote in favour of the Barrick Shareholder Resolution and the Continuance at the Barrick Special Meeting in relation to the following Barrick Shares:

Name	Number of Barrick Shares	Percentage of existing Barrick Shares

María Ignacia Benítez	0	0.000%

Name	Number of Barrick Shares	Percentage of existing Barrick Shares

Gustavo Cisneros	11,000	0.001%

Graham G. Clow	19,138	0.002%

J. Michael Evans	0	0.000%

Brian L. Greenspun	31,185	0.003%

J. Brett Harvey	29,175	0.002%

Patricia Ann Hatter	1,864	0.000%

Pablo Marcet	8,500	0.001%

Anthony Munk	55,000	0.005%

J. Robert S. Prichard	30,000	0.003%

Steven J. Shapiro	30,000	0.003%

John L. Thornton	2,514,760	0.215%

Ernie L. Thrasher	50,000	0.004%

Appendix 4

Definitions

The following definitions apply throughout this announcement unless the context requires otherwise.

“$”, “USD”, “US Dollars” or “cent”	the lawful currency of the US

“£”, “Sterling”, “pence” or “p”	the lawful currency of the UK

“Acacia”

Acacia Mining plc, a public limited company incorporated under the laws of England and Wales with registered number 07123187, whose registered office is at 5th Floor, 1 Cavendish Place, London, W1G 0QF

“Acceptance Condition”	means the acceptance condition to any Takeover Offer

“Acknowledgment”	means the undertaking and acknowledgment to be delivered by Shandong Gold to Barrick in connection with the Strategic Investment Agreement

“Adjusted EBITDA”	earnings before interest, tax, depreciation and amortization as adjusted for earnings and costs for each of Barrick and Randgold and calculated as set out in Appendix 5

“Adjusted EBITDA margin”	for a defined period is a percentage equal to Adjusted EBITDA for such defined period divided by total reported revenue for the same defined period

“Agreed Switch”	has the meaning given to it in clause 9.1(a) of the Cooperation Agreement

“Announcement Date”	24 September 2018, being the date of release of this announcement

“Authorisations”	authorisations, orders, grants, recognitions, confirmations, consents, licences, clearances, certificates, permissions or approvals

“Australian Corporations Act”	the Corporations Act 2001 (Cth)

“Barclays”	Barclays Bank PLC, acting through its Investment Bank

“Barrick”	Barrick Gold Corporation

“Barrick Board Adverse Recommendation Change”	the Board of Barrick:

(a)   withdrawing (or modifying in any manner adverse to Randgold), or proposing publicly to withdraw (or modify in any manner adverse to Randgold), the Barrick Recommendation;

(b)   adopting, approving, recommending or declaring advisable, or proposing publicly to adopt, approve, recommend or declare advisable, any Competing Proposal for Barrick;

(c)   failing to include the Barrick Recommendation in this announcement or the Barrick Information Circular; or

(d)   entering into an acquisition agreement in certain circumstances specified in the Cooperation Agreement

“Barrick Group”	Barrick and its subsidiary undertakings

“Barrick Information Circular”

any circular (including all schedules, appendices and exhibits thereto) to be sent by Barrick to Barrick Shareholders in connection with the Barrick Special Meeting, including any amendments or supplements thereto

“Barrick Permitted Dividends”

Barrick quarterly dividends of: (i) up to USD 0.03 per Barrick Share for the three month period ending 30 September 2018; and (ii) up to USD 0.05 per Barrick Share (with a record date prior to the Effective Date) for the three month period ending 31 December 2018, in each case if, as and when declared by the Board of Barrick

“Barrick Recommendation”	means an unqualified recommendation by the Barrick Board to the Barrick Shareholders to vote in favour of the Barrick Shareholder Resolution

“Barrick Share Plans”

means the Barrick Restricted Share Unit Plan, the Barrick Deferred Share Unit Plan, the Barrick Performance Granted Share Unit Plan, the Barrick Global Employee Share Plan, the Barrick Share Purchase Plan, the Barrick Stock Option Plan (2004) and the Barrick Amended and Restated Stock Option Plan

“Barrick Shareholder Resolution”	the shareholder resolution of the Barrick Shareholders approving, by simple majority of the Barrick Shares voted at the Barrick Shareholder Meeting, the issuance of the New Barrick Shares in accordance with the requirements of the Toronto Stock Exchange

“Barrick Shareholders”	the holders of Barrick Shares from time to time

“Barrick Shares”	the common shares in the capital of Barrick

“Barrick Special Meeting”

the special meeting, including any adjournments or postponements thereof, of the Barrick Shareholders to be held to consider and, if thought advisable, approve the Barrick Shareholder Resolution and the special resolution approving the Continuance and any other business which may properly come before the meeting

“Barrick Superior Proposal”

any unsolicited bona fide written Competing Proposal for Barrick that has not been withdrawn and that:

(a)   did not result from a breach by Barrick or any of its representatives of any provision of clauses 8.1 through 8.4 (inclusive) of the Cooperation Agreement;

(b)   is made by a third party or group pursuant to which such third party (or in a merger or consolidation involving such party, the stockholders of such third party) or group would acquire, directly or indirectly, by means of a merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, liquidation, winding-up or similar transaction, 100% of the Barrick Shares or all or substantially all of the assets of the Barrick Group;

(c)   complies with Law;

(d)   is not subject to any financing contingency and in respect of which the Board of Barrick has concluded, in good faith (after receiving the advice of its legal and financial adviser(s)), that adequate arrangements have been made to ensure that the required funds or other consideration will be available to effect payment in full;

(e)   is not subject to any due diligence and/or access condition;

(f)  in respect of which the Board of Barrick determines in good faith, after receiving the advice of its legal counsel and its financial adviser(s) that: (A) failure to recommend such Competing Proposal for Barrick to the Barrick Shareholders would be inconsistent with its fiduciary duties under Law; and (B) such Competing Proposal for Barrick is on terms more favourable from a financial point of view to the Barrick Shareholders than the Merger, taking into account all the material terms and conditions of (x) such offer (including the material legal, financial and regulatory aspects of the proposal and any potential delay associated therewith) and (y) the Cooperation Agreement (including any changes proposed by Randgold to the terms of the Cooperation Agreement), and also taking into account the expected benefits and any synergies arising from the Merger; and

(g)   is otherwise reasonably capable of being consummated on the terms proposed, taking into account all material legal, financial, regulatory and other aspects of such proposal, including conditionality

“Board”	board of directors

“business day”

means a day other than a Saturday or Sunday or public holiday in England and Wales, Jersey, Canada or the United States on which banks in London, St. Helier, Toronto and New York are open for general commercial business

“Canadian Holders”

Holders of Randgold Shares in Canada, resident in Canada or with a registered address in Canada, and any custodian, nominee or trustee holding Randgold Shares for persons in Canada or with a registered address in Canada

“Canadian Randgold ADS Holders”	Holders of Randgold ADSs from time to time in Canada

“CIBC”	Canadian Imperial Bank of Commerce, London Branch

“Closing Price”

in respect of Randgold, the last reported sale price in US dollars of a Randgold ADS as quoted on NASDAQ, and in respect of Barrick, the last reported sale price in US dollars of a Barrick Share as quoted on NYSE

“Code”	means the City Code on Takeovers and Mergers, as issued from time to time by or on behalf of the Panel

“COMESA”

means the Common Market for Eastern and Southern Africa, which includes the following member states: Burundi, the Comoros, the Democratic Republic of Congo, Djibouti, Egypt, Eritrea, Ethiopia, Kenya, Libya, Madagascar, Malawi, Mauritius, Rwanda, Somalia, Sudan, Swaziland, Seychelles, Tunisia, Uganda, Zambia and Zimbabwe

“Competing Proposal for Barrick”

a proposal, offer or expression of interest, whether or not in writing:

(a)   for an offer (including an exchange offer or take-over bid), merger, acquisition, dual-listed structure, amalgamation, statutory arrangement, recapitalization, reverse take-over, and/or business combination (or the announcement of a firm intention to do the same), the purpose of which is to acquire, directly or indirectly, 20 per cent. or more of the issued or to be issued common share capital of Barrick or any other class of voting or equity securities of Barrick or securities convertible into or exchangeable for such voting or equity securities (when aggregated with the shares already held by the acquirer and any person acting or presumed or deemed to be acting in concert with the acquirer) or any arrangement or series of arrangements which results in any party acquiring, consolidating or increasing ‘control’ (as defined in the Code) of Barrick;

(b)   for the acquisition or disposal, directly or indirectly (and including by way of dilution as a result of share issuance by any Barrick Group member, excluding Acacia), of all or a significant proportion (being 20 per cent. or more) of the business, assets and/or undertakings of the Barrick Group calculated by reference to any of its revenue, profits or value taken as a whole;

(c)   for a demerger and/or liquidation involving all or a significant portion (being 20 per cent. or more) of the Barrick Group calculated by reference to any of its revenue, profits or value taken as a whole; or

(d)   for any other transaction which would be reasonably likely materially to preclude, impede or delay or otherwise prejudice, or be an alternative to or inconsistent with, the implementation of the Merger, in each case which is not effected by Randgold (or a person acting in concert with Randgold) or at Randgold’s direction or with Randgold’s agreement, and in each case whether implemented in a single transaction or a series of transactions and whether conditional or otherwise and excluding in each case the Strategic Investment Agreement

“Competing Proposal for Randgold”

a proposal, offer or expression of interest, whether or not in writing:

(a)   for an offer (including a partial, exchange or tender offer), merger, acquisition, dual-listed structure, scheme of arrangement, reverse take-over, whitewash transaction and/or business combination (or the announcement of a firm intention to do the same), the purpose of which is to acquire, directly or indirectly, 20 per cent. or more of the issued or to be issued ordinary share capital of Randgold or any other class of voting or equity securities of Randgold or securities convertible into or exchangeable for such voting or equity securities (when aggregated with the shares already held by the acquirer and any person acting or presumed or deemed to be acting in concert with the acquirer) or any arrangement or series of arrangements which results in any party acquiring, consolidating or increasing ‘control’ (as defined in the Code) of Randgold;

(b)   for the acquisition or disposal, directly or indirectly (and including by way of dilution as a result of share issuance by any Randgold Group member), of all or a significant proportion (being 20 per cent. or more) of the business, assets and/or undertakings of the Randgold

Group calculated by reference to any of its revenue, profits or value taken as a whole;

(c)   for a demerger and/or liquidation involving all or a significant portion (being 20 per cent. or more) of the Randgold Group calculated by reference to any of its revenue, profits or value taken as a whole; or

(d)   for any other transaction which would be reasonably likely materially to preclude, impede or delay or otherwise prejudice, or be an alternative to or inconsistent with, the implementation of the Merger (including, for the avoidance of doubt, any transaction or arrangement which would constitute a Class 1 transaction for the purposes of the Listing Rules undertaken by Randgold), in each case which is not effected by Barrick (or a person acting in concert with Barrick) or at Barrick’s direction or with Barrick’s agreement, and in each case whether implemented in a single transaction or a series of transactions and whether conditional or otherwise

“Computershare”	Computershare Investor Services (Jersey) Limited, Randgold’s registrar

“Conditions”

(a)   for so long as the Merger is being implemented by means of the Scheme, the terms and conditions to the implementation of the Merger (including the Scheme) as set out in Part A of Appendix I to this announcement and to be set out in the Merger Document, as may be amended by Barrick with the consent of Randgold and the Panel; and

(b)   for so long as the Merger is being implemented by means of a Takeover Offer, the terms and conditions referred to in (a) above, as amended by replacing the conditions set out in paragraph 2 of Part A of Appendix I to this announcement with the Acceptance Condition and as may be further amended by Barrick with the consent of the Panel (and, in the event of an Agreed Switch, Randgold), and Condition shall be construed accordingly;

“Continuance”	the continuance of Barrick to the Province of British Columbia under the Business Corporations Act (British Columbia)

“Cooperation Agreement”	the cooperation agreement entered into between Barrick and Randgold on 24 September 2018 with respect to conduct of the Merger

“Copper Business”	consisting of the Lumwana copper mine and the Zaldívar and Jabal Sayid copper joint ventures

“CREST”

the operator’s system (as defined in the Companies (Uncertificated Securities) (Jersey) Order 1999) in respect of which Euroclear UK & Ireland Limited is the authorised operator (as defined in such Order) in accordance with which securities may be held and transferred in uncertificated form

“Dealing Disclosure”	an announcement pursuant to Rule 8 of the Code containing details of dealings in interests in relevant securities of a party to an offer

“Depositary”	Citibank, N.A. in its role as the depositary for the Randgold ADSs under the amended and restated deposit agreement with Randgold dated 3 March 2017

“Disclosed”

in respect of Barrick, means, information which has been fairly disclosed by or on behalf of Barrick: (i) in the annual report of Barrick for the 12 month period ended 31 December 2017; (ii) in the annual information form of Barrick for the financial year ended 31 December 2017, (iii) in the condensed unaudited interim consolidated financial statements of Barrick for the three months ended 31 March 2018; (iv) in the management’s discussion and analysis of Barrick for the three months ended 31 March 2018; (v) in the condensed unaudited interim consolidated financial statement of Barrick for the three and six months ended 30 June 2018; (vi) in the management’s discussion and analysis of Barrick for the three and six months ended 30 June 2018; (vii) in this announcement; (viii) in any other public announcement or other document filed by, or on behalf of, Barrick with the SEC or Canadian securities regulatory authorities after 31 December 2017 but prior to the date of this announcement; (ix) in writing to Randgold prior to the date of this announcement (including to Randgold’s officers, employees, agents or advisers in their capacity as such); or (x) in the virtual data room operated by or on behalf of Barrick in respect of the Merger prior to the date of this announcement; and

in respect of Randgold means, information which has been fairly disclosed by or on behalf of Randgold: (i) in the annual report and accounts of the Randgold Group for the 12 month period to 31 December 2017; (ii) in the quarterly announcements of the Randgold Group for (a) the three-month period to 31 March 2018 and (b) the three-month period to 30 June 2018; (iii) in this announcement; (iv) in any other public announcement by, or on behalf of, Randgold in accordance with the Listing Rules, Disclosure Guidance and Transparency Rules of the FCA (as applicable) after 31 December 2017 but prior to the date of this announcement; (v) in writing to Barrick prior to the date of this announcement (including to Barrick’s officers, employees, agents or advisers in their capacity as such); or (vi) in the virtual data room operated by or on behalf of Randgold in respect of the Merger prior to the date of this announcement

“Effective Date”

(i) the date on which the Scheme becomes effective in accordance with its terms; or (ii) if Barrick elects to implement the Merger by means of a Takeover Offer in accordance with the terms of the Cooperation Agreement, the date that the Takeover Offer becomes or is declared unconditional in all respects

“Exchange Ratio”	the exchange ratio of 6.1280 New Barrick Shares for each Randgold Share

“Excluded Shares”	(i) any Randgold Shares registered in the name of or beneficially owned by Barrick or any other member of the Barrick Group; and (ii) any Randgold Shares held in treasury by Randgold

“Extraordinary General Meeting”	the extraordinary general meeting of Randgold to be convened in connection with the Scheme, notice of which will be set out in the Scheme Document, including any adjournment or postponement thereof

“FCA”	the UK Financial Conduct Authority

“Forms of Proxy”	the forms of proxy in connection with each of the Jersey Court Meeting and the Extraordinary General Meeting, which shall accompany the Scheme Document

“IFRS”	International Financial Reporting Standards

“IRR”	internal rate of return

“Jersey Companies Law”	the Companies (Jersey) Law 1991

“Jersey Court”	the Royal Court of Jersey

“Jersey Court Meeting”

the meeting(s) of the Scheme Shareholders to be convened by order of the Jersey Court pursuant to Article 125 of the Jersey Companies Law, notice of which will be set out in the Scheme Document, for the purpose of approving the Scheme, including any adjournment thereof

“JORC (2012) Code”	the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia

“Law”

any applicable statute, law, rule, regulation, ordinance, code, order, judgment, injunction, writ, decree, directive, policy, guideline, interpretation or rule of common law issued, administered or enforced by any Government Authority, or any judicial or administrative interpretation thereof

“Listing Rules”

the rules and regulations made by the FCA in its capacity as the UK Listing Authority under the Financial Services and Markets Act 2000, and contained in the UK Listing Authority’s publication of the same name

“London Stock Exchange” or “LSE”	London Stock Exchange plc or its successor

“Longstop Date”	28 February 2019 or such later date as may be agreed in writing by Barrick and Randgold (with the Panel’s consent and (if such approval is required) as the Jersey Court may approve)

“M. Klein and Co.”	M. Klein & Company, LLC which provides investment banking services through The Klein Group, LLC, a registered broker dealer

“Merger”	the direct or indirect acquisition of the entire issued and to be issued share capital of Randgold by Barrick to be effected by way of: (i) the Scheme; or (ii) a Takeover Offer (as the case may be)

“Merger Document”	(i) if the Scheme is (or is to be) implemented, the Scheme Document; or (ii) if the Takeover Offer is (or is to be) implemented, the Offer Document

“Morgan Stanley”	Morgan Stanley & Co. International plc, acting together with its affiliate, Morgan Stanley Canada Limited

“NASDAQ”	the NASDAQ Global Select Market

“New Barrick Group”	the enlarged group following the Merger comprising the Barrick Group and the Randgold Group

“New Barrick Shares”	the new Barrick Shares to be issued pursuant to the Merger

“Non-Core Assets”	assets that are neither Tier One Gold Assets nor Strategic Assets, nor form part of the strategic Copper Business

“Non-Permitted Barrick Dividend”

any Barrick dividend (other than or in excess of the Barrick Permitted Dividends), distribution or return of capital that after the date of this announcement is declared, made or paid or becomes payable in respect of the Barrick Shares with a record date on or before the Effective Date

“NYSE”	the New York Stock Exchange

“Offer Document”

if (following the date of the Cooperation Agreement) Barrick elects to implement the Merger by way of the Takeover Offer in accordance with clause 9.1 of the Cooperation Agreement, the document to be sent to (among others) Randgold Shareholders setting out, among other things, the full terms and conditions of the Takeover Offer

“Official List”	the official list maintained by the UK Listing Authority

“Opening Position Disclosure”

an announcement containing details of interests or short positions in, or rights to subscribe for, any relevant securities of a party to the offer if the person concerned has such a position, as defined in Rule 8 of the Code

“Overseas Shareholders”

Randgold Shareholders who are resident in, ordinarily resident in, or citizens of, jurisdictions outside Canada, the United States, the United Kingdom or Jersey or who are nominees of, or custodian or trustee for the same

“Panel” or “Takeover Panel”	the UK Panel on Takeovers and Mergers

“PRA”	the UK Prudential Regulation Authority

“Randgold”	Randgold Resources Limited

“Randgold ADSs”	American Depositary Shares, each of which represents one Randgold Share

“Randgold Annual Bonus Plan”	the Randgold Annual Bonus Plan approved by the Board on 2 May 2011 and amended by the Board on 28 February 2014, 3 May 2016, 16 March 2017 and 22 March 2018

“Randgold Articles”	the memorandum and articles of association of Randgold

“Randgold Board Adverse Recommendation Change”

(c)   if Randgold makes an announcement prior to the publication of the Merger Document(s) that: (i) the Board of Randgold no longer intend to make the Randgold Board Recommendation or intend to modify or qualify such recommendation in any adverse way; (ii) except as contemplated in the Cooperation Agreement, it will not convene the Jersey Court Meeting or the Extraordinary General Meeting; or (iii) except as contemplated in the Cooperation Agreement, it intends not to post the Scheme Document or (if different) the document convening the Extraordinary General Meeting;

(d)   if Randgold makes an announcement that it will delay the convening of, or will adjourn, the Jersey Court Meeting, the Extraordinary General Meeting or the Scheme Court Hearing for more than 15 calendar days, in each case without the consent of Barrick, or fails to register the Scheme Court Order with the Registrar of Companies by the later of (i) the expected Effective Date as set out in the Scheme Document or any subsequent announcement in relation to the timetable of the Merger published with the agreement of the parties and (ii) 2 Business Days of its grant;

(e)   the Randgold Board Recommendation is not included by Randgold in the Merger Document(s); or

(f)  the Board of Randgold in any way withdraw, adversely modify or adversely qualify the Randgold Board Recommendation

“Randgold Board Recommendation”

means an unqualified recommendation from the Board of Randgold to Randgold Shareholders in respect of the Merger: (i) to vote in favour of the Randgold Resolutions; or (ii) if Barrick elects to implement the Merger by means of a Takeover Offer in accordance with the terms of the Cooperation Agreement, to accept the Takeover Offer

“Randgold CEO Award”	the one-off award of performance shares granted to Mark Bristow in 2013

“Randgold Co-investment Plan”	the Randgold Co-investment Plan approved by Randgold in general meeting on 3 May 2011 and amended by the Randgold Board on 30 January 2012

“Randgold Equalisation Dividend”	the dividend payable to the Randgold Shareholders if a Non-Permitted Barrick Dividend is declared, made or paid in accordance with paragraph 3 (Dividends) of this announcement

“Randgold Group”

Randgold and its subsidiary undertakings and, in the context of the Cooperation Agreement, Randgold and its subsidiary undertakings and any undertakings in which it controls, directly or indirectly, 20 per cent. of the voting rights and member of the Randgold Group shall be construed accordingly

“Randgold Long-Term Incentive Plan”	the Randgold Long-Term Incentive Plan approved by the Randgold Board and by the Special Committee of the Remuneration Committee on 20 March 2018 and approved by the Randgold Shareholders on 8 May 2018

“Randgold Meetings”	the Extraordinary General Meeting and the Jersey Court Meeting

“Randgold Permitted Dividend”	the dividend payable to Randgold Shareholders in accordance with paragraph 3 (Dividends) of this announcement

“Randgold Resolutions”	such shareholder resolutions of Randgold as are necessary to approve, implement and effect the Scheme and the Merger and changes to Randgold’s articles of association

“Randgold Restricted Share Scheme”	the Randgold Restricted Share Scheme approved by the Randgold Board on 26 March 2008 and by Randgold in the general meeting on 28 July 2008 and amended by the Randgold Board on 30 January 2012

“Randgold Return of Capital”

any dividend, distribution or return of capital that is declared, made or paid or becomes payable in respect of the Randgold Shares (other than a Randgold Permitted Dividend or a Randgold Equalisation Dividend) with a record date on or before the Scheme Record Time

“Randgold Share Plans”

the Randgold CEO Award, the Randgold Resources Limited Restricted Share Scheme, the Randgold Resources Limited Co-Investment Plan, the Randgold Resources Limited Long-Term Incentive Plan, and the Randgold Annual Bonus Plan (to the extent it relates to the deferred bonus shares)

“Randgold Shareholders”	the registered holders of Randgold Shares from time to time

“Randgold Shares”	the ordinary shares of USD 0.05 each in the capital of Randgold

“Registrar of Companies”	the Registrar of Companies of the Jersey Financial Services Commission

“Regulation”	Council Regulation (EC) 139/2004 (as amended)

“Regulatory Information Service”	any information service authorised from time to time by the FCA for the purpose of disseminating regulatory announcements

“Relationship Agreement”	the amended and restated relationship agreement dated 16 November 2014 entered into between Barrick and Acacia

“Restricted Jurisdiction”

any jurisdiction (excluding Canada, Jersey, the United Kingdom and the United States) where local laws or regulations may result in a significant risk of civil, regulatory or criminal exposure for Barrick or Randgold if information concerning the Merger is sent or made available to Randgold Shareholders in that jurisdiction

“Scheme”

the scheme of arrangement proposed to be made under Article 125 of the Jersey Companies Law between Randgold and the Scheme Shareholders, with or subject to any modification, addition or condition approved or imposed by the Jersey Court and agreed to by Randgold and Barrick

“Scheme Court Hearing”	the hearing of the Jersey Court to sanction the Scheme

“Scheme Court Order”	the order(s) of the Jersey Court sanctioning the Scheme under Article 125 of the Jersey Companies Law

“Scheme Document”

the document to be sent to (among others) Randgold Shareholders containing and setting out, among other things, the full terms and conditions of the Scheme and containing the notices convening the Jersey Court Meeting and Extraordinary General Meeting

“Scheme Record Time”

the time and date specified in the Scheme Document, expected to be 6.00 p.m. on the date of the Scheme Court Hearing or such later time as Randgold and Barrick may agree immediately prior to the Effective Date

“Scheme Shareholders”	the holders of Scheme Shares

“Scheme Shares”

all Randgold Shares which are:

(a)   in issue as at the date of the Scheme Document;

(b)   (if any) issued after the date of the Scheme Document and prior to the Scheme Voting Record Time; and

(c)   (if any) issued on or after the Scheme Voting Record Time and before the Scheme Record Time, in respect of which the original or any subsequent holders thereof shall be bound by the Scheme or in respect of which the holders thereof shall have agreed in writing to be bound by the Scheme, in each case other than the Excluded Shares

“Scheme Voting Record Time”	the time and date specified in the Scheme Document by reference to which entitlement to vote on the Scheme will be determined

“SEC”	the U.S. Securities and Exchange Commission

“Senior Gold Peers”	Agnico Eagle Mines Limited, Goldcorp Inc., Newcrest Mining Limited, and Newmont Mining Corporation

“Shandong Gold”	Shandong Gold Group Co., Ltd.

“Shandong Mining”	Shandong Gold Mining Co., Ltd.

“Special Resolution”

the special resolution to be proposed by Randgold at the Extraordinary General Meeting in connection with, among other things, the approval of the Scheme and the alteration of the Randgold Articles and such other matters as may be necessary to implement the Scheme

“Strategic Assets”	assets which, in the opinion of Barrick and Randgold, have the potential to deliver significant unrealized value in the future

“Strategic Investment Agreement”

means the strategic investment agreement to be entered into between Barrick and Shandong on or around 24 September 2018, which provides for cross-investments of up to USD 300 million through the acquisition of shares of Shandong Mining and Barrick, respectively, through the facilities of the stock exchanges on which such shares are listed

“Substantial Interest”	a direct or indirect interest in 20 per cent. or more of the voting equity capital of an undertaking

“Takeover Offer”

means a take-over offer (within the meaning of Article 116 of the Jersey Companies Law) to be made by or on behalf of Barrick to acquire the entire issued and to be issued share capital of Randgold on the terms and conditions to be set out in the Offer Document;

“Third Party”

any central bank, ministry, governmental, quasi-governmental, supranational (including COMESA and the European Union), statutory, regulatory or investigative body, authority or tribunal (including any national or supranational anti-trust, competition or merger control authority, any sectoral ministry or regulator and foreign investment review body), national, state, municipal or local government (including any subdivision, court, tribunal, administrative agency or commission or other authority thereof), any entity owned or controlled by any of them, any private body exercising any regulatory, taxing, importing or other authority, trade agency, association, institution or professional or environmental body in any jurisdiction

“Tier One Gold Asset”

a mine with a stated mine life in excess of ten years with 2017 production of at least five hundred thousand ounces of gold, 2017 total cash cost per ounce in the bottom half of all gold mines contained in Wood Mackenzie’s Metals Cost Curves Tool (<$748/oz total cash cost), excluding state-owned and privately-owned mines

“UK” or “United Kingdom”	the United Kingdom of Great Britain and Northern Ireland

“UK Listing Authority”	the FCA as the authority for listing in the United Kingdom

“United States of America”, “United States” or “US”

the United States of America, its territories and possessions, any state of the United States of America, the District of Columbia and all other areas subject to its jurisdiction and any political sub-division thereof

“US Holders”

Holders of Randgold Shares in the US, resident in the US or with a registered address in the US, and any custodian, nominee or trustee holding Randgold Shares for persons in the US or with a registered address in the US

“US Randgold ADS Holders”	Holders of Randgold ADSs from time to time in the US

“US Securities Act of 1933”	the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder

“US Securities Exchange Act of 1934”	the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder

“Wider Barrick Group”

Barrick and the subsidiaries and subsidiary undertakings of Barrick and associated undertakings (including any joint venture, partnership, firm or company in which any member of the Barrick Group is interested or any undertaking in which Barrick and such undertakings (aggregating their interests) have a Substantial Interest)

“Wider Randgold Group”

Randgold and the subsidiaries and subsidiary undertakings of Randgold and associated undertakings (including any joint venture, partnership, firm or company in which any member of the Randgold Group is interested or any undertaking in which Randgold and such undertakings (aggregating their interests) have a Substantial Interest)

For the purposes of this announcement, “subsidiary”, “subsidiary undertaking”, “undertaking”, “associated undertaking” have the meanings given by the UK Companies Act 2006 as amended.

References to an enactment include references to that enactment as amended, replaced, consolidated or re-enacted by or under any other enactment before or after the date of this announcement. All references to time in this announcement are to London time unless otherwise stated.

Appendix 5

Non-GAAP Measures Reconciliations

Adjusted EBITDA

“EBITDA” is a non-GAAP financial performance measure, which excludes the following from net earnings: (i) income tax expense; (ii) finance costs; (iii) finance income; and (iv) depreciation. Barrick and Randgold believe that EBITDA is a valuable indicator of their ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Barrick and Randgold use EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.

Barrick also reports “Adjusted EBITDA” which removes the effect of impairment charges; acquisition/disposition gains/losses; foreign currency translation gains/losses; other expense adjustments; and unrealized gains on non-hedge derivative instruments. Barrick believes these items provide a greater level of consistency with the adjusting items included in Barrick’s Adjusted Net Earnings reconciliation, with the exception that these amounts are adjusted to remove any impact on finance costs/income, income tax expense and/or depreciation as they do not affect EBITDA. Barrick and Randgold believe this additional information will assist analysts, investors and other stakeholders in better understanding the New Barrick Group’s ability to generate liquidity from operating cash flow, by excluding these amounts from the calculation as they are not indicative of the performance of its core mining business and not necessarily reflective of the underlying operating results for the periods presented.

EBITDA and Adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and Adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA and Adjusted EBITDA differently.

Below is a reconciliation of Barrick’s and Randgold’s Adjusted EBITDA to the most directly comparable GAAP measure.

For the year ended 31 December 2017

($ millions)	Barrick[1]	Randgold[2]	Combined

Net earnings (loss)	$ 1,516	$ 335	$ 1,851

Income tax expense	1,231	146	1,377

Finance costs, net	624	(3)	621

Depreciation	1,647	183	1,830

EBITDA	$ 5,018	$ 661	$ 5,679

Impairment charges (reversals) of long-lived assets	(212)	-	(212)

Acquisition/disposition (gains)/losses	(911)	-	(911)

Foreign currency translation (gains)/losses	72	(10)	62

Other expense adjustments	51	-	51

Unrealized gains on non-hedge derivative instruments	(1)	-	(1)

Adjusted EBITDA	$ 4,017	$ 651	$ 4,668

1 Barrick EBITDA and Adjusted EBITDA figures can be found on page 82 of the MD&A accompanying the Barrick financial statements for the year ended 31 December 2017.

2 Randgold EBITDA and Adjusted EBITDA figures are calculated using figures from the Consolidated Statement of Comprehensive Income on page F-10 and note 20 on page F-41 of Randgold’s Annual Financial Statement for the financial year ended 31 December 2017. The Randgold foreign currency translation gain is set out on page 3 of the Randgold report for the fourth quarter and year ended 31 December 2017.

Adjusted EBITDA Margin

“Adjusted EBITDA Margin” is calculated by dividing Adjusted EBITDA by revenue. Barrick and Randgold use “Adjusted EBITDA margin” because they believe that this non-GAAP financial performance measure is an important indicator of recurring operations, as it excludes items that may not be indicative of, or are unrelated to, their core operating results, and provides a measure of profitability. Adjusted EBITDA margin” is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers.

For the year ended 31 December 2017

($millions)	Barrick[1]	Randgold[2]	Combined

Revenue	$ 8,374	$ 1,280	$ 9,654

Adjusted EBITDA	4,017	651	4,668

Adjusted EBITDA Margin			48%

1 Barrick revenue and Adjusted EBITDA figures can be found on pages 42 and 82, respectively, of the MD&A accompanying the Barrick financial statements for the year ended 31 December 2017.

2 Randgold revenue can be found on page F-10 of Randgold’s Annual Financial Statement for the financial year ended 31 December 2017 and the Adjusted EBITDA figure for the year ended 31 December 2017 is calculated above.

Total Cash Costs

Randgold uses the term “total cash costs”, which is a non-GAAP financial performance measure, calculated using guidance issued by the Gold Institute. The Gold Institute was a non-profit industry association comprising leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute’s guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, and royalties. Total cash costs exclude costs associated with capitalized stripping activities.

Total cash costs is calculated on a consistent basis for the periods presented. Total cash costs should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS measures. The data does not have a meaning prescribed by IFRS and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular depreciation and amortization would be included in a measure of total costs of producing gold under IFRS, but are not included in total cash costs under the guidance provided by the Gold Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, Barrick and Randgold believe that total cash costs is a useful indicator to investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies.

Below is a reconciliation of Randgold’s total cash costs to the most directly comparable GAAP measure.

For the year ended 31 December 2017

($millions)

Gold sales per IFRS	$1,280

Gold sales adjustments for joint ventures	$374

Gold sales	$1,654

Mine production costs	$474

Movement in production inventory and ore stockpiles	$(12)

Royalties	$82

Royalty adjustment for joint ventures	$(16)

Total royalties	$66

Other mining and processing costs	$63

Cash cost adjustments for joint ventures	$225

Total cash costs	$815

Consolidated ounces sold (thousands)	1,315

Total cash cost per ounce	$620

Barrick uses the term “cash costs per ounce” for the most comparable measure to “total cash costs”. Cash costs per ounce is a non-GAAP financial performance measure which is calculated based on the definition published by the World Gold Council (“WGC”) (a market development organization for the gold industry comprised of and funded by 24 gold mining companies from around the world, including Barrick). The WGC is not a regulatory organization. Barrick uses this measure to monitor the performance of its gold mining operations and its ability to generate positive cash flow, both on an individual site basis and an overall company basis.

Cash costs start with Barrick’s cost of sales related to gold production and removes depreciation, the non-controlling interest of cost of sales and includes by-product credits. Barrick believes that its use of cash costs will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing its operating performance and also its ability to generate free cash flow from current operations and to generate free cash flow on an overall company basis. Due to the capital-intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine and therefore Barrick believes this measure is a useful non-GAAP operating metric and supplements its IFRS disclosure. This measure is not representative of all of Barrick’s cash expenditures as it does not include income tax payments, interest costs or dividend payments. This measure does not include depreciation or amortization.

Cash costs per ounce is intended to provide additional information only and does not have a standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate this measure differently.

Below is a reconciliation of Barrick’s cash costs per ounce to the most directly comparable GAAP measure.

For the year ended 31 December 2017

($millions)

Cost of sales related to gold production	$4,836

Depreciation	$(1,529)

By-product credits	$(135)

Realized (gains)/losses on hedge and non-hedge derivatives	$23

Non-recurring items	$-

Other (Pierina COS)	$(106)

Non-controlling interests (Pueblo Viejo and Acacia)	$(299)

Cash costs	$2,790

Ounces sold - attributable basis (thousands)	5,302

Cash costs per ounce	$526

For the purposes of presenting a combined total cash cost figure for the New Barrick Group, a reconciliation of Barrick’s cash costs per ounce to total cash costs was undertaken. The reconciliation calculation is set out below.

For the year ended 31 December 2017

($millions)

Barrick cash costs[1]	$2,790

add back Barrick non-controlling interest	299

Barrick total cash costs	$3,089

Randgold total cash costs[2]	815

Combined total cash costs	$3,904

Barrick ounces sold - attributable basis (thousands)[1]	5,302

add Barrick non-controlling interest ounces sold (thousands) [3]	639

Barrick consolidated ounces (thousands)	5,941

Randgold consolidated ounces sold[2] (thousands)	1,315

Combined consolidated ounces sold (thousands)	7,256

Combined total cash cost per ounce[4]	$538

1 Barrick reports cash cost per ounce. See the table above for a full reconciliation of cash cost per ounce to the most directly comparable GAAP measure. Barrick cash costs per ounce are reported on an attributable ounce basis whereas Randgold reports total cash costs on a consolidated ounce basis. In order to convert Barrick’s cash costs to total cash costs, the cash costs have been grossed up to include the non-controlling interest portion of costs and ounces for Barrick’s non-wholly owned subsidiaries.

2 Randgold reports total cash costs. See the table above for a full reconciliation of total cash costs to the most directly comparable GAAP measure.

3. Ounces attributable to non-controlling interests at Pueblo Viejo and Acacia calculated assuming non-controlling interest of 40% at Pueblo Viejo and 36.1% at Acacia according to page 79 of the MD&A accompanying the Barrick financial statements for the year ended 31 December 2017. Ounces attributable to Barrick can be found on page 76 of the MD&A accompanying the Barrick financial statements for the year ended 31 December 2017.

4 The combined total cash cost per ounce is calculated by taking the combined total cash costs and dividing such figure by the combined ounces sold.

Endnotes

1.

“Lowest total cash cost” is based on data from Wood Mackenzie as of 31 August 2018. “Total cash cost” is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Financial comparisons between the New Barrick Group and its Senior Gold Peers, as well as comparisons between Tier One Gold Assets, are made on the basis of the data presented by Wood Mackenzie which may not be calculated in the same manner as Barrick and Randgold calculate comparable measures. For further information, see “Non-GAAP Financial Performance Measures” and “Third Party Data” in this announcement.

2.

“Adjusted EBITDA” is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. See Appendix 5 for more detail, including an explanation of why Barrick and Randgold use this non-GAAP financial measure and a reconciliation of Barrick and Randgold Adjusted EBITDA to net earnings of each of Barrick and Randgold, respectively.

3.

“Highest Adjusted EBITDA” and “highest Adjusted EBITDA margin” are based on data from Factset as of 31 August 2018 and are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Financial comparisons between the New Barrick Group and its Senior Gold Peers are made on the basis of the data presented by Factset which may not be calculated in the same manner as Barrick and Randgold calculate comparable measures. For further information regarding these non-GAAP financial performance measures as calculated by Barrick and Randgold please see endnote 2, Appendix 5 and “Non-GAAP Financial Performance Measures” and “Third Party Data” in this announcement.

4.

“Adjusted EBITDA margin” is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information regarding this non-GAAP financial performance measure, see “Non-GAAP Financial Performance Measures” in this announcement. The calculation of Adjusted EBITDA margin and a reconciliation of Barrick and Randgold Adjusted EBITDA to the net earnings of each of Barrick and Randgold, respectively, is included in Appendix 5 to this announcement.

5.

“Total cash cost” is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. See Appendix 5 for more detail, including an explanation of why Barrick and Randgold use this non-GAAP financial performance and a reconciliation of total cash cost to the most directly comparable GAAP measure.

6.

“Highest return on capital” is based on data from Bloomberg as of 31 August 2018, and is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Financial comparisons between the New Barrick Group and its Senior Gold Peers are made on the basis of the data presented by Bloomberg which may not be calculated in the same manner as Barrick and Randgold calculate comparable measures. Barrick and Randgold use “return on capital” because they believe that this non-GAAP financial performance measure is an important indicator of their long term ability to generate a return on capital and provide useful information for analysing the prospects of their business. For further information, see “Third Party Data” in this announcement.

7.

The potential combined gold reserves figure of 78 million ounces (rounded to the nearest million) is an aggregate of the gold Mineral Reserves reported at USD 1200/oz by Barrick in its annual information form for the year ended 31 December 2017 (comprising attributable proven gold Mineral Reserves of 398 million tonnes, at a grade of 1.91 grams/tonne, containing 24 million ounces and attributable probable gold Mineral Reserves of 896 million tonnes, at a grade of 1.39 grams/tonne, containing 40 million ounces, for aggregate attributable proven and probable gold Mineral Reserves of 1,295 million tonnes, at a grade of 1.55 grams/tonne, containing 64 million ounces) and the gold Ore Reserves reported by Randgold at USD 1000/oz in its annual report for the year ended 31 December 2017

(comprising total proved gold Ore Reserves of 44 million tonnes, at a grade of 3.78 grams/tonne, containing 3.5 million attributable ounces and total probable gold Ore Reserves of 128 million tonnes, at a grade of 3.78 grams/tonne, containing 10 million attributable ounces, for aggregate total proven and probable gold mineral reserves of 172 million tonnes, at a grade of 3.78 grams/tonne, containing 14 million attributable ounces). The assumptions on which the Mineral Reserves for Barrick are reported are set out in Barrick’s annual information form published on 23 March 2018 and available from www.barrick.com/investors/agm/. The assumptions on which the Ore Reserves for Randgold are reported are set out in Randgold’s annual report published on 29 March 2018 and available from www.randgoldresources.com/annual-reports-listing. The Barrick Mineral Reserves have been prepared according to Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) 2014 Definition Standards for Mineral Resources and Mineral Reserves as incorporated by National Instrument 43-101 – Standards of Disclosure for Mineral Projects. The Randgold Ore Reserves have been prepared according to the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves standards and guidelines, published and maintained by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and the Minerals Council of Australia (the “JORC (2012) Code”). Randgold has reconciled the reported Ore Reserves to the CIM 2014 Definition Standards for Mineral Resources and Mineral Reserves as incorporated by National Instrument 43-101 – Standards of Disclosure for Mineral Projects and there are no material differences. The Barrick tonnage and grade figures are reported on an attributable basis and the Randgold tonnage and grade figures are reported on a total basis. The Barrick Mineral Reserves are reported using USD 1200/oz except for Kalgoorlie, which uses A$1600/oz and Bulyanhulu, North Mara and Buzwagi which use USD 1100/oz and the Randgold Ore Reserves are reported using USD 1000/oz, except for Kibali KCD open pit, which uses an USD 1100/oz pit design. As a result, the respective Mineral Reserves and Ore Reserves of Barrick and Randgold may not be directly comparable. The potential combined reserves should be treated as forward-looking statements and are subject to change under differing gold price assumptions.

8.

The lowest gross debt to Adjusted EBITDA ratio is, in respect of Adjusted EBITDA, based on data from Factset for the financial year ended 31 December 2017, and, in respect of gross debt, based on the 30 June 2018 financial statements for each of Barrick, Randgold and each Senior Gold Peer, and is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Financial comparisons between the New Barrick Group and its Senior Gold Peers made on the basis of the data presented by Factset may not be calculated in the same manner as Barrick and Randgold calculate comparable measures. Barrick and Randgold use “gross debt to Adjusted EBITDA ratio” because they believe that this non-GAAP financial performance measure is an important indicator of a company’s capital structure and balance sheet strength relative to the profitability of its business. For further information, see “Third Party Data” in this announcement.

Schedule 2

Randgold Employment-Related Matters

Randgold and Barrick agree that the following arrangements will, where appropriate and subject to the Merger becoming effective in all respects, be implemented with respect to Randgold’s employees and Randgold Share Plans.

Capitalised terms used in this Schedule but not defined in this Agreement have the meanings given to those terms in the Announcement.

Part A Randgold Share Plans

1.

Randgold will co-operate and provide such details in relation to the Randgold Share Plans as is reasonably required by Barrick in order to facilitate the implementation of the arrangements set out in this Schedule.

2.

Randgold will prepare, in a form to be agreed between Barrick and Randgold, communications to each of the participants in the Randgold Share Plans to enable Barrick to satisfy its obligations under Rule 15 of the Code and to send, or arrange for the sending of, such communications to participants at the appropriate time(s), such time(s) to be agreed (subject always to the requirements of the Code) between the parties.

3.

Randgold will procure that any awards that vest on the date of the Court Order in accordance with this Part A will be settled, with any issuance or transfer of Randgold Shares to be completed, prior to the Scheme Record Time.

4.

Randgold and Barrick agree that shareholder approval will be sought for an amendment to the articles of association of Randgold so that any Randgold Shares issued or transferred after the Effective Date (including pursuant to the vesting of awards under Randgold Share Plans) will be compulsorily acquired by Barrick on the same terms as were available to other Randgold Shareholders under the Merger (other than the terms in relation to timings and formalities).

Restricted Share Scheme

5.	The parties acknowledge that, as at 21 September 2018, there were outstanding Randgold Resources Limited Restricted Share Scheme (RSS) awards in respect of 915,502 Randgold Shares.

6.

Barrick and Randgold agree that Randgold will amend the RSS so that awards which would not otherwise have vested prior to the Merger will in consequence of the Merger vest on the date of the Court Order and not the Effective Date.

7.	Barrick and Randgold agree the following with respect to awards granted under the RSS which would not otherwise have vested prior to the date of the Court Order:

(a)	Randgold will procure that each of the executive directors of Randgold agrees that his awards will:

(i)	vest on the date of the Court Order over a time pro-rated number of Randgold Shares to the extent the applicable performance conditions

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have been satisfied on the date of vesting (as determined by the Randgold remuneration committee); and

(ii)

to the extent that an award has not vested as a result of time pro-rating (the Non-Vested Portion), the Non-Vested Portion will be exchanged for an equivalent award over Barrick Shares (the Replacement RSS Awards) (calculated by reference to the Exchange Ratio (as such term is defined in the Announcement)) subject to the same vesting schedule as applied to the relevant RSS award and a performance condition based on the relative TSR growth of Barrick against the Euromoney Global Gold Index (the Index) from the date of the Court Order until the end of the original performance period. 25% of a Replacement RSS Award will vest if the TSR growth of Barrick is equal to the Index, with none vesting if performance is below the Index. The Replacement RSS Awards will vest in full if TSR growth of Barrick outperforms the Index by 10% per annum in the aggregate. Performance will be interpolated on a straight-line basis between threshold and maximum performance. For the avoidance of doubt, no other performance conditions will apply.

By way of example only, if an RSS award is held over 10,000 Randgold Shares and one-third of the performance period has elapsed on the date of the Court Order, the original performance conditions would be applied to 3,333 Randgold Shares on the date of the Court Order and, to the extent that those conditions are satisfied, such Randgold Shares will then vest. A Replacement RSS Award will then be granted over that number of Barrick Shares which on the Effective Date is equivalent to 6,667 Randgold Shares calculated by reference to the Exchange Ratio and such Replacement RSS Award will then vest on the same vesting schedule as the original RSS award would have vested but tested solely against the relative TSR growth of Barrick against the Index over the period from the date of the Court Order to the end of the original performance period; and

(b)

Barrick and Randgold agree that any award held by a participant who is not an executive director of Randgold will vest in full on the date of the Court Order but only to the extent the applicable performance conditions have been satisfied on vesting (as determined by the Randgold remuneration committee) and to the extent not vested shall lapse.

Co-Investment Plan

8.	The parties acknowledge that, as at 21 September 2018, there were outstanding Randgold Resources Limited Co-Investment Plan (CIP) awards in respect of 131,611 Randgold Shares.

9.

Barrick and Randgold agree that awards granted under the CIP which would not otherwise have vested prior to the date of the Court Order will vest (subject to time pro-rating) on the date of the Court Order to the extent the applicable performance conditions have been satisfied as at the date of the Court Order, and to the extent not vested shall lapse.

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Long-Term Incentive Plan

10.	The parties acknowledge that, as at 21 September 2018, there were outstanding Randgold Resources Limited Long-Term Incentive Plan (LTIP) awards in respect of 261,784 Randgold Shares.

11.

The Randgold remuneration committee has determined, with the agreement of Barrick and Randgold, that awards granted under the LTIP will not vest in connection with the Merger but will be exchanged for equivalent awards over Barrick Shares (the Replacement LTIP Awards) (calculated by reference to the Exchange Ratio (as such term is defined in the Announcement)) in accordance with the rules of the LTIP on the following basis:

(a)

in respect of awards held by the executive directors of Randgold, the Replacement LTIP Awards will be granted subject to the same vesting schedule as applied to the relevant LTIP award and the satisfaction of a performance condition based on the relative TSR growth of Barrick against the Index from the date of the Court Order until the end of the original performance period. 25% of a Replacement LTIP Award will vest if TSR growth of Barrick is equal to the Index, with none vesting if performance is below the Index. The Replacement LTIP Awards will vest in full if the TSR growth of Barrick outperforms the Index by 10% per annum in the aggregate. Performance will be interpolated on a straight-line basis between threshold and maximum performance. For the avoidance of doubt, no other performance conditions will apply to the Replacement LTIP Awards; and

(b)

in respect of awards held other than by the executive directors of Randgold, the Replacement LTIP Awards will be granted subject to the same vesting schedule as applied to the relevant LTIP award provided that the applicable performance conditions will be adjusted such that performance will be based solely on a requirement for the participant to achieve an average “Satisfactory (3)” personal performance rating in their annual performance appraisal across the original performance period. To reflect this adjustment to the performance conditions, for those LTIP awards that were subject to corporate performance conditions prior to the exchange, the number of Barrick Shares subject to the relevant Replacement LTIP Awards shall be reduced by 25%, i.e., a 50% reduction of the portion of the original LTIP Award subject to corporate performance conditions. By way of example only, if an award would have been over 100,000 Barrick Shares following such exchange as a result of the application of the Exchange Ratio (as such term is defined in the Announcement), the Replacement LTIP Award shall instead be over 75,000 Barrick Shares as a result of such 25% reduction. For the avoidance of doubt, no other performance conditions will apply to the Replacement LTIP Awards. Pursuant to the rules of the LTIP, the Randgold remuneration committee has determined that the terms of the Replacement LTIP Awards as set out in this sub-paragraph are equivalent to those of the original LTIP awards.

The Trust

12.	Randgold has confirmed that the Randgold Resources Limited Employee Share Trust holds no unallocated Randgold Shares.

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Holding Periods

13.

Randgold and Barrick acknowledge that, subject to paragraph 14 below, any holding period applicable to Randgold Shares pursuant to the Randgold Share Plans will continue to apply to the Barrick Shares issued or transferred in exchange for such Randgold Shares.

14.

Subject to paragraph 15 below, the holding periods applicable to the shares received by the executive directors of Randgold pursuant to the Randgold Share Plans shall be as set out in their service contracts.

15.

Randgold will procure that the Chief Executive Officer of Randgold agrees that his existing Randgold CEO Award in respect of 50,031 Randgold Shares remains subject to a holding period ending on the later of (i) the third anniversary of the Effective Date and (ii) the date on which his employment with Barrick Group terminates.

Part B Randgold Employees

1.

Barrick confirms that, following the implementation of the Merger, the existing contractual and statutory employment rights of Randgold employees shall be observed and pensions obligations complied with, in accordance with applicable law.

2.

Barrick acknowledges Randgold’s intention that bonus determinations for any Randgold bonus year completed before the Effective Date will be undertaken in accordance with the Randgold Annual Bonus Plan, its normal practice and in a manner consistent with historic practice. Barrick acknowledges that any bonuses so determined which are due and payable but which have not been paid by the Effective Date will be paid by Randgold on or immediately following the Effective Date, provided that there will be no compulsory deferral into shares with respect to any payment following the Effective Date.

3.

Barrick acknowledges Randgold’s intention that bonus determination for the part of any Randgold bonus year commencing before but not completed by the Effective Date will be undertaken in accordance with the Randgold Annual Bonus Plan, its normal practice and in a manner consistent with historic practice, save that any such determinations will be based on the extent to which performance measures for the relevant Randgold bonus year have been satisfied as at the Effective Date and will be pro-rated to reflect the number of days in that bonus year that have been worked up to the Effective Date. Barrick acknowledges that any bonuses so determined will be paid on or immediately following the Effective Date, provided that there will be no compulsory deferral into shares.

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IN WITNESS WHEREOF this Agreement has been entered into on the date stated on page 1.

SIGNED	)
for and on behalf of	)
BARRICK GOLD CORPORATION	)

	Signature:	/s/ Georgios Joannou

	Name:	Georgios Joannou

	Title:	Senior Vice President,
Strategic Matters

)
)
)

	Signature:	/s/ James Boyd

	Name:	James Boyd

	Title:	Vice President, Strategic
Matters

SIGNED	)
for and on behalf of	)
RANDGOLD RESOURCES LIMITED	)

	Signature:	/s/ Graham Shuttleworth

	Name:	Graham Shuttleworth

	Title:	Finance Director and Chief
Financial Officer